UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Prologis, Inc.

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International Park of Commerce, Tracy, California

AHEAD OF WHAT'S NEXT

Prologis Proxy Statement

Notice of annual meeting of stockholders

Wednesday, May 1, 2019
1:30 p.m., Pacific time
Pier 1, Bay 1
San Francisco, California 94111

The date of this proxy statement is
March 22, 2019

PROLOGIS®

Notice of 2019 Annual Meeting of Stockholders

March 22, 2019

To our Stockholders:

I invite you to attend the 2019 annual meeting of stockholders of Prologis, Inc. at 1:30 p.m. on May 1, 2019 at Pier 1, Bay 1, San Francisco, California 94111.

Items of business. The following items of business will be conducted at our 2019 annual meeting of stockholders:

1. To elect twelve directors to our Board to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

2. Advisory vote to approve the company's executive compensation for 2018.

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year 2019.

4. To consider any other matters that may properly come before the meeting and at any adjournments or postponements of the meeting.

Record Date. If you were a holder of shares of our common stock at the close of business on March 6, 2019, you are entitled to receive this notice and to vote at the annual meeting and any adjournment(s) or postponement(s) of the annual meeting.

How to Vote. You can vote your shares by proxy through the Internet, by telephone or by mail using the instructions on the proxy card. Any proxy may be revoked in the manner described in the accompanying proxy statement at any time prior to its exercise at the annual meeting.

Meeting Attendance. If you plan to attend the meeting in person, you must bring proof of current ownership of our common stock to be admitted to and to attend the 2019 annual meeting.

Proxy Materials. On or about March 22, 2019, we intend to distribute to our stockholders:

(i)   Either in printed form by mail or electronically by email, a Notice of Annual Meeting and Internet Availability of Proxy Materials containing instructions on: (a) how to electronically access our 2019 Proxy Statement and 2018 Annual Report to Stockholders, which includes our 2018 Annual Report on Form 10-K; (b) how to vote; and (c) how to request printed proxy materials (if desired).

(ii) If requested or required, printed proxy materials, which will include our 2019 Proxy Statement, our 2018 Annual Report on Form 10-K and a proxy card.

On behalf of the Board of Directors,

Edward S. Nekritz

EDWARD S. NEKRITZ
Chief Legal Officer, General Counsel and Secretary

> Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 1, 2019. This proxy statement and accompanying form of proxy are first being made available to you on or about March 22, 2019. Proxy materials are available at www.proxyvote.com.



Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 1, 2019. This proxy statement and accompanying form of proxy are first being made available to you on or about March 22, 2019. Proxy materials are available at www.proxyvote.com. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting of the Stockholders. Please read it carefully.



2018 HIGHLIGHTS

Business

OUR BUSINESS MODEL DELIVERS RESULTS

In 2018, we outperformed both operationally and in the equity markets for yet another successful year.

87.4%
five-year TSR[1]

Over 420 bps
outperformance over MSCI and Cohen & Steers REIT Indices in five-year TSR[2]

131%
increase in net earnings per share over the last five years

61%
increase in Core FFO per share[3] over the last five years



(1) Total stockholder return ("TSR") is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(2) A real estate investment trust is a "REIT." MSCI US REIT Index is the "MSCI REIT Index" and the Cohen & Steers Realty Majors Portfolio Index is the "Cohen & Steers REIT Index." Measured in 5-year annualized TSR.

(3) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

For further detail, please see "Compensation Discussion and Analysis."



2018 HIGHLIGHTS

Compensation

WE INCENTIVIZE OUTPERFORMANCE RESPONSIBLY

No Increase

in base salaries of our named executive officers ("NEOs") in the past three years

NEO Waiver of Retirement Eligibility Benefits

to demonstrate commitment to company

Added 7-year Vesting

to Prologis Outperformance Plan Awards in 2018 plan amendment

Eliminated Bonus Exchange Premiums for NEOs

starting with the 2018 performance year



For further detail, please see "Compensation Discussion and Analysis."



2018 HIGHLIGHTS

Environmental Stewardship, Social Responsibility and Governance (ESG)

OUR COMMITMENT TO ESG IS A COMPETITIVE DIFFERENTIATOR

#1 U.S. Company

in 2019 Global 100 Most Sustainable Corporations in the World by Corporate Knights (#6 overall)

Continuous Board Refreshment

Four new directors in four years

#1 REIT

in Green Street Corporate Governance rankings for 16 consecutive years

NAREIT Industrial Leader in the Light

Recognized for superior and sustained sustainability practices for 7 consecutive years



For further detail, please see "Board of Directors and Corporate Governance", "Environmental Stewardship, Social Responsibility and Governance" and "Compensation Discussion and Analysis."



Proposals Submitted to Vote at the 2019 Annual Meeting

- We are asking our stockholders of record on March 6, 2019 to vote on the following matters at our 2019 annual meeting of stockholders to be held on May 1, 2019. Please see the section entitled "Additional Information" for details on how to vote and the vote required to approve those matters.

Proposal	Board Recommendation
Proposal 1: Election of Directors ■ At the annual meeting you will be asked to elect to the board of directors (the "Board") of Prologis, Inc. the twelve persons nominated by the Board. The directors will be elected to one-year terms and will hold office until the 2020 annual meeting and until their successors are duly elected and qualified.	**For**
Proposal 2: Advisory Vote to Approve the Company's Executive Compensation for 2018 ■ At the annual meeting you will be asked to approve a resolution on the company's executive compensation for 2018 as reported in this proxy statement.	**For**
Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm ■ At the annual meeting you will be asked to ratify the appointment of KPMG LLP by the Audit Committee (the "Audit Committee") of the Board as the company's independent registered public accounting firm for the year 2019.	**For**

References in this proxy statement to "we," "us," "our," the "company," and "Prologis" refer to Prologis, Inc. and its subsidiaries, unless the context otherwise requires.

This summary highlights information contained in this proxy statement. This summary does not contain all the information you should consider and you should read the entire proxy statement before voting. For more complete information regarding our 2018 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2018. All company operational information in this proxy statement is for the year ended or as of December 31, 2018, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measures and reconciliations to GAAP measures and for additional detail regarding definitions of terms as generally explained in the proxy statement.



Board of Directors and Corporate Governance



Prologis Corporate Governance Tear Sheet

Director Independence and Compliance

- 92% of our Board is independent: All directors, other than our chairman, are independent.
- No related-party transactions
- No hedging or pledging of our securities
- All directors attended 75% or more of Board and Board committee meetings.
- All directors are in compliance with our stock ownership guidelines (5x annual cash retainer).

Director Composition and Evaluation Process

- Annual Board evaluation process involving Board, Board committee and individual director assessments: Administered by the chair of our Board Governance and Nomination Committee (the "Governance Committee") and our lead independent director, with a third-party evaluation every other year
- Age/tenure policy: 75 years maximum age limit.[1] Impact of tenure on director independence is evaluated through our extensive annual Board evaluation process.
- Our mix of director tenure, skills and background provides a balance of experience and institutional knowledge with fresh perspectives.
- 11 out of 12 directors are independent, and two are female.

Board Leadership

- Lead independent director role with significant authority and responsibilities
- Chairman and CEO policy gives Board flexibility to determine best candidate for position.

Strong Stockholder Rights

- Adopted proxy access with 3/3/20/20 market standard (adopted in 2016)[2]
- No stockholder rights plan
- Irrevocably opted out of Maryland staggered board provisions: All directors elected annually (adopted in 2014)
- Majority vote is the standard in uncontested director elections (adopted in 2007).
- Stockholders can amend bylaws with majority vote (adopted in 1997).

(1) Our governance guidelines were amended in February 2019 to provide that directors will not be nominated or appointed to the Board if they are, or would be, 75 years or older at the time of the election or appointment.

(2) See "Additional Information" for further detail on proxy access.



Election of Directors (Proposal 1)

- The Board currently consists of twelve directors. All twelve current directors are standing to be elected to the Board at the 2019 annual meeting of stockholders to hold office until the 2020 annual meeting and until their successors are duly elected and qualified.

- The Board has affirmatively determined that all of our director nominees, other than Hamid Moghadam, are independent directors in accordance with New York Stock Exchange ("NYSE") rules, our governance guidelines and our bylaws.

- Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information— Majority Voting" for further detail.

- We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. However, if a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the Board as a substitute or the Board may reduce the number of directors. Each of the director nominees has consented to be named in this proxy statement and to serve as a director if elected.

- Information about each director nominee's share ownership is presented below under "Security Ownership."

- Certain of the director nominees previously served on the Board of ProLogis (the "Trust"). In June 2011, AMB Property Corporation ("AMB") and the Trust completed a merger transaction (the "Merger") and, effective with the Merger, our name was changed from AMB Property Corporation to Prologis, Inc.

- The shares represented by the proxies received will be voted for the election of each of the twelve nominees named below, unless you indicate in the proxy that your vote should be cast against any or all of the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified, or until the earliest of his or her resignation, retirement or death.

- The twelve nominees for election to the Board at the 2019 annual meeting, all proposed by the Board, are listed below with brief biographies.

> The Board unanimously recommends that the stockholders vote FOR the election of each nominee.



HOW IT WORKS

2019 Board Evaluations and Refreshment

Process

1. Board planning survey

2. Director interview questions based on stockholder feedback and key areas of focus

3. One-on-one director interviews covering Board level, Board committee and individual director assessments (by Governance Committee chair and lead director and every other year by an independent third party)

4. Report to Governance Committee

5. Board discussions and follow up

6. Identification of current Board needs

7. Identification of potential candidates and board interviews/discussion

2019 Evaluation Feedback

- Noted high-functioning nature of Board, open culture where directors feel free to voice opinions and strong leadership of our lead independent director

- Focused on director succession planning with a desire to maintain a good balance of newer and longer-tenured directors

How the Board responded

- Continued focus on female and otherwise diverse candidates that meet current needs of the company

- Amended director retirement age limit from 72 to 75 years for director succession management

BOARD COMPOSITION AND DIVERSITY

Distribution of Tenure[1]



| 0 – 5 Years | 6 – 11 Years | 12+ Years |

17% female (2 directors)

40 - 72 year age range

80% of our top 25 customers covered in the 10+ industries represented by the Board

75% of Board geographical composition[2] relates to key markets in which we do business

4 new directors in last four years

---

(1) Although the entire board was rebuilt at the time of the AMB-ProLogis Merger in 2011 and the tenure of the rebuilt board started at that time, we include Mr. Moghadam, Ms. Kennard, Mr. Losh and Mr. Skelton in the 12+ year category as they were directors of the legal acquirer prior to the Merger.

(2) Based on geographical area of current residence.



Board Evaluations and Process for Selecting Directors

- Our annual Board evaluation process involves assessments at the Board, Board committee and individual director levels. Through this process, the Board determines who should be nominated to stand for election based on current company and Board needs.

- In this process, directors complete a Board survey to identify key skills and characteristics currently needed for the Board, as well as to provide information relating to Board composition and planning.

- Director interview questions are prepared based on current areas of focus as well as feedback from our stockholder outreach efforts.

- Annual one-on-one director interviews are conducted by our lead independent director and chair of the Governance Committee and, every other year, by an independent third party.

- The results of the director interviews are aggregated by our lead independent director, Governance Committee chair, and if applicable, the independent third party, and reported to the Governance Committee and then to our full Board. Our Board will follow up on items identified in the evaluation process.

- Our Governance Committee discusses Board succession and reviews potential candidates. This process takes place throughout the course of the year. Although the committee may retain third parties to assist in identifying potential nominees, it prefers internal references by directors who understand the needs and dynamics of the Board with a particular focus on inclusion and diversity of ideas and background.

- Feedback received in our 2018 Board evaluations noted the high-functioning nature of the Board and the concern that a retirement age limit of 72 years would result in a near term imbalance of new and longer-tenured directors and the premature loss of valuable directors with years of company experience. The Board responded to this feedback by amending our governance guidelines to increase the retirement age limit to 75 years.



Director Qualifications, Skills and Experience

- Each of the director nominees was chosen to serve on the Board based on his or her qualifications, skills and experience, as discussed in their biographies, and how those characteristics serve the current needs of the Board and the company. For information about our business, strategy and goals, please see "Compensation Discussion and Analysis" ("CD&A").

- In making its nominations, the Governance Committee also assessed each director nominee by key characteristics, including courage to voice opinions, integrity, experience, accountability, good judgment, supportiveness in working with others and willingness to commit the time needed to satisfy the requirements of Board and committee membership.

- While the Governance Committee does not have a formal policy regarding diversity, the committee is committed to maintaining Board diversity in thought, background and experience—a mix of gender, ethnic background, geographic origin and professional experience that supports our business strategy and the current needs of the Board.

- As discussed earlier, our governance guidelines provide that directors will not be nominated or appointed to the Board if they are, or would be, 75 years or older at the time of the election or appointment. Term limits on directors' service have not been instituted.

Board composition and refreshment

- The Governance Committee is focused on identifying qualified and diverse director candidates with commensurate experience and background. The Board's current pool of potential candidates are mostly female and/or otherwise diverse candidates.

- The Board comprises four directors with up to five years of tenure, four directors with tenure between six and eleven years and four with over twelve years of tenure. This mix provides an even balance of experience and institutional knowledge with fresh perspectives.

- The Board is committed to regular refreshment to maintain an optimal balance of different perspectives and proper oversight over the company.

- The Board was completely refreshed and rebuilt at the time of the Merger in 2011. The Merger essentially created a new company with a new operating and corporate platform. At that time, all directors underwent intensive review to determine which directors would best fit the newly created combined company.

- Each director selected in this rebuilding process was onboarded as a new director to the newly established company. These directors were required to perform in a new governance environment, with new structures, processes, committees, charters and guidelines.

- We have continued to refresh the Board since the Merger. David O'Connor onboarded as a new director in 2015, Olivier Piani in 2017 and Cristina Bita and Philip Hawkins in 2018. Our director candidate search process actively identifies and assesses a pool of potential candidates through a variety of sources, primarily through internal references. This process will serve to continue to refresh the Board and maintain a balanced mix of new perspectives and experience.



BOARD QUALIFICATIONS

Director skills and experience support our business strategy.

- We have deep experience on our Board covering all components of our business model. The Board believes a balance of perspectives from other industries is critical to well-rounded oversight and insight into the perspectives of our customers covering a wide range of industries. In addition to the qualifications discussed below, director experience in innovation and technology, like that of Ms. Bita, supports our strategic initiatives driving innovation, data analytics, procurement and ancillary revenue sources to stay ahead of the evolution of the supply chain and our customers' needs.

Business Strategy	How our directors support our strategy	5-year performance results[1]
Global presence in the heart of urban consumption results in relative outperformance	**67%** of our directors have global management experience	**66%** net earnings per share and **96%** Core FFO per share[2] outperformance over U.S. logistics peer average
Scale drives efficiency	**100%** of our directors have large scale company executive management experience	**64%** AUM growth while G&A[3] decreased
Development adds to the bottom line	**58%** of our directors have real estate and logistics experience	**$3** Billion value created[4]
Strategic capital boosts growth by earning fees and promotes	**100%** of our directors have investment and/or finance experience	**$953** Million delivered in strategic capital fees and promotes

(1) Over five-year period 2014-2018.
(2) Our global platform outperformed the average of our U.S. logistics REIT comparison group (East Group Properties, First Industrial and Duke Realty) in net earnings per share and Core FFO per share compound annual growth rates by 65.9% and 95.5%, respectively, in the last five years. Our U.S. logistics REIT comparison group are the U.S. logistics REITs used in our equity award determinations. This comparison group included DCT Industrial Trust, Inc. ("DCT") until we announced our acquisition of DCT in April 2018 (and completed such acquisition in August 2018). The averaged rates for our comparison group are weighted by market capitalization. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.
(3) "G&A" are our general and administrative expenses.
(4) Value created over our total expected investment through development and leasing activities based on current projections. Please see Appendix A for further detail regarding how we calculate "Value creation." Development value creation is calculated across our owned and managed portfolio.



PROLOGIS®

- In addition to fundamental characteristics necessary for all directors, such as courage, wisdom and good judgment, below are qualifications of our Board identified in our Board evaluation process as important to supporting our current business strategy. These characteristics are critical to strong oversight and have proven long-term results.

	H. Moghadam	C. Bita	G. Fotiades	P. Hawkins	L. Kennard	J.M. Losh	I. Lyons III	D. O'Connor	O. Piani	J. Skelton	C. Webb	W. Zollars
Real estate/logistics[1]	●			●	●		●	●	●			●
CEO/executive management	●	●	●	●	●	●	●	●	●	●	●	●
Strategic planning	●	●	●	●	●	●	●	●	●	●	●	●
Finance/accounting	●	●	●	●	●	●	●	●	●	●	●	●
Global operations	●	●	●		●	●			●		●	●
Risk management	●	●	●	●	●	●	●	●	●	●	●	●

(1)   Includes development, operations, real estate investments and fund management.



Director Nominees

Hamid R. Moghadam

- Chairman of the Board since January 2000; Director since November 1997

Mr. Moghadam, 62, has been our Chief Executive Officer since the end of December 2012 and was our Co-Chief Executive Officer from June 2011 to December 2012. He is the co-founder of AMB Property Corporation and was AMB's Chief Executive Officer from November 1997 (from the time of AMB's initial public offering) to June 2011 when AMB merged with the Trust.

Other relevant qualifications. Mr. Moghadam is on the board of the Stanford Management Company and formerly served as its chairman. He is a former trustee of Stanford University and previously served on the Executive Committee of the Board of Directors of the Urban Land Institute. Mr. Moghadam holds Bachelor's and Master's degrees in engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the Graduate School of Business at Stanford University.



Board Committees:
Executive

Other public directorships:
None

Irving F. Lyons III

- Lead independent director since June 2011 (prior to the Merger served as a trustee of the Trust from September 2009 to June 2011 and from March 1996 to May 2006)

Mr. Lyons, 69, has been a principal with Lyons Asset Management, a private equity firm, since January 2005. In 2004, Mr. Lyons retired from the Trust where he served as chief investment officer from 1997 until his retirement. He joined the Trust in 1993 and served as president from 1999 to 2001 and vice chairman from 2001 to 2004. Mr. Lyons is a member of the boards of Equinix, Inc., a global data center operator, and Essex Property Trust, Inc., a real estate investment trust investing in apartment communities. Mr. Lyons previously served as chairman of the board of BRE Properties, Inc.

Other relevant qualifications. Mr. Lyons joined the Trust when King & Lyons, an industrial real estate management and development company, was acquired by the Trust in 1993. Mr. Lyons had been the managing general partner in that firm since its inception in 1979 and was one of its principals at the time of the acquisition. Mr. Lyons holds a Master in Business Administration from Stanford University and a Bachelor of Science in industrial engineering and operations research from the University of California at Berkeley.



Board Committees:
Executive

Other public directorships:
Equinix, Inc. and Essex Property Trust, Inc.



Cristina G. Bita

- Director since May 2018

Ms. Bita, 40, is a Vice President of Finance at Google, and Business Finance Officer for Google's Hardware and Virtual Reality & Augmented Reality organizations, as well as Global Marketing. She has served in a number of finance leadership roles since joining Google in 2006 across a range of business areas, including Global Partnerships and Business Development, Global Sales and Consumer Products. Prior to Google, Ms. Bita spent six years with Siemens/Osram, where she held various positions in Business Unit Controllership and Corporate FP&A.

Other relevant qualifications. Ms. Bita holds a Master of Science in Finance from the Boston College Wallace E. Carroll School of Management and a Bachelor of Science in Business Administration (Accounting) from Salem State University. Ms. Bita is also a Certified Management Accountant (CMA).



Board Committees:
Audit

Other public directorships:
None

George L. Fotiades

- Director since June 2011 (prior to the Merger served as a trustee of the Trust from December 2001 to June 2011)

Mr. Fotiades, 65, was appointed President and Chief Executive Officer of Cantel Medical Corp., a provider of infection prevention and control products, in March 2019. Mr. Fotiades was an operating partner at Five Arrows Capital Partners (Rothschild Merchant Banking) from April 2017 until March 2019. From April 2007 to April 2017, Mr. Fotiades was a partner, healthcare investments at Diamond Castle Holdings, LLP, a private equity firm. Mr. Fotiades was chairman of Catalent Pharma Solutions, Inc., a provider of advanced technologies for pharmaceutical, biotechnology, and consumer health companies, from June 2007 to February 2010. Mr. Fotiades is Chairman of the board of AptarGroup, Inc., a global dispensing systems company, and is vice chairman of the board of Cantel Medical Corp. He previously served on the board of Alberto-Culver Company, a consumer products company specializing in hair and skin care products.

Other relevant qualifications. Mr. Fotiades was previously the president and chief operating officer of Cardinal Health, Inc. and also served as president and chief executive officer of Cardinal's Pharmaceutical Technologies and Services segment. Mr. Fotiades also served as president of Warner- Lambert's consumer healthcare business, as well as in other senior positions at Bristol-Myers Squibb, Wyeth, and Procter & Gamble. Mr. Fotiades holds a Master of Management from The Kellogg School of Management at Northwestern University and a Bachelor of Arts from Amherst College.



Board Committees:
Compensation (Chair)

Other public directorships:
AptarGroup, Inc. and
Cantel Medical Corp.



Philip L. Hawkins

■ Director since August 2018

Mr. Hawkins, 63, was the Chief Executive Officer of DCT Industrial Trust, Inc. ("DCT") from October 2006 to August 2018 and the President of DCT from January 2016 to August 2018. Mr. Hawkins was the President, Chief Operating Officer and a director of CarrAmerica Realty Corporation, where he had been employed from 1996 until July 2006. CarrAmerica was a public REIT focused on the acquisition, development, ownership and operation of office properties in select markets across the United States and was acquired by a fund managed by The Blackstone Group in July 2006. Prior to joining CarrAmerica, Mr. Hawkins spent approximately 13 years with LaSalle Partners (now Jones Lang LaSalle), a real estate services company where he was a director and held various positions involving real estate investment, development, leasing and management. Mr. Hawkins serves as a director of Corporate Office Properties Trust, a publicly traded office REIT that focuses primarily on serving the specialized requirements of U.S. government agencies and defense contractors. He chairs the investment committee and is on the compensation committee of Corporate Office Property Trust.

Other relevant qualifications. Mr. Hawkins is a trustee of Hamilton College. He holds a Master of Business Administration from the University of Chicago Graduate School of Business and a Bachelor of Arts degree from Hamilton College.



Board Committees:
Audit, Executive

Other public directorships:
Corporate Office
Properties Trust

Lydia H. Kennard

■ Director since August 2004

Ms. Kennard, 64, is the founder and chief executive officer of KDG Construction Consulting, a provider of project and construction management services, a principal of Airport Property Ventures, LLC, an aviation focused real estate operating and development company, and a principal with 3801-3825 N. Mission Rd., LA, LLC, a single-purpose real estate entity. Ms. Kennard is a member of the boards of Freeport-McMoRan Copper & Gold Inc., a natural resource company, and HCP, Inc., a healthcare real estate investment trust. Ms. Kennard was previously a member of the boards of URS Corporation, a provider of engineering, construction, and technical services, and Intermec, Inc., an automated identification and data collection company.

Other relevant qualifications. Ms. Kennard served as executive director of Los Angeles World Airports, a system of airports comprising Los Angeles International, Palmdale Regional, and Van Nuys General Aviation Airports from 1999 to 2003 and again from 2005 to 2007. From 1994 to 1999, she served as the system's deputy executive for design and construction. She also previously served on the board of Indymac Bancorp, Inc., a thrift/mortgage bank holding company. Ms. Kennard holds a Juris Doctor degree from Harvard University, a Master's degree in city planning from the Massachusetts Institute of Technology, and a Bachelor of Science in urban planning and management from Stanford University.



Board Committees:
Governance

Other public directorships:
Freeport-McMoRan
Copper & Gold Inc. and
HCP Inc.



J. Michael Losh

- Director since January 2003

Mr. Losh, 72, was interim chief financial officer of Cardinal Health, Inc., a health care products and services company, from July 2004 to May 2005 and served on its board from 1996 until September 2009. Mr. Losh is a member of the boards of AON Corporation, a global provider of risk management services, insurance and re-insurance, and human resource consulting and outsourcing; Masco Corporation, a home improvement and building products company; H.B. Fuller Company, a global formulator, manufacturer, and marketer of chemical products and Cardinal Health, Inc. Mr. Losh previously served on the boards of TRW Automotive Holdings Inc., a global automotive supply company, and CareFusion Corporation, a global medical technology company.

Other relevant qualifications. Mr. Losh spent 36 years with General Motors Corporation, an automobile manufacturer, most recently as executive vice president and chief financial officer from July 1994 to August 2000 and as chairman of GMAC, General Motors' financial services group, from July 1994 to April 1999. Mr. Losh holds a Master in Business Administration from Harvard University and a Bachelor of Science in mechanical engineering from Kettering University.



Board Committees:
Audit (Chair)

Other public directorships:
AON Corporation, Masco Corporation, H.B. Fuller Company, and Cardinal Health, Inc.

David P. O'Connor

- Director since January 2015

Mr. O'Connor, 54, is a private investor, managing partner of High Rise Capital Partners, LLC, a private real estate investment firm, and a non-executive co-chairman of HighBrook Investors LLC. He was the co-founder and senior managing partner of High Rise Capital Management LP, a real estate securities hedge fund manager that operated from 2001 to 2011. Mr. O'Connor is a member of the board of Regency Centers, Inc., a publicly traded real estate investment trust specializing in shopping centers. He previously served on the board of Songbird Estates plc, the former majority owner of Canary Wharf in London, UK and Paramount Group, Inc., a publicly traded real estate investment and management company specializing in office buildings.

Other relevant qualifications. Mr. O'Connor was previously a principal, co-portfolio manager, and investment committee member of European Investors, Inc., a large dedicated real estate investment trust investor, from 1994 to 2000. Mr. O'Connor received a Master of Science in real estate from New York University and holds a Bachelor of Science degree from the Boston College Wallace E. Carroll School of Management.



Board Committees:
Compensation

Other public directorships:
Regency Centers, Inc.



Olivier Piani

- Director since May 2017

Mr. Piani, 65, is the chief executive officer and founder of OP Conseils, a consulting company in real estate and finance that Mr. Piani started in January 2016. Mr. Piani is also a senior consultant with Ardian, a major European private equity group. From September 2008 to December 2015, Mr. Piani was chief executive officer of Allianz Real Estate, the real estate and asset management investment platform for the Allianz Group.

Other relevant qualifications. From 1998 to 2008, Mr. Piani built the pan-European platform for GE Capital Real Estate spanning seven different countries. Prior to joining GE in 1998, Mr. Piani was chief executive officer of UIC-Sofal, a real estate bank. From 1982 to 1995, Mr. Piani held various leadership positions in the Paribas Group in Paris, New York and London. Mr. Piani is a graduate of Paris Ecole Superieure de Commerce de Paris and received a Master of Business Administration from Stanford University.



Board Committees:
Audit

Other public directorships:
None

Jeffrey L. Skelton

- Director since November 1997

Mr. Skelton, 69, retired in 2009 as president and chief executive officer of Symphony Asset Management, a subsidiary of Nuveen Investments, Inc., an investment management firm. After his retirement in 2009 and until 2013, Mr. Skelton was a co-founder and managing partner of Resultant Capital Partners, an investment management firm.

Other relevant qualifications. Prior to founding Symphony Asset Management in 1994, Mr. Skelton was with Wells Fargo Nikko Investment Advisors from 1984 to 1993, where he served in a variety of capacities, including chief research officer, vice chairman, co-chief investment officer, and chief executive officer of Wells Fargo Nikko Investment Advisors Limited in London. Previously, Mr. Skelton was also an assistant professor of finance at the University of California at Berkeley, Walter A. Haas School of Business. Mr. Skelton holds a Ph.D. in mathematical economics and finance and a Master of Business Administration from the University of Chicago.



Board Committees:
Governance (Chair),
Executive (Chair)

Other public directorships:
None



Carl B. Webb

■ Director since August 2007

Mr. Webb, 69, is currently a co-managing member of Ford Financial Fund II, L.P. a private equity firm focusing on equity investments in financial services, a position he has held since February 2012. Mr. Webb has served as chairman of the Mechanics Bank board since April 2015. From June 2008 until December 2012, Mr. Webb was a senior partner of Ford Management, L.P. Mr. Webb was also the chief executive officer and a board member of Pacific Capital Bancorp and chairman of Santa Barbara Bank and Trust from August 2010 until December 2012. Mr. Webb has also served as a consultant to Hunter's Glen/Ford, Ltd., a private investment partnership, since November 2002. Additionally, Mr. Webb is a member of the board of Hilltop Holdings Inc., a publicly traded financial services holding company.

Other relevant qualifications. Mr. Webb previously served on the boards of Plum Creek Timber Company, M & F Worldwide Corp., and Triad Financial SM LLC, where he was co-chairman from July 2007 to October 2009 and served as interim president and chief executive officer from August 2005 to June 2007. Since 1983, Mr. Webb held executive positions at banking institutions, including Golden State Bancorp, Inc. and its subsidiary, California Federal Bank, FSB, First Madison Bank, FSB, First Gibraltar Bank, FSB, and First National Bank at Lubbock. Mr. Webb holds a Bachelor of Business Administration from West Texas A&M University and a graduate banking degree from Southwestern Graduate School of Banking at Southern Methodist University.



Board Committees:
Audit

Other public directorships:
Hilltop Holdings Inc.

William D. Zollars

■ Director since June 2011 (prior to the Merger served as a trustee of the Trust from December 2001 to May 2010)

Mr. Zollars, 71, retired from YRC Worldwide, Inc., a global transportation service provider, in July 2011 where he served as chairman, president, and chief executive officer from 1999 until his retirement. He was president of Yellow Transportation, Inc. from 1996 to 1999. Mr. Zollars is a member of the boards of Cerner Corporation, a supplier of healthcare information technology solutions, healthcare devices, and related services, and CIGNA Corporation, a global health service organization.

Other relevant qualifications. Mr. Zollars was previously a senior vice president of Ryder Integrated Logistics, a division of Ryder System, Inc. and he spent 24 years in various executive positions, including eight years in international locations, at Eastman Kodak. Mr. Zollars holds a Bachelor of Arts in economics from the University of Minnesota.



Board Committees:
Governance,
Compensation

Other public directorships:
Cerner Corporation and
CIGNA Corporation



Director Independence

We require that a majority of the Board be independent in accordance with NYSE rules. To determine whether a director is independent, the Board must affirmatively determine that there is no direct or indirect material relationship between the company and the director.

92% of the Board is independent.

- The Board has determined that all our directors other than our chairman, Mr. Moghadam, are independent.

The Board reached this determination after considering all relevant facts and circumstances, reviewing director questionnaires and considering transactions and relationships, if any, between us, our affiliates, our executive officers and their affiliates, and each of the directors, members of each of their immediate families and their affiliates.

Audit, Governance and Talent and Compensation Committees are 100% independent.

- The Board has also determined that all members of the Audit, Governance and Talent and Compensation Committees of the Board are independent in accordance with NYSE and Securities and Exchange Commission ("SEC") rules.

Board Leadership Structure

Our governance guidelines do not specify a leadership structure for the Board, allowing the Board the flexibility to choose the best option for the company as circumstances warrant. The Board believes that strong independent leadership ensures effective oversight over the company. Such independent oversight is maintained through:

- our lead independent director;
- our independent directors;
- the Audit, Governance and Talent and Compensation Committees, which are all comprised entirely of independent directors;
- annual review of the Board leadership structure and effectiveness of oversight through the Board evaluation process; and
- strong adherence to our governance guidelines.

All of our independent directors have the ability to provide input for meeting agendas and are encouraged to raise topics for discussion by the Board. In addition, the Board and each Board committee has complete and open access to any member of management.

Each committee has the authority to retain independent legal, financial and other advisors as they deem appropriate without consulting or obtaining the approval of any member of management. The Board also holds regularly scheduled executive sessions of only independent directors in order to promote free and open discussion among the independent directors.



Chairman and CEO assessment

Our chairman and CEO and our lead independent director act together in a system of checks and balances, providing both strong oversight and operational insight.

Our CEO, Mr. Moghadam, serves as chairman of the Board. The lead independent director role is focused on ensuring independent oversight of the company. Mr. Moghadam's roles as both CEO and chairman enable him to act as a bridge between management and the Board, ensuring that the Board understands our business when making its decisions.

Mr. Moghadam has the breadth of experience to execute our unique business plan and provide special insight to the Board.

Very few have experience running a public company with extensive global operations and substantial strategic capital and development businesses. Mr. Moghadam co-founded the company and has served on the Board since the company's initial public offering in November 1997. As one of our founders, Mr. Moghadam has extensive knowledge and expertise in the real estate and REIT industries, as well as history and knowledge of our company.

Considering all of these factors, the Board believes that a structure that combines the roles of CEO and chairman, along with an independent lead director, independent chairs for each of the Board committees and independent non-employee directors, provides the best leadership for the company at this time and places the company in a competitive position to provide long-term value to our stockholders.

Lead independent director

If the offices of chairman and CEO are held by the same person, the independent members of the Board will annually elect an independent director to serve in a lead capacity. The lead independent director is generally expected to serve for more than one year. Mr. Lyons has been selected as the lead independent director by our Governance Committee and the independent members of our Board and has served in that capacity for nearly eight years.

The lead independent director coordinates the activities of the other independent directors and performs such other duties and responsibilities as the Board may determine.

The specific responsibilities of the lead independent director are currently as follows:

Executive Sessions/ Committee Meetings	■ Presides at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors (generally held at every regular Board meeting) ■ Attends meetings of the various Board committees regularly
Meetings of Independent Directors	■ Has the authority to call meetings of the independent directors and set the agenda
Board Evaluations	■ Oversees, with the chair of the Governance Committee, annual evaluations of the Board, Board committees and individual directors, including an evaluation of the chairman's effectiveness as both chairman and CEO



Liaison with Chairman and CEO	■ Serves as liaison between the independent directors and the chairman
	■ Meets regularly between Board meetings with the chairman and CEO
Board Processes and Information	■ Ensures the quality, quantity, appropriateness and timeliness of information provided to the Board and provides input to create meeting agendas
	■ Ensures that feedback is properly communicated to the Board and chairman
	■ Ensures the institution of proper Board processes, including the number, frequency and scheduling of Board meetings and sufficient time for discussion of all agenda items
Communications with Stockholders	■ Responds to and communicates with stockholder inquiries when appropriate, following consultation with the chairman and CEO

Board Committees

Pursuant to the Maryland General Corporation Law and our bylaws, our business, property and affairs are managed under the direction of the Board. Members of the Board are kept informed of our business through our executive management team.

The four standing committees of the Board are: Audit, Governance, Talent and Compensation (the "Compensation Committee") and Executive Committee (the "Executive Committee"). The Board has determined that each member of the Audit, Governance and Compensation Committees is an independent director in accordance with NYSE rules.

The current membership information for our Board committees is presented below.

Each committee has a charter which generally states the purpose of the committee and outlines the committee's structure and responsibilities. The committees, other than the Executive Committee, must review their charter on an annual basis.



BOARD COMMITTEES

Audit Committee

Members: J. Michael Losh (Chair), Cristina Bita, Philip Hawkins, Olivier Piani and Carl Webb

Number of Meetings in 2018: 9

- Oversees the financial accounting and reporting processes of the company

- Responsible for the appointment, compensation and oversight of our public accountants

- Monitors: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our public accountant's qualifications and independence; and (iv) the performance of our internal audit function and public accountants

- Oversees financial and cybersecurity risks relating to the company

- All committee members are designated by the Board as "audit committee financial experts" in accordance with SEC regulations and meet the independence, experience and financial literacy requirements of the NYSE and Section 10A of the Securities Exchange Act of 1934, as amended

Talent and Compensation Committee

Members: George Fotiades (Chair), David O'Connor and William Zollars

Number of Meetings in 2018: 4

- Discharges the Board's responsibilities relating to compensation of directors and executives and produces an annual report on executive compensation for inclusion in the proxy statement

- Approves and evaluates our director and officer compensation plans, policies and programs

- Reviews and recommends to the Board corporate goals and objectives relative to the compensation of our CEO

- Evaluates our CEO's performance in light of corporate goals and objectives, and sets the CEO's compensation level based on this evaluation, including incentive and equity-based compensation plans

- Sets the amount and form of compensation for the executive officers who report to the CEO

- Makes recommendations to the Board (including recommendations for non-employee directors) on general compensation practices, including incentive and equity-based compensation plans, and adopts, administers and makes awards under annual and long-term incentive compensation and equity-based compensation plans, including any amendments to the awards under any such plans, and reviews and monitors awards under such plans

- Reviews and approves any new employment agreements, change in control agreements and severance or similar termination payments proposed to be made to the CEO or any other executive officer of the company

- Confirms that relevant reports are made to the Board or in periodic filings as required by governing rules and regulations of the SEC and NYSE

- Reviews and discusses with management CD&A and determines whether to recommend its inclusion in the proxy statement to the Board

- Participates in succession planning for key executives

- Focuses on risks relating to remuneration of our officers and employees and administers our equity compensation plans, our nonqualified deferred compensation arrangements and our 401(k) plan

- Advises management in attracting, developing and retaining key employees, including review of inclusion and diversity initiatives



BOARD COMMITTEES

Board Governance and Nomination Committee

Members: Jeffrey Skelton (Chair), Lydia Kennard and William Zollars
Number of Meetings in 2018: 3

- Reviews and makes recommendations to the Board on Board organization and succession matters
- Assists the full Board in evaluating the effectiveness of the Board and its committees
- Reviews and makes recommendations for committee appointments to the Board
- Identifies individuals qualified to become Board members consistent with any criteria approved by the Board and proposes to the Board a slate of nominees for election to the Board
- Assesses and makes recommendations to the Board on corporate governance matters
- Develops and recommends to the Board a set of corporate governance principles applicable to the company
- Assists the Board in reviewing and approving the company's activities, goals and policies concerning ESG matters
- Reviews the adequacy of our governance guidelines on an annual basis and focuses on reputational and corporate governance risks

Executive Committee

Members: Jeffrey Skelton (Chair), Philip Hawkins, Irving Lyons III and Hamid Moghadam
Number of Meetings in 2018: 0

- Acts only if action by the Board is required, the Board is unavailable and the matter is time-sensitive
- Has all of the powers and authority of the Board, subject to such limitations as the Board, the committee's charter and/or applicable law, rules and regulations may from time to time impose



Other Governance Matters

Board's role in risk oversight

Risk awareness is embedded throughout our operations, underpinned by an integrated framework for identifying, assessing and managing risk.

The Board has the primary responsibility for overseeing risk management of the company. Oversight for certain specific risks falls under the responsibilities of our Board committees.

- The Audit Committee focuses on financial and cybersecurity risks relating to the company.
- The Compensation Committee focuses on risks relating to talent retention and remuneration of our officers and employees.
- The Governance Committee focuses on reputational and corporate governance risks and ESG.

These committees regularly advise the full Board of their risk oversight activities.

Critical components of our risk oversight framework include regular communication among the Board, our management executive committee and our risk management infrastructure to identify, assess and manage risk.

RISK OVERSIGHT FRAMEWORK



Identifying, Managing and Assessing Risks

Our risk oversight framework includes:

- Board engagement with executive and risk management teams including multi-dimensional risk reviews, risk assessment mapping and one-on-one interviews between each director and our risk management team



- Executive management committee meetings focused on strategic risks

- A structured approach to capital deployment vetted through weekly investment committee meetings

- Management of one of the strongest balance sheets in the REIT industry achieved by lowering our financial risk and foreign currency exposure

- Rigorous internal and third-party audits assessing the company's controls and procedures

- Centralized team dedicated to managing risk globally and staying closely engaged with Prologis' teams at the individual market level

CEO and management succession planning

The Board is responsible for ensuring that we have a high-performing management team in place. The Board, with the assistance of the Compensation Committee, regularly conducts a detailed review of management development and succession planning activities to ensure that top management positions, including the CEO position, can be filled without undue interruption.

Communications with directors

We appreciate your input. You can communicate with any of the directors, individually or as a group, by writing to them in care of Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111. Such communications will be reviewed and forwarded to the appropriate director. Each communication intended for the Board and received by the secretary that is related to the operation of the company and is not otherwise commercial in nature will be forwarded to the specified party following its clearance through normal security procedures. The directors will be advised of any communications that were excluded through normal security procedures as appropriate and they will be made available to any director who wishes to review them.

Director attendance

The Board held six meetings in 2018, including telephonic meetings, and all of the directors attended 75% or more of the aggregate number of Board and applicable committee meetings on which he or she served during 2018 (held during the periods they served). Each director standing for election in 2019 is expected to attend the annual meeting of stockholders, either in person or telephonically, absent cause. All of our directors except Mr. Zollars attended the annual meeting last year, in person or telephonically.

Director compensation

Please see "Director Compensation" and the table titled "Directors Compensation for Fiscal Year 2018."

Stock ownership guidelines and prohibition on hedging/pledging

Our directors must comply with our stock ownership guidelines which require the director to maintain an ownership level in our common stock equal to five times the annual cash retainer (a total of $600,000 as of December 31, 2018). Shares included as owned by directors for purposes of the guidelines include common stock owned, vested or unvested equity awards (restricted stock, restricted stock units, shares and share units deferred under the terms of



the Director Deferred Fee Plan or the applicable non-qualified deferred compensation plan, deferred share units and dividend equivalent units) and operating partnership or other partnership units exchangeable or redeemable for common stock. Until such time as the ownership thresholds are met, we will require directors to retain and hold 50% of any net shares of our common stock issued to our directors under our equity compensation plans.

Additionally, our insider trading policy prohibits our directors and employees from hedging the economic risk of ownership of our common stock and from pledging shares of our common stock.

All of our directors are currently in compliance with the stock ownership guidelines and the prohibition on hedging and pledging our common stock.

Independent compensation consultant

The Compensation Committee directly engages an outside compensation consulting firm, Frederic W. Cook & Co., Inc. ("FW Cook") to assist the committee in assessing our compensation programs for our Board, our CEO and other members of executive management. FW Cook reports directly to the Compensation Committee. FW Cook receives no compensation from the company other than for its work in advising the Compensation Committee and maintains no other economic relationships with the company. FW Cook interacts directly with members of our management only on matters under the Compensation Committee's oversight.

FW Cook conducted a comprehensive competitive review of the compensation program for our executive officers and our non-employee directors in 2018, which was used by the Compensation Committee to assist it in making compensation recommendations to the Board. Our CEO makes separate recommendations to the Compensation Committee concerning the form and amount of the compensation of our executive officers (excluding his own compensation). FW Cook has also assisted the Compensation Committee in evaluating the design of certain outperformance compensation plans implemented in 2012.

Annually, the Compensation Committee considers the independence of FW Cook in light of the rules regarding compensation committee advisor independence mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). The Compensation Committee reviewed factors, facts and circumstances regarding compensation consultant independence, including a letter from FW Cook addressing FW Cook's and their consulting team's independent status with respect to the following factors: (i) other services provided to us by FW Cook; (ii) fees we pay to FW Cook as a percentage of their total revenues; (iii) FW Cook's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship between FW Cook or members of their consulting team that serves the Compensation Committee and a member of the Compensation Committee; (v) any shares of our stock owned by FW Cook or members of their consulting team that serves the Compensation Committee; and (vi) any business or personal relationships between our executive officers and FW Cook or members of their consulting team that serves the Compensation Committee. After discussing these factors, facts and circumstances, the Compensation Committee affirmed the independent status of FW Cook and concluded that there are no conflicts of interest with respect to FW Cook.

Compensation Committee interlocks and insider participation

No member of the Compensation Committee (i) was, during the year ended December 31, 2018, or had previously been, an officer or employee of the company or (ii) had any material interest in a transaction with the company or a business relationship with, or any indebtedness to, the company. No interlocking relationships existed during the year ended December 31, 2018, between any member of the Board or the Compensation Committee and an executive officer of the company.



Code of Ethics and Business Conduct and Governance Guidelines

The Board has adopted a code of ethics and business conduct that applies to all employees and directors. The Board has formalized policies, procedures and standards of corporate governance that are reflected in our Governance Guidelines.

Our Code of Ethics and Business Conduct outlines in great detail the key principles of ethical conduct expected of our employees, officers and directors, including matters related to conflicts of interest, use of company resources, fair dealing, and financial reporting and disclosure. The code establishes formal procedures for reporting illegal or unethical behavior to the company's internal ethics committee. These procedures permit employees to report any concerns, including concerns about the company's accounting, internal accounting controls or auditing matters, on a confidential or anonymous basis if desired. Employees may contact the ethics committee by email, in writing, by web-based report or by calling a toll-free telephone number. Any significant concerns are reported to the Audit Committee in accordance with the code.

Simultaneous Board service

Our governance guidelines require that, if a director serves on three or more public company boards simultaneously, including our Board, a determination is made by our Board as to whether such simultaneous service impairs the ability of such member to effectively serve the company. Messrs. Fotiades, Losh, Lyons and Zollars and Ms. Kennard currently serve on at least three public company boards, including our Board. In each case, our Board has determined that such simultaneous board service does not impair the Board member's ability to be an effective member of our Board. None of our directors currently serve on more than five public company boards (including our Board).

Certain relationships and related party transactions

We do not have any related party transactions to report under relevant SEC rules and regulations. According to our Articles of Incorporation, the Board may authorize any agreement or other transaction with any party even though one or more of our directors or officers may be a party to such an agreement or is an officer, director, stockholder, member or partner of the other party if: (i) the existence of the relationship is disclosed or known to the Board, and the contract or transaction is authorized, approved or ratified by the affirmative vote of not less than a majority of the disinterested directors, even if they constitute less than a quorum of the Board; (ii) the existence is disclosed to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote (excluding shares owned by any interested director or officer or the organization in which such person is a director or has a material financial interest); or (iii) the contract or transaction is fair and reasonable to the company.

We recognize that transactions between us and related parties can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the company's best interests and the best interests of our stockholders. Related parties may include our directors, executives, significant stockholders and immediate family members and affiliates of such persons. Accordingly, several provisions of our code of ethics and business conduct are intended to help us avoid the conflicts and other issues that may arise in transactions between us and related parties, prescribing that:

- employees will not engage in conduct or activity that may raise questions as to the company's honesty, impartiality or reputation or otherwise cause embarrassment to the company;

- employees shall not hold financial interests that conflict with, or leave the appearance of conflicting with, the performance of their assigned duties;



- employees shall act impartially and not give undue preferential treatment to any private organization or individual; and

- employees should avoid actual conflicts or the appearance of conflicts of interest.

These provisions of our code of ethics and business conduct may be amended, modified or waived by the Board or the Governance Committee, subject to the disclosure requirements and other provisions of the rules and regulations of the SEC and the NYSE.

No waivers of our code of ethics and business conduct were granted in 2018.

Although we do not have detailed written procedures concerning the waiver of the application of our code of ethics and business conduct or the review and approval of transactions with directors or their affiliates, our directors would consider all relevant facts and circumstances in considering any such waiver or review and approval.

Executive Officers

Biographies of our executive officers as of March 2019, other than Mr. Moghadam, are presented below. Information for Mr. Moghadam is included above under "Board of Directors and Corporate Governance." All of our executive officers are treated as named executive officers (each an "NEO") for purposes of this proxy statement.

Thomas S. Olinger: Chief Financial Officer

Mr. Olinger, 52, has been our chief financial officer since May 2012 and was our chief integration officer from June 2011 to May 2012. Mr. Olinger was the chief financial officer of AMB from March 2007 to June 2011. Prior to joining AMB in February 2007, Mr. Olinger was the vice president and corporate controller at Oracle Corporation, an enterprise software company and provider of computer hardware products and services. Prior to his employment with Oracle, Mr. Olinger was an accountant and partner at Arthur Andersen LLP, where he served as the lead partner on our account from 1999 to 2002. Since January 2011, Mr. Olinger has served as a director of American Assets Trust, a real estate investment trust investing in retail, office, and residential properties. Mr. Olinger holds a Bachelor of Science degree in finance from the Kelley School of Business at Indiana University.

Eugene F. Reilly: Chief Investment Officer

Mr. Reilly, 58, was appointed our chief investment officer in March 2019. Mr. Reilly was our CEO, the Americas, from June 2011 until March 2019, and he served as president, the Americas, as well as a number of other executive positions, at AMB from October 2003 until the Merger in June 2011. Mr. Reilly serves on the technical committee of FIBRA Prologis, a publicly traded Mexican REIT that is sponsored and managed by the company. Prior to joining AMB in October 2003, Mr. Reilly was chief investment officer of Cabot Properties, Inc., a private equity industrial real estate firm of which he was also a founding partner. From August 2009 until December 2015, Mr. Reilly served as a director of Strategic Hotels and Resorts, an owner and asset manager of high-end hotels and resorts. Mr. Reilly holds an A.B. degree in economics from Harvard College.

Edward S. Nekritz: Chief Legal Officer, General Counsel and Secretary

Mr. Nekritz, 53, has been our chief legal officer, general counsel, and secretary since the Merger in June 2011. Mr. Nekritz was general counsel of the Trust from December 1998 to June 2011 and secretary of the Trust from March 1999 to June 2011. Mr. Nekritz serves on the technical committee of FIBRA Prologis. Prior to joining the Trust in September 1995, Mr. Nekritz was an attorney with Mayer, Brown & Platt (now Mayer Brown LLP). Mr. Nekritz holds a Juris Doctor degree from the University of Chicago Law School and an A.B. degree in government from Harvard College.



Gary E. Anderson: Chief Operating Officer

Mr. Anderson, 53, was appointed our chief operating officer in March 2019. Mr. Anderson was our CEO, Europe and Asia, from June 2011 until March 2019. Mr. Anderson held various positions with the Trust from August 1994 to June 2011, including head of the Trust's global fund business from March 2009 to June 2011 and president of the Trust's European operations from November 2006 to March 2009. Prior to joining the Trust, Mr. Anderson held various positions with Security Capital Group Incorporated, a diversified real estate investment company. Mr. Anderson holds a Master of Business Administration in finance and real estate from the Anderson Graduate School of Management at the University of California at Los Angeles and a Bachelor of Arts in marketing from Washington State University.

Michael S. Curless: Chief Customer Officer

Mr. Curless, 55, was appointed our chief customer officer in March 2019. Mr. Curless was our chief investment officer from June 2011 until March 2019. Mr. Curless was chief investment officer of the Trust from September 2010 to June 2011, and he was with the Trust in various capacities from August 1995 through February 2000. Mr. Curless was president and a principal at Lauth, a privately held national construction and development firm, from March 2000 until rejoining the Trust in September 2010. Prior thereto, he was a marketing director with the Trammell Crow Company. Mr. Curless holds a Master of Business Administration in finance and marketing and a Bachelor of Science in finance from the Kelley School of Business at Indiana University.



Environmental Stewardship, Social Responsibility and Governance (ESG)

"At Prologis, ESG is good business — a part of our strategy since our inception. Our longstanding commitment to ESG is a competitive differentiator that keeps us ahead of what's next."

— Hamid R. Moghadam, Chairman & CEO

#1 REIT in Corporate Governance	Top U.S. Company and #6 Overall	Strong ESG Practices
Green Street Advisors	2019 Corporate Knights Global 100 Most Sustainable Corporations in the World	Recognized by Dow Jones Sustainability Index
16th consecutive year	10th year on Global 100	11th consecutive year



The Case for Prologis ESG: Good for Business, Good for our Stakeholders, Good for the Planet

Prologis ESG strengthens relationships with our customers, investors, employees and the communities in which we do business.

- For 35 years, we have taken a long view in building the infrastructure necessary to capitalize on the evolution of the supply chain. We have carefully curated a portfolio in the right locations to meet growing customer demand for modern assets close to end consumers in the world's most critical centers of trade. Building the strongest balance sheet in our industry also took time. Today we have the strongest metrics in the industry and the capital to grow and innovate to meet the needs of our customers.

- Our customer-focused strategy uses our scale to stay ahead of what our logistics partners require to stay competitive. We build modern, efficient facilities that anticipate our customers' evolving structural, transportation and energy requirements, as well as their labor needs in what is becoming an increasingly tight labor market. As a testament to our commitment, Prologis was the first logistics real estate company to receive WELL Building Standard™ certification, promoting employee-focused workplace design that can help our customers attract and retain workers.

- Our approach to social responsibility builds strong relationships with communities and local governments. Location is key to our business. These relationships foster solutions to drive complex development projects to completion and deepen our presence in critical locations.

- In our view, good governance is about strong oversight at all levels. We invest in our people, who are responsible for keeping careful watch over our $87 billion in assets under management. We commit to the highest levels of integrity in our business interactions and transparency allowing our investors to better assess risk and the value of our company.



Growth in brand value, customer loyalty and satisfaction, investor confidence and employee and community relationships

Cost savings and value preservation from modern, efficient building design to stay ahead of our customers' needs

Smart governance of financial, operational and reputational risk builds trust among stakeholders



2018 Prologis ESG Highlights

A year of "firsts"

Our ESG leadership has evolved into a true brand differentiator in our industry. ESG leadership means forging a path for our industry in a way that makes sense for our business while benefiting our stakeholders and the world around us.



FIRST real estate company named as the top U.S. company on the Global 100 Most Sustainable Corporations in the World, announced at the World Economic Forum in Davos[1]



FIRST green bonds[2] globally by a logistics real estate company



FIRST logistics real estate company in the world to achieve WELL Certification[3]



FIRST logistics real estate company with an approved Science Based Target (SBT)[4]



FIRST logistics real estate company with a community workforce program to address the growing labor needs of global customers



FIRST logistics real estate company to receive the Gold Green Lease Leader Award

(1) In 2019, Prologis was the first real estate company to be ranked as the top US company on the Global 100 since Corporate Knights started the publication of a ranked listing in 2010.

(2) Green bonds issued by Prologis affiliates in Europe and Japan.

(3) The WELL Building Standard™, administered by the International Well Building Institute, focuses on building performance relating to occupant health and well-being.

(4) SBTs are greenhouse gas (GHG) reduction goals that are approved by SBTi (an internationally recognized assessor of GHG goals).



Prologis Environmental Stewardship: Innovating to Stay Ahead of Our Customers' Evolving Needs

Anticipating the future and driving cost savings

- Future-proofing our building design allows us to stay ahead of our customers' needs. With e-commerce acting as a tailwind for change, our customers are seeking locations closer to the end-consumer in the heart of urban consumption. Urban facilities in dense population centers require compliance with noise, fuel emission and traffic ordinances, driving neighborhood friendly solutions like greater usage of electric vehicles and trucks and requiring design features, like EV charging stations, to accommodate them.

- Lighting is one of the primary drivers of electrical consumption in many distribution centers. We are seeing our customers relying more heavily on robotics and electrical transport, which in turn lead to a heavier electrical load during peak hours. Energy efficient building design that can accommodate our customers' changing needs is essential. Efficient LED lighting is our standard for new development. Our LightSmart program has accelerated LED lighting upgrades throughout our portfolio, giving our customers the ability to tap into energy cost savings while they occupy the space.

- We are further advancing the efficiency of our building design by utilizing new sustainability technologies and processes, including the installation of water-saving technologies and new ways to recycle construction materials during the development of new projects.

- We have created Prologis Labs, an innovation "incubator" for testing products and methods, often in collaboration with our customers, to stay in front of the logistics evolution. By tapping into our scale, we are mobilizing to employ data analytics across our global portfolio to help our customers be smarter in how they approach their logistics spend.

- With customer-centricity at the forefront of how we approach our business, we are exploring state-of-the-art technology to address our customers' needs for improved operational efficiency, such as new systems to reduce dwell times of trucks waiting to unload goods. In addition to our modern, efficient facilities in prime infill locations, such technological offerings can bolster the customer experience beyond what a typical real estate company can provide.



A FOCUS ON EFFICIENT BUILDING DESIGN

Installed solar energy

Cool roofs

LED lighting

EV charging stations

Water efficiency/ xeriscaping

Health and well-being design

Waste diversion and recycling

▶ Up to 42% **estimated energy cost savings** on average to customers[1][2][3]

▶ LED lighting is at least 35% **more energy efficient** than other efficient lighting alternatives.[4] LED lighting is standard in all new developments.

▶ 79% of **construction waste (6,880 tons) recycled** and diverted from landfills[2][5]

▶ 30-60% **average operational water savings**[2][3][5][6]

Sustainable building certifications

BREEAM®   DGNB   CASBEE®   U.S. GREEN BUILDING COUNCIL   HQE   WELL SILVER 2018

(1) Average over the five-year period 2014-2018.
(2) For developed buildings certified through our LEED Volume Program.
(3) Compared to a market base case per LEED certification methodology.
(4) T5 and T8 fluorescent lighting.
(5) Based on data for the calendar year 2018.
(6) Based on research from BranchPattern, our third-party LEED Volume program consultant. Estimated indoor operational water savings is 30%. Estimated outdoor operational water savings is 60%.



Prologis Environmental Stewardship: Customer-Focused Design Strategy Across Our Global Portfolio

Pioneering new ways to stay ahead of our customer needs

Prologis Park Tacoma Building D – LEED Silver & WELL Building Certification

- 35%[1] estimated energy cost savings when modeled against LEED base case

- 96%[1] of construction waste diverted from landfill, and significant use of local and recycled building materials

- 31%[1] operational water use savings from water-conserving components

- Natural daylight coupled with energy-efficient lighting

- Outdoor walking trail and garden



Prologis Park Tacoma, Tacoma, Washington

Prologis Park Boscombe Road – BREEAM-Outstanding Certification & EPC 'A' (9) rating

- £181K estimated annual energy cost savings when modeled against EPC base case

- 230 kWp rooftop solar PV array

- 100% LED efficient lighting

- 93% of demolition waste recycled

- 8,000-liter rainwater harvesting system



Prologis Park Boscombe Road, Dunstable, UK

Prologis Park Ibaraki – CASBEE-S (Superior) Certification & ★★★★★ BELS Certification

- 51% estimated energy savings when modeled against CASBEE base case

- 2 MWp rooftop solar PV array

- 100% LED efficient lighting

- 90% of construction waste diverted from landfill

- Indoor vegetable garden area for worker use and enjoyment

- Earthquake alert system and other natural disaster readiness measures



Prologis Park Ibaraki, Ibaraki, Japan

(1) Derived from BranchPattern research in the LEED certification process.



Prologis Social Responsibility: Community Workforce Initiative

Addressing our customers' labor pain points while supporting the communities where we do business

- Our Community Workforce Initiative ("CWI") exemplifies our approach to ESG: a program that advances our business while contributing positively to the communities in which we work and live. We are collaborating with local workforce development organizations to provide logistics job training and build a pipeline of talent to help our customers solve their workforce needs.

- We are using our scale to provide an unprecedented service to our customers and build relationships with communities and local governments to support our development processes. In doing so, we are helping underserved populations find career opportunities and boosting local economies—a win-win for all.

OPPORTUNITIES

Customer

- E-commerce → labor demand
- Too few qualified workers
- High turnover

Community

- Limited awareness of logistics career opportunities
- Few opportunities for focused logistics job training

PROLOGIS®
Community Workforce Initiative

- Collaboration with local workforce development organizations to provide focused logistics job training

- Launched program in Los Angeles with partner EXP/ITEP

- Partnering with Miami-Dade Public Schools to establish the Prologis Trade & Logistics Lab

OUTCOMES

- Increase talent pipeline of qualified labor for our customers
- Targeted training for logistics industry careers

- Raise awareness of opportunities in logistics industry
- Further relationships with city agencies and community
- Enhance local economies



Civic and Employee Engagement with a Business Purpose

Builds relationships and strengthens our presence in strategic locations

- As long-term investors in the communities in which we do business, our commitment to charitable work strengthens our working relationships with communities.

- Investment in our communities is also smart human capital management. Our employees have told us, through numerous surveys over the years, that they place high importance in working for a company committed to ESG, and that they are proud of Prologis' commitment to volunteerism and giving back.

Charitable activities

- More than 50,000 employee volunteer hours sponsored by Prologis in the last five years.

- Nearly $13M in charitable contributions from Prologis and the Prologis Foundation (2014-2018).

- 225+ nonprofits supported by the Prologis Foundation.

- $5M in in-kind rent donated through Space for Good program (2014-2018).

- Global partnership with Habitat for Humanity expanded.

- Enhanced awareness and access to our philanthropic support programs through Prologis Gives, our user-friendly online matching gift platform.

- Employee volunteerism sponsored through IMPACT Day, a full day of community service across all of our offices globally, and our Dollars for Doers program, which matches volunteer hours with cash donations.



IMPACT Day 2018 with Habitat for Humanity, Las Vegas, NV.



Building Partnerships to Strengthen our Business

CUSTOMERS

Supporting **5,100** customers utilizing our global scale

- 8.4% higher retention rates with our top customers (covering 30% of our total square footage) that engage with us through our outreach programs
- Strong engagement through our Customer Advisory Board and Customer Sustainability Advisory Council, including customers occupying nearly 155 MSF across 3 continents in 18 countries
- 88% of our top 25 customers rent sustainably certified space, and 76% of our top 25 customers align with us in supporting the UN Sustainable Development Goals.

INVESTORS

#1 Investor Relations program by Institutional Investor

- Members of our executive team had more than 500 in-person meetings with our investors in 2018, of which ESG was a topic of focus.
- Outreach to 100% of our strategic capital investors regarding ESG. Hosted three ESG-focused forums in the U.S. and Europe.
- ESG reporting for transparency and alignment through GRESB, CDP, DJSI and others, as well as an annual ESG report that follows GRI Standards and demonstrates our commitment to the UN Sustainable Development Goals

EMPLOYEES

100% of employees completed ethics training

- Inclusion and diversity incorporated as part of our bonus metrics for all employees
- More than 600 online learning and development courses offered plus workshops on technical software skills, diversity and career training, as well as tuition reimbursement
- Top-of-the-line employee health and parental leave programs, access to 24/7 telemedicine advice, health insurance advocacy, financial planning advice and promotion of employee health and wellness through programs encouraging fitness and health monitoring

COMMUNITIES

Over **1M** customer employees in our facilities globally

- Enhancement of communities with nearly 20 MSF of brownfield industrial redevelopment to high-quality, Class-A real estate and infrastructure since 2007
- Over 50,000 employee volunteer hours sponsored in the last five years
- $13 million donated to local nonprofits in the last five years



Prologis Governance: A Foundation of Resilience

Strong oversight at all levels allows us to mitigate risk and preserve value

- Our approach to governance ensures the long-term resilience of our organization: Financial resilience in building a rock-solid balance sheet ensures that we not only persevere but thrive throughout the full economic cycle. Resilience of our assets gets ahead of customer needs and withstands the test of time and the elements. Reputational resilience protects the integrity of our brand.

- Good governance requires oversight at all levels. Our property managers are on the ground in every region keeping close watch over our customers and our facilities. Management runs an extensive investment committee diligence process to keep a close eye on capital investment decisions. Our risk management team actively evaluates our portfolio exposure to ensure that we have sufficient coverage and protection of our facilities and are prepared for whatever changes may come. Our Board visits our field offices and properties and meets with employees to keep an ear to the ground.

FINANCIAL RESILIENCE

- ▶ Blue Chip/Top REIT Balance Sheet
- ▶ A3/A- Credit Rating[1]

STRUCTURAL/OPERATIONAL RESILIENCE

- ▶ Future-proofing assets to stay ahead of customer needs
- ▶ Strong crisis management (e.g., seismic isolators/gas shutoffs, proactive storm preparation and emergency response) maintaining structural and business continuity

REPUTATIONAL RESILIENCE

- ▶ 100% employee participation in ethics and anti-corruption training
- ▶ In-person FCPA employee training in Europe, Asia, Mexico and Brazil
- ▶ Stockholder outreach and engagement on ESG and other governance topics

(1) Ratings by Moody's and S&P, respectively. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.



Advancing Prologis ESG Leadership

Aligned with customers, investors and the United Nations Sustainable Development Goals[1]

- Utilizing ESG to advance our business, we are focused on making progress along ESG metrics that are tightly connected to our strategic business objectives. Our progress along efficient lighting, solar and sustainable building certification metrics, to name a few, underscores our commitment to provide our customers with the modern, efficient distribution facilities they require.

- Demonstrating our leadership in our industry, we were the first logistics REIT to obtain approved Science Based Targets, scientifically authenticated goals to reduce GHG emissions. These goals deepen our alignment with our customers, investors and employees to support their growing interests in ESG.

	2018 Results[2]	Progress	
Solar Power Generation	186 MW	Progress 93%	GOAL: 200 MW by 2020
Sustainable Building Certifications[3]	139 MSF 374 Projects 17 Countries	162% growth in past five years 53 MSF → 139 MSF (2014 – 2018) Certified square feet	GOAL: 100% of new development[3]
Energy-Efficient Lighting[4]	576 MSF	Progress 88%	GOAL: 100% across our operating portfolio

(1) Our ESG goals are aligned with the UN Sustainable Development Goals which are guideposts of the UN's international agenda to achieve sustainable development by 2030.

(2) Across our owned and managed portfolio.

(3) Goal is to increase the number of certifications obtained by designing new development to sustainable building certification standards or with sustainable design features as appropriate and in line with customer specifications. 162% growth in total square footage certified in the past five years.

(4) We define efficient lighting as T5 or T8 fluorescent and LED lighting.

Science Based Target[1]

- We exceeded our original GHG emission reduction goal (20% by 2020) four years early.

- In 2018, Prologis' Science Based Targets (SBTs) were approved by the SBTi. Prologis' SBTs are:

    – To reduce absolute scope 1 and 2 GHG emissions 21% by 2025 and 56% by 2040 (2016 base-year).

    – To reduce absolute scope 3 GHG emissions 15% by 2025 and 40% by 2040 (2016 base-year).

- To achieve our targets we will improve efficiency in our offices and logistics facilities, engage with customers and suppliers to promote best practices, and support employee efforts to further environmental stewardship.

(1) SBTs are GHG reduction goals that are approved by SBTi (an internationally recognized assessor of GHG goals).



Prologis Leading by Example

Recognized for performance and transparency

► **GRESB 8 out of 8 Green Stars in 2018**
North America Sector Leader

► **FTSE4Good**
Index Series Member 14 consecutive years

► **Dow Jones Sustainability Index (DJSI)**
Top 20% out of 2,500 invited companies 11 years in a row

► **Corporate Knights Global 100 Most Sustainable Corporations in the World**
Top U.S. Company and #6 in the world in 2019

► **CDP**
Rated top 5% globally; respondent since 2006

► **Harvard Business Review**
100 Best Performing CEOs in the World for 3 consecutive years

► **Green Lease Leader**
Gold Member

► **Green Street Advisors REIT Corporate Governance Leader**
16 consecutive years

► **Nareit Industrial Leader in the Light**
Recognized for superior and sustained sustainability practices for 7 consecutive years

► **Institutional Investor**
#1 Best CFO, Investor Relations program and ESG/SRI Metrics



Executive Compensation

Compensation Discussion & Analysis





Compensation Discussion and Analysis Summary

Our long-term planning has positioned us to take advantage of the future direction of the supply chain.

- **We anticipated the evolution of the global supply chain**. Our business model positions us to meet the logistics demands of our global customers who, in an ever-changing world, are increasingly focused on location and speed. Over years of planning, we have amassed approximately $87 billion in assets under management ("AUM") in the world's most vibrant consumption markets in 19 countries.

- **Our structure positions us to not only withstand, but to thrive, in all economic climates.** Achieving our A3/A- credit rating[1] took years of careful balance sheet management and debt restructuring. Now we have $3.7 billion in liquidity and diverse sources of public and private capital in seven strategic capital funds and three publicly traded companies. These vehicles operate primarily in their natural currency allowing us to reduce our exposure to currency fluctuations. With our liquidity and ability to rebalance our ownership in our strategic capital ventures, we can self-fund our run-rate deployment without the need to utilize the equity markets.

Compensation correlates with the performance of our unique business model—a structure that drives our long-term operational and market growth.

- **Our forward-looking strategy sets us apart from our peers**. Our global reach is required by our global customers. Our strategic capital venture business gives us the funds to build scale in key global markets and share in balance sheet risk. Given the scarcity of modern facilities in urban centers, our development business allows us to build what our customers need.

  And our vision enables us to stay ahead of what's next—to utilize our scale to provide benefits to our customers that surpass the capabilities of other logistics REITs.[2] Such benefits include global customer service, procurement cost-savings, data intelligence and innovation.

- **Our business model works.** Our three-year compound annual growth rates for net earnings and Core FFO per share[3] were 20.5% and 10.8%, respectively. Our annualized three-year TSR[4] outperformed the Cohen & Steers REIT index[2] by 1191 basis points and the MSCI REIT Index[2] by 1168 basis points.

---

(1) Change in ratings by Moody's and S&P, respectively, in 2016 and maintained through 2018. Maintenance of credit ratings impacts our bonus determinations as discussed later, as well as our business, refinancing and other capital markets activities, our ability to manage debt maturities, our future growth and our development and acquisition activity. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(2) A real estate investment trust is a "REIT." MSCI US REIT Index is the "MSCI REIT Index" and the Cohen & Steers Realty Majors Portfolio Index is the "Cohen & Steers REIT Index."

(3) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure. See Appendix A for a calculation of the compound annual growth rate of our Core FFO per share.

(4) TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.



- **Our global and comprehensive business model requires management with a greater universe of responsibilities than our peers.** Doing business in 19 countries expands the scope of our jobs beyond that of a company that focuses on a more limited platform. In addition to being in 18 more countries than any of our U.S. logistics REIT peers, it is our job to serve 5,100 customers and manage 768 million square feet across seven strategic capital ventures and three publicly traded companies—managing nine times as many companies as our peers plus a development business that is seven times bigger than our U.S. logistics REIT peer average. In fact, our AUM is 98% greater than all other U.S. logistics REITs combined.

- **We have structured our compensation program to address our greater scope of responsibilities but only to the extent that performance justifies payment**. We have targeted core compensation (base salary, bonus and annual equity awards) to the median of our peers, who are much smaller and more conventional in structure than us. To address the greater size and scope of our business compared to other REITs, we have provided opportunities that only pay out when high-reach formulaic outperformance hurdles are met.

- **Our compensation reflects the level of our performance.** 96% of our CEO's total compensation in our 2018 Summary Compensation Table was determined based on performance, with most compensation components determined formulaically.

- **Our stockholders win when our compensation program pays out.** When our outperformance plans paid out in 2018, over $10.7 billion in value was created for our stockholders by exceeding the outperformance plan hurdles.[1] The outperformance awards paid in aggregate were only 1.3% of the total value created for our stockholders.

2018 changes in our compensation program

- **We continue to listen to our stockholders and assess our compensation program.**

  - In 2018, our CEO requested to take $1 for his base salary and be paid the remaining balance up to his previous base salary of $1 million in equity contingent on performance with 4-year vesting. There is no upside to our CEO in this change. He cannot be paid any more than this remaining balance and could be paid less depending on performance. This became effective starting in 2019, tying essentially 100% of his compensation to performance.

  - We held NEO base salaries flat in the last three years.

  - We eliminated the bonus exchange premium for our NEOs starting with the 2018 performance year and extended vesting from 3 to 4 years on the Prologis Promote Plan ("PPP") and our annual equity awards starting with the 2018 annual compensation cycle.

  - Our NEOs voluntarily waived retirement vesting benefits under our incentive plans that would have allowed for acceleration of vesting upon retirement and meeting eligibility thresholds. They did not receive any benefit in exchange for their election and did so to demonstrate their commitment to the company.

  - We amended our Prologis Outperformance Plan ("POP") to add an absolute cap on potential performance pools and 7-year cliff vesting on the bulk of earned equity starting with the 2018-2020 performance period. Application of the absolute cap reduced the maximum size of the estimated 2018-2020 performance pool by 44% (compared to the pool applying the original cap).[2] Our NEOs voluntarily elected to apply the additional vesting restrictions retroactively to any of their POP awards earned for the 2016-2018 and 2017-2019 performance periods. Our NEOs did not receive any benefit in exchange for their election.

(1) Relating to PPP awards paid in 2018 and POP awards paid for the 2016-2018 performance year. See "CEO POP Award vs. Total Value Created For Stockholders In Exceeding the POP Hurdle" and "CEO PPP Awards vs. Total Value Created For Stockholders When We Achieved PPP Hurdles" for more information.

(2) The cap on POP performance pools (prior to the 2018-2020 performance period) was the greater of $75 million and 0.5% of our market capitalization.



2018 PROLOGIS HIGHLIGHTS

20.5%	Exceptional Financial Performance	**10.8%**
net earnings per share 3-year compound annual growth rate		Core FFO[1] per share 3-year compound annual growth rate
50.4%	Outstanding Stock Performance	Over 1100 bps of outperformance
TSR[2] over the last three years		over MSCI and Cohen & Steers REIT Indices in 3-year annualized TSR[2]
A3/A−	Smart Financial Management	**11%**
credit ratings[3]		growth in AUM while decreasing leverage[4]
No increases	Responsible ESG and Compensation Practices	Continuous board refreshment
to NEO base salaries in past three years		four new directors in the last four years
#1 U.S. Company	Global Recognitions	#1 REIT
2019 Global 100 Most Sustainable Corporations in the World[5] #6 overall		in Green Street Corporate Governance rankings for 16th consecutive year

(1) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliations to the most directly comparable GAAP measure and for a calculation of the compound annual growth rate of our Core FFO per share.

(2) TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(3) Change in ratings by Moody's and S&P, respectively, in 2016 and maintained through 2018. Maintenance of credit ratings impacts our bonus determinations as discussed later, as well as our business, refinancing and other capital markets activities, our ability to manage debt maturities, our future growth and our development and acquisition activity. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(4) Increase in AUM and decrease in leverage year-over-year.

(5) By Corporate Knights.

All company operational information in CD&A is for the year ended or as of December 31, 2018, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures and for additional detail regarding definitions of terms as generally explained in CD&A. The Compensation Committee reviews management's performance against key company performance measures, such as Core FFO per share, discussed below. See "2018 Compensation Decisions: Annual Base Salary and Bonus Opportunity" for more information about our key performance measures and targets.

A Unique Business Model

- Our business model centers on our customers, who need well-located, high-quality logistics space in the world's busiest consumption markets.

- The combination of our global reach, significant development platform and size and scope of our strategic capital business puts us in a unique category among REITs.

  - Our customers are multinational companies with logistics needs that span four continents. Generally, all of our top 25 customers operate globally and 80% of our top 25 lease space from us on multiple continents.

  - Through our development business, we innovate to satisfy customer demand, deepen our market presence and refresh our portfolio quality.

  - Our strategic capital partners provide capital that enables us to grow and own and manage properties across the globe in locations vital to our customers.

OUR CUSTOMER-FOCUSED BUSINESS MODEL IS WORKING



Customers need modern facilities in the heart of urban consumption

Customers are increasingly global and want space in global markets

We outperformed our U.S. logistics REIT peer average by **65.9%** in earnings per share and **95.5%** in Core FFO per share[1]

 **Building scale**

supports global market entry and continued growth while holding G&A steady

 **Development**

builds the modern assets in centers of global trade— assets that are scarce and in demand by our customers

 **Strategic capital**

enables responsible growth in global markets, while earning asset management fees and promotes

(1) Our global platform outperformed the average of our U.S. logistics REIT comparison group (East Group Properties, First Industrial and Duke Realty) in net earnings per share and Core FFO per share compound annual growth rates by 65.9% and 95.5%, respectively, over the last five years. Our U.S. logistics REIT comparison group are the U.S. logistics REITs used in our equity award determinations. This comparison group included DCT Industrial Trust, Inc. ("DCT") until we announced our acquisition of DCT in April 2018 (and completed such acquisition in August 2018). The average rates for our compensation group are weighted by market capitalization. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliations to the most directly comparable GAAP measure and a calculation of our Core FFO per share compound annual growth rate.



Our Business Model Delivers Long-term Growth on Both a Relative and Absolute Basis

- We have surpassed our peers in operational and dividend growth. The five-year compound annual growth rates[1] of our net earnings per share and Core FFO[2] per share were 65.9% and 95.5% higher, respectively, than that of our U.S. logistics REIT peer[3] average. Our five-year compound annual growth rate of our dividends was 83.9% higher than our U.S. logistics REIT peer average.[4] We further increased our dividend for the first quarter of 2019 by 10% to $0.53 per share.

- Since 2012, our annual net earnings per share have grown by 1694%, Core FFO[2] per share by 74%, our common stock price per share by 92%[4], and our common stock dividends by 89%[4]. We delivered this growth while also substantially deleveraging.

(1) Compound annual growth rates were calculated for the 2014-2018 period, and the averaged rates for our comparison group are weighted by market capitalization.

(2) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliations to the most directly comparable GAAP measure.

(3) Our U.S. logistics REIT peer group is the U.S. logistics REIT comparison group (East Group Properties, First Industrial and Duke Realty) used in our equity award determinations. Our U.S. logistics REIT comparison group included DCT until we announced our acquisition of DCT in April 2018 (and completed such acquisition in August 2018).

(4) Calculated using our common stock prices and dividends, as applicable, at December 31, 2012 and February 28, 2019. Annual dividend amounts as of February 28, 2019 were approved by the Board pending quarterly declaration and payment.

NET EARNINGS GROWTH



CORE FFO GROWTH[1]



STOCK PRICE GROWTH[2]



ANNUAL COMMON STOCK DIVIDENDS GROWTH[3]



(1) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

(2) Growth of our year-end common stock price. February 2019 stock price as of February 28, 2019.

(3) Annual dividend amounts as of February 28, 2019 were approved by the Board pending quarterly declaration and payment.



STRONG OPERATIONAL AND DIVIDEND GROWTH RELATIVE TO PEERS[1]

Earnings Per Share CAGR	5-Year
PLD (excluding promotes)	35.0%
U.S. Logistics REIT Peer Avg.	21.1%
65.9% greater than average of U.S. logistics REIT peers	

Core FFO Per Share CAGR[2]	5-Year
PLD	12.9%
U.S. Logistics REIT Peer Avg	6.6%
95.5% greater than average of U.S. logistics REIT peers	

Dividend CAGR	5-Year
PLD	11.4%
U.S. Logistics REIT Peer Avg.	6.2%
83.9% greater than average of U.S. logistics REIT peers	

(1) U.S. Logistics REIT peers are our U.S. Logistics REIT comparison group (East Group Properties, First Industrial and Duke Realty). Our U.S. logistics REIT comparison group are the U.S. logistics REITs used in our equity award determinations. This comparison group included DCT Industrial Trust, Inc. ("DCT") until we announced our acquisition of DCT in April 2018 (and completed such acquisition in August 2018). The averaged rates for our comparison group are weighted by market capitalization.

(2) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure. See Appendix A for a calculation of the compound annual growth rate ("CAGR") of our Core FFO per share.

SMART MANAGEMENT OF RISK PROTECTS LONG-TERM STOCKHOLDER VALUE

Loan-to-Market Value[1]



- Our balance sheet remains strong with our Moody's and S&P credit ratings[2] at A3/A- stable respectively, in 2018. We are one of the top credit-rated REITs, with $3.7 billion in liquidity at year-end 2018. As a result, our bonds often trade at the tightest credit spreads among other REITs.

(1) Loan-to-Market Value is a non-GAAP measure. A decrease in loan-to-market value ratios demonstrates decreased leverage risk. A loan-to-market value ratio is generally the ratio of our ownership share of debt to our ownership share of our gross market capitalization.

(2) A securities rating is not a recommendation to buy, sell or hold securities and is subject to withdrawal at any time by the rating organization.



2018 Compensation Highlights

Compensation program pays when stockholders win.

▶ Target core compensation is aimed at the median of our comparison group.

▶ Our REIT comparison group underrepresents the size and scope of Prologis.

▶ Outperformance opportunities compensate for size and scope discrepancy—but only if stockholders are substantially rewarded first.

▶ Compensation levels are dictated by the level of our performance. 96% of our CEO compensation[1] is paid out based on performance with most components determined formulaically.

2018 SAY-ON-PAY VOTE[2]	2018 STOCKHOLDER OUTREACH	EXTENSIVE INVESTOR COMMUNICATION
Stockholders voted	Outreach to more than	Executive team members had more than
93%	**60%**	**500**
in favor of our 2017 executive compensation	of our stockholders[3]	in-person meetings with stockholders in 2018

(1) Reflects CEO total compensation in the Summary Compensation Table for fiscal year 2018.

(2) Say-on-pay proposal at our 2018 meeting. Calculated using a denominator adding the total number of votes cast for our say-on-pay proposal and votes cast against it. Calculated in accordance with voting requirements of our charter, the percentage is 90%.

(3) Calculated by outstanding shares of common stock.



Common themes in 2018 outreach

1. Our stockholders support our compensation program. They like to see a good balance of discretionary and formulaic approaches in determining compensation, as long as the assessments are based on performance.

2. Stockholders appreciate longer-term vesting of equity awards for greater alignment.

3. Some stockholders questioned the benefit of the bonus exchange premium offered to our NEOs.

4. Our stockholders were less focused on the size of compensation, provided the payouts are supported by performance and value is created for the stockholders.

5. Stockholders value our longstanding commitment to ESG (including inclusion and diversity) that is woven into the fabric of the company. ESG is a growing focal point for our investors and their clients.

6. Stockholders appreciated our outreach during proxy off-season at a time when we did not have any particular requests, doing so to foster open communication.

Changes we made

1. Our CEO requested to take $1 for his base salary and shift the rest to equity compensation contingent on performance and subject to 4-year vesting—to strengthen alignment of CEO compensation with performance. This change will be effective starting in 2019.

2. NEOs volunteered to forgo any retirement eligibility benefits in equity awards—to further demonstrate their commitment to our stockholders.

3. We held our NEO salaries flat for the third year in a row.

4. We amended POP to limit award size by applying an absolute cap on the potential performance pools and imposed a 7-year cliff vesting requirement on the bulk of any earned awards (starting with the 2018-2020 performance period). Our NEOs voluntarily elected to apply the additional vesting restrictions retroactively to any of their POP awards earned for the 2016-2018 and 2017-2019 performance periods. Our NEOs did not receive any benefit in exchange for their election.

5. We extended vesting periods on PPP and annual equity awards from 3 to 4 years starting with the 2018 annual compensation cycle.

6. We eliminated the bonus exchange premium for the NEOs, starting with bonuses for the 2018 performance year.

7. We continue to demonstrate our industry-leading ESG practices. For example, we were the first in the logistics sector to launch a community workforce initiative to help develop labor solutions for our customers. We were also the first to achieve employee health and wellness building design certification. Per investor feedback, we have enhanced our disclosure on how we utilize ESG to advance our business.



Discussion of Compensation Comparison Group

No REITs represent a true comparison to Prologis.

- Our overall approach is to aim target core compensation at the median of our compensation comparison group. To compensate for our much larger size and scope, we offer outperformance plan opportunities that can be earned only if superior performance is achieved.

- Our Compensation Committee sets a competitive reference point for the elements of target total core compensation (annual base salary, annual bonus and annual LTI equity awards) at the market median of a comparison group of large-cap REITs.

- Target compensation is positioned within a reasonable range of the competitive reference point based on the NEO's level of experience, past performance and anticipated future contributions. Generally, this philosophy has contemplated base salaries and target bonuses around the 50th percentile and target annual LTI equity awards around the 60th percentile of the competitive reference point. However, the Compensation Committee has decided to maintain aggregate core compensation of our NEOs at lesser levels than our philosophy might permit. According to our 2018 competitive analysis, the aggregate core compensation of our NEOs on average was positioned lower than the median of the peer group. Although these findings support higher target core compensation, the Compensation Committee did not increase target core compensation for the NEOs in 2018.

- In May 2018, FW Cook, our independent compensation consultant, conducted its annual compensation analysis on behalf of the Compensation Committee. The comparison group used by FW Cook comprised 10 large-cap REITs that are generally the largest internally managed U.S. publicly traded equity REITs by market capitalization.

- Although the following REITs were among the closest in comparison to us, the combination of our global reach, significant development platform, and size and scope of our strategic capital business put us in a unique category. Such companies may individually demonstrate strength in one or two of these categories, but not across all.

Compensation Comparison Group	Size[1]	Developer[2]	Global[3]	Strategic Capital[4]
Prologis	✓	✓	✓	✓
American Tower Corporation	✓		✓	
AvalonBay Communities, Inc.		✓		
Boston Properties, Inc.		✓		
Equinix		✓	✓	
Equity Residential				
General Growth Properties, Inc.[5]				
Public Storage, Inc.				
Simon Property Group, Inc.	✓	✓	✓	
Vornado Realty Trust		✓		
Welltower		✓		

(1) Size threshold is at least $65 billion of AUM based on enterprise value. (75% of our $87 billion AUM).

(2) Total development portfolio is at least 5% of assets.

(3) Operations in at least 15 countries.

(4) Based on management of a business including open-ended funds and publicly-traded vehicles. Most comparison companies have joint ventures with one other partner. However, these joint ventures are structured and managed differently from our perpetual life funds (which can raise capital on a continual basis) and publicly traded vehicles with multiple investors that obtain liquidity by redemption or sale of their equity in the vehicles.

(5) The Compensation Committee included General Growth Properties, Inc. in the comparison group used in the committee's compensation analysis. Following this process, General Growth Properties, Inc. was acquired on August 28, 2018.



Other U.S. logistics REITs are not large enough to be used in our comparison group.

- The comparison group did not include any U.S. logistics REITs because they were too small relative to us. The next largest U.S. logistics REIT is just 16% of our AUM.

OUR SIZE AND SCOPE IS SUBSTANTIALLY GREATER THAN OTHER U.S. LOGISTICS REITS[1]



North America
455M SF

U.S. Logistics REIT Peer Avg.:
78M SF

Other Americas
60M SF

U.S. Logistics REIT Peer Avg.:
0M SF

Europe
175M SF

U.S. Logistics REIT Peer Avg.:
0M SF

Asia
78M SF

U.S. Logistics REIT Peer Avg.:
0M SF

$87 Billion
Assets under management

768 MSF
on four continents

19
Countries

Our strategic capital business is

307% bigger
than the next largest U.S. logistics REIT peer[1][2]

550,000 SF
leased each business day[3]

Our development business is

661% bigger
than that of the U.S. logistics REIT peer average[1][4]

(1) Based on our U.S. Logistics REIT comparison group: East Group Properties, First Industrial and Duke Realty.
(2) Based on AUM as of December 31, 2018.
(3) Average of our annual leasing activity across all business days in a year.
(4) Based on development starts as of December 31, 2018.



AUM is the most appropriate measure to gauge the size and scope of our business—it reflects the full portfolio upon which we are assessed by stockholders.

- Our AUM[1] captures an additional $42.8 billion in assets that we manage in our strategic capital business but are not included in our consolidated balance sheet. In 2018, these assets generated revenue representing 50% of our owned and managed net operating income.[2]

  Due to the additional income generated by management fees and promotes paid to us by our strategic capital ventures, our return on assets held in our strategic capital business is greater than the return on assets held on our balance sheet by approximately 300 bps.

- Our NEOs' compensation is tied to the performance of all assets represented by our AUM, not just our consolidated assets.

- The graphic below shows that our AUM is substantially greater than the AUM of most companies in our compensation comparison group.

EXECUTIVES RESPONSIBLE FOR 100% OF AUM

Consolidated financials do not capture a significant portion of our business performance.



50% — Revenues not reflected in consolidated financials

AUM OF OUR COMPENSATION COMPARISON GROUP[1] VS. PROLOGIS AUM



(1) AUMs of comparison group companies are derived from publicly available data as of December 31, 2018. Prologis AUM includes estimated investment capacity.

(2) Net operating income is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

(3) General Growth Properties was acquired on August 28, 2018. The number used in the graphic is AUM as of June 30, 2018 prior to acquisition.



Compensation Elements: Target Core Compensation is Aimed at the Median of Comparison Group

Outperformance plans make up for the size and scope but only pay out with exceptional performance.

- Our overall approach is to aim target core compensation within a reasonable range of the median of our comparison group. According to our 2018 competitive analysis, our NEO target core compensation on average was positioned lower than the median of our compensation group. We offer an outperformance opportunity to compensate for the difference in the size and scope of our comparison group.
- The outperformance opportunities are not regular compensation elements. They are triggered only when superior performance hurdles are met.
- Our stockholders have voiced their support of this compensation structure through their 93% approval of our previous say-on-pay proposal and their feedback during our outreach process prior to and after our say-on-pay vote. We consider these important factors in our continual assessments of our compensation programs, decisions and policies.

HOW OUR COMPENSATION PROGRAM COMPONENTS FIT TOGETHER



Targeted at median of peers
Dependent on performance
PROLOGIS COMPENSATION
PLD core compensation
Outperformance opportunities compensate for greater scope of responsibilities

Annual Core Compensation Targeted at Median			Outperformance Plans = High-Reach Hurdles
Base Salary	**Bonus Opportunity**	**LTI Equity Awards**	**Outperformance Plan Awards**
Smallest component of CEO compensation at less than 10%(1) (Base salary is $1 starting in 2019) Other NEO compensation at no more than 14%(1)	100% based on performance Variable incentive tied to achievement of rigorous objectives based on business plan and operational goals	100% based on performance 50% of target award tied to our 3-year TSR performance relative to indices of logistics and large cap REITs 50% of target award is subject to assessment of baseline individual performance	100% based on performance Payable only when performance exceeds significant hurdles, as measured by: 1) Relative three-year TSR (POP) 2) Generally, three-year internal rates of return (PPP) Competitive Differentiator: Incentivizes superior performance and execution of our unique business model

(1) Calculated using core compensation for the 2018 performance year.



CEO COMPENSATION IS 96% PERFORMANCE-BASED[1]

Percent of CEO compensation determined by performance

96% Performance-based

4% Base salary

(1) Calculated based on total CEO compensation in the Summary Compensation Table for fiscal year 2018. Performance-based compensation includes bonus, annual LTI equity awards, POP and PPP awards. Starting in 2019, our CEO's base salary will be $1 with the balance up to his 2018 salary of $1 million paid in equity subject to 4-year vesting and contingent on performance. As a result, his total compensation will be essentially 100% performance-based.



Company Performance During CEO Tenure in the Last Five Years

87.4%
TSR[1]

558 bps
Outperformance over MSCI REIT Index[1][2]

424 bps
Outperformance over Cohen & Steers REIT Index[1][2]

64%
increase in AUM[3] while reducing G&A/AUM

131%
increase in Net Earnings

61%
increase in Core FFO per share[4]

What Mr. Moghadam has also accomplished in the last five years:

- Created $19.6 billion[1] in TSR value for our stockholders.

- 65.9% and 95.5%, respectively, higher net earnings per share and Core FFO per share[4] growth than our U.S. logistics peers, since year-end 2014.

- Executed two multi-billion dollar acquisitions of logistics REITs, both with prime assets complementary to our infill strategy and immediately accretive upon merger.

- Raised $10.2 billion of capital from 87 institutional investors in our strategic capital vehicles.

- Streamlined our strategic capital business while growing fees, excluding promotes, by 82.5%.

- Achievement of A3/A- credit ratings[5] from Moody's and S&P, respectively, and one of the best balance sheets in our industry. Brings tremendous value to our stockholders in the lower cost of capital an A-rated company can command.

(1) TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(2) Outperformance over the 5-year annualized TSR of the MSCI REIT Index and the Cohen & Steers REIT Index.

(3) Please see definition of "Assets Under Management" in Appendix A for detail on how we calculated "G&A as a percentage of AUM".

(4) CAGR of net earnings per share and Core FFO per share, respectively. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and for a calculation of the CAGR of Core FFO per share. Comparison against our U.S. logistics REIT peers is based on the average of our U.S. logistics REIT comparison group (East Group Properties, First Industrial and Duke Realty). Our U.S. logistics REIT comparison group are the U.S. logistics REITs used in our equity award determinations. The averaged rates for our comparison group are weighted by market capitalization.

(5) A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.



Discussion and Analysis of CEO Compensation

CEO Core Compensation Targeted at Median—96% Based on Performance

- The Compensation Committee reviews compensation from the standpoint of core compensation, targeting the market median of a comparison group of large-cap REITs. The committee also assesses outperformance plan compensation, setting it at levels commensurate with extraordinary performance levels.

SUMMARY OF CEO CORE COMPENSATION FOR 2018 PERFORMANCE YEAR

Annual Base Salary	Annual Bonus	Annual LTI Equity Award	Aggregate Core Compensation for 2018 Performance Year[1]
No salary increase in 2018	For 2018 performance paid in 2019 Minimum-Target-Maximum 0%-150%-300% of salary ($1,500,000 target)	For 2016-2018 performance granted in 2019	
$1,000,000	Paid at 120% of target ($1,800,000)	Paid at 150% of target ($12,375,000)	$15,175,000

(1) Aggregate core compensation amounts are calculated differently than the total compensation amounts reflected in the Summary Compensation Table. Aggregate core compensation amounts include annual base salary, annual bonus and annual long-term incentive ("LTI") equity awards for the 2018 performance year. It does not include annual LTI equity awards for the 2017 performance year (paid in 2018), POP awards for the 2016-2018 performance period or PPP awards paid in 2018, nor does it include "Other Compensation" and POP award amounts for the 2018-2020 performance period (not yet earned) from the Summary Compensation Table.



Strong correlation between CEO core compensation and relative three-year TSR and operational performance.

- The following graphic illustrates the link between CEO core compensation and the company's three-year TSR and Core FFO per share, demonstrating that core compensation is aligned with our TSR and operational performance.

- Although we had strong operational performance in 2015, our three-year TSR at the end of 2015 underperformed the TSR indices of our equity formula. As core compensation primarily comprises annual LTI equity awards (measured by three-year TSR), our CEO's core compensation was impacted heavily when annual LTI equity awards were paid out at only 50% of target due to TSR underperformance.

- In 2016, 2017 and 2018, we outperformed both operationally and in relative TSR performance, correlating with CEO core compensation.

CORRELATION OF CEO CORE COMPENSATION WITH TSR AND OPERATIONAL PERFORMANCE



(1) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

(2) Represents the difference between PLD's 3-year annualized TSR and the 3-year annualized weighted TSR index of logistics and large cap REITs of our equity award formula used to determine our annual LTI awards (for the 2015 through 2018 performance years). Per the formula, we do not receive any additional equity for relative performance greater than the cap of 500 bps above the benchmark.

(3) For the 2014 performance year, the benchmarks of logistics and large cap REITs that were used in our equity award decisions were not aggregated into one weighted benchmark. We instituted our equity award formula starting with the 2015 performance year.



CEO POP AWARD[1] VS. TOTAL VALUE CREATED FOR STOCKHOLDERS IN EXCEEDING POP HURDLE[2]



$10.1 billion in total value created for stockholders in exceeding POP hurdle

$10.1B
Value created for stockholders

CEO POP Award
$11.3 Million

CEO POP award was

0.1%

of outperformance generated by exceeding POP hurdle

- Outperformance generated for stockholders above hurdle
- CEO POP award for 2016-2018 performance period

(1)   CEO POP award for the 2016-2018 POP performance period.

(2)   We calculate our outperformance by comparing the aggregate dollar value of our actual TSR versus the aggregate value of our TSR had it tracked the TSR of the MSCI REIT Index over the same period of time. The aggregate dollar value of our TSR is generally the sum of (i) the increase in value of existing and newly issued shares, plus (ii) cumulative dividends including reinvestment. Please see POP for further detail regarding the outperformance calculation. Prologis' aggregate TSR over 2016-2018 was $14.4 billion vs. $3.5 billion had our stock performance matched the performance of the index.

CEO POP award is a small fraction of the $10.1 billion in value created in exceeding the POP hurdle.

- About 100 participants receive an annual opportunity to earn awards under POP but only if high-reach three-year relative TSR hurdles are met. A POP compensation pool only funds if and to the extent that our three-year, compound annualized TSR exceeds the three-year MSCI REIT Index annual return by 100 basis points.

- The POP hurdle is high-reach and formulaic. Due to the difficulty of the performance hurdle, we did not earn awards for the first two performance periods (2012-2014 and 2013-2015) under the plan.

- By surpassing the POP hurdle, we create value for our stockholders above the performance of the MSCI REIT Index. In creating $10.1 billion of value by exceeding the POP hurdle for the 2016-2018 performance period, our CEO earned a $11.3 million POP award. This amount was only 0.1% of the $10.1 billion in outperformance generated for our stockholders above the POP hurdle.



CEO PPP AWARDS VS. TOTAL VALUE CREATED FOR STOCKHOLDERS WHEN WE ACHIEVED PPP HURDLES[1]



$618.1M
Value created for
stockholders

$618.1 million
in total value
created for
stockholders

CEO PPP Awards
$9.5 Million

CEO PPP awards were

1.5%

of the total value created when
we achieved the promote hurdles

■ Total value created for stockholders
during the applicable performance
periods when we achieved PPP hurdles

■ CEO PPP awards paid
in 2018

(1)   The "total value created when we achieved the PPP hurdles" is calculated by determining our ownership share of the growth in net asset value (adjusting for dividends) of the applicable ventures during the incentive period, gross of any promote accrual for the applicable ventures, adding in management fees paid by such ventures to Prologis during the same period. The "total value created when we achieved the PPP hurdles" excludes equity transactions that, while impacting net asset value, did not create value for the venture, such as capital contributions, returns of capital, etc. It also excludes Prologis' ownership share of management fees paid to Prologis by the ventures. The promotes relevant to this calculation were the promotes related to the PPP awards paid in 2018.

CEO PPP awards are a small fraction of the $618.1 million in value created when we achieved PPP hurdles.

- We also exceeded the difficult promote hurdles of three of our ventures, resulting in payments of PPP awards in 2018.

- PPP awards are earned if Prologis achieves certain high-reach promote hurdles. The promote thresholds relating to PPP awards are certain investment rates of return established as an incentive to Prologis to drive exceptional performance of the applicable venture.

- The promote hurdles are formulaic and difficult to achieve. Promotes are negotiated at arm's length with institutional investors whose interest is to set the hurdles at superior levels to warrant a payout of incentive fees to the company.

- Our stockholders and venture investors benefit when we exceed the strenuous promote hurdles. $618.1 million in aggregate value was created for our stockholders over the relevant measurement periods, which represents Prologis' ownership share of the net asset value growth of the three applicable ventures, the management fees paid to Prologis during the measurement periods and the promotes paid to Prologis in achieving the hurdles. Surpassing these promote hurdles also means that we provided outsized returns to our venture investors.

- Due to surpassing the hurdles and earning the promotes, $9.5 million in aggregate PPP awards was paid to our CEO in 2018. These PPP awards were only 1.5% of the $618.1 million in total value created for our stockholders when we achieved the strenuous hurdles.



2018 Compensation Decisions: Annual Base Salary and Bonus Opportunity

No increases were made to annual base salaries for 2018 performance year.

- In assessing the overall compensation package of our NEOs, the Compensation Committee held our CEO's base salary at $1 million and our other NEOs' base salaries at $600,000 for the 2018 performance year.

- Effective in 2019, our CEO's base salary will be reduced to $1 and the rest ($999,999) will be shifted to equity compensation contingent on performance and subject to 4-year vesting. Our Compensation Committee will determine the amounts using operational performance criteria used for our bonus program.

- Requested by our CEO to further demonstrate his commitment to our company, this change offers no additional upside to him. The amounts he can earn are capped at $999,999. If performance goals are not achieved, he will earn less than $999,999.



Annual 2018 bonus is based on operational performance against our strategic priorities.

HOW IT WORKS

Bonus Calculation Process

Quantitative assessment:

- Based on performance against operational metrics weighted according to their significance.

- Metrics set in a range between 50% and 200% of target. A score for each metric is generated based on where actual results fall within the 50%-200% range.

Qualitative assessment:

- Evaluation of all quantitative results in the larger context of our overarching business strategy and changes in the operating and economic environments.

Corporate score determination:

- Quantitative and qualitative performance assessments result in scores assigned to each bonus metric category.

- Such scores are multiplied by the weight assigned to the metric category, and added together to determine the overall corporate score (which translates into a percentage of the target bonus pool).

- The target bonus pool equals the sum of all employee bonus targets (a percentage of base salary) at 100%.

NEO bonus determination:

- Each NEO's bonus is based on corporate and individual performance. The corporate score determines 80% of our CEO's bonus and 60% of the bonus for our other NEOs.

- **No minimum guaranteed bonus**

- **Cap:** Capped at 200% of target bonus.

(1) Calculated based on total CEO compensation in the Summary Compensation Table for fiscal year 2018.

100%

Based on operational performance supporting our business plan

Bonus is

6%

of CEO total compensation[1]

2018 ANNUAL BONUS SCORECARD	WEIGHTING
Portfolio Operations: – Core FFO per share – Average occupancy – Same store NOI growth – Rent change on rollover	40%
Deployment, Land Bank and Dispositions: – Development stabilizations – Development stabilizations margin – Contributions and dispositions – Land bank at end of year – Land sales and monetization	25%
Strategic Capital: – Private fundraising – Strategic capital fair value AUM	10%
Five Drivers of Competitive Advantage: – Inclusion and diversity – Customer experience – Advance data analytics – Procurement, ancillary revenues and services – Continuous improvement	25%



Our bonus structure allows for prudent decisions—downward discretion reduced 2018 bonuses despite strong operational performance.

How we select our bonus metrics and set our targets

- We select bonus metrics and structure our bonus targets to reflect current company strategy. We build our bonus targets accordingly to account for the interplay of bonus metrics in achieving our strategy as a whole. For example, our current strategy is to focus on rent increases, which is reflected in the levels of growth set in our targets.

- Our 2018 bonuses were largely determined by our performance on cornerstone operational metrics (weighted at 40% of our total score): Core FFO per share, average occupancy, same store net operating income (SSNOI) growth and rent change on rollovers. These metrics are important to our stockholders in assessing the health and performance of our business.

Why our targets are rigorous

- Our 2018 Core FFO bonus targets required performance better than 2017 actual performance. Our target 2018 Core FFO per share[1] bonus metric (including a constant level of promotes) was 6% higher than our actual 2017 Core FFO per share[1] similarly adjusted for a constant level of promotes. Our target 2018 rent change on rollover metric increased by 27% over our actual 2017 rent change on rollover. 2018 average occupancy targets were about 100 bps higher than actual 2017 average occupancy. Our targeted 2018 SSNOI[1] was set at 3% growth over actual 2017 performance. Our performance over the long term exceeding rigorous targets has resulted in 131% and 61% growth in our net earnings per share and Core FFO per share, respectively, over the past five years.[1]

How the Compensation Committee approached our 2018 bonuses

- As our compensation program is largely formulaic and bonuses are a relatively small component (less than 10%) of our NEOs' total compensation (per the 2018 Summary Compensation Table), the Compensation Committee believes it is appropriate to use a combination of quantitative and qualitative assessments in determining our bonuses.

- Metrics constituting 75% of our bonus determination by weight (portfolio operations, deployment, land and dispositions and strategic capital) are quantitatively assessed based on actual performance against metric levels set at a range between 50% to 200% of target. The committee does a qualitative assessment of how well we executed on our strategic priorities, evaluating our quantitative results in the context of our overarching business plan. This also gives the committee the flexibility to avoid unintended consequences and ensure that we are not rewarding individuals hitting formulaic benchmarks to the detriment of the long-term health of the company.

- The committee's past decisions have proven their ability to use their best judgment in a prudent and responsible manner. They have rarely given a corporate score higher than 150% of target even in times of exceptional operational performance.

- The committee exercised downward discretion for our bonuses for the 2018 performance year. In 2018, we continued to deliver solid operational performance but fell short on our new initiatives as outlined in the Prologis "Five Drivers of Competitive Advantage" ("Five Drivers") bonus metric. This bonus metric, weighted at 25%, involved the start-up of a number of initiatives to push innovation. Given the early stages and the evolving structures of the Five Drivers initiatives, numerical targets were not set for the Five Drivers metric and the committee based their determination on a qualitative assessment of performance for this metric.

- Our CEO recommended to the Compensation Committee that the committee assign a below-target score (75% of target) to our Five Drivers metric, as we had not made sufficient progress along this metric. Our CEO attributed responsibility to himself and the CFO to drive such initiatives and requested that the committee consider this factor in their bonus assessment. After evaluating this recommendation along with our performance across all our bonus metrics, the committee gave our CEO and CFO overall scores (120% and 115% of target, respectively) lower than the corporate score.

(1) Core FFO per share and SSNOI are non-GAAP measures. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.



Corporate score and NEO bonus assessments

- Similar to prior years, the Compensation Committee weighted portfolio operational metrics significantly higher than any other bonus metric category (40% vs. 10%-25%) as the portfolio operational metrics have the most impact on the success of our business. Because our 2018 overall bonus score is largely driven by portfolio operational results as the highest component of revenue of our business (and targets for other bonus metric categories are competitively sensitive), we only disclose targets for our operational metrics.

Portfolio Operations	ABOVE TARGET	WEIGHTED AT 40%

PORTFOLIO OPERATIONS METRIC

Portfolio Operations	50% of Target Bonus	Target Performance 100% of Target Bonus	200% of Target Bonus	Actual 2018 Performance
Core FFO per share[1][2]	$2.80	$2.85	$2.90	$3.03
Average Occupancy	96.2%	96.9%	97.3%	97.1%
SSNOI Growth[1][2]	3.3%	3.8%	4.4%	4.9%
Rent Change on Rollovers[1][3]	17.5%	19.5%	21.5%	17.7%

(1) Average Occupancy, SSNOI Growth and Rent Change on Rollovers are based on our owned and managed portfolio.

(2) Core FFO per share and SSNOI are non-GAAP measures. See Appendix A for definitions and discussions of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures. Target Core FFO per share is calculated net of promotes. Actual Core FFO calculated net of promotes is $2.89 per share.

(3) Rent Change on Rollovers is generally the change in average annual rent upon lease renewal.

- Overall, our company-wide operations in 2018 delivered solid results above target. We were above target in Core FFO per share, average occupancy and SSNOI growth. Rent change on rollover did not achieve target levels due to higher leasing volume in lower rent markets, a countervailing factor considered by the Compensation Committee. Working in the best interests of the company, our teams continued to lease at their natural rate in lower-rent markets without consideration of the unintended negative impact to our bonus metric performance.

- The committee also considered the successful integration of the DCT platform following our $8.5 billion acquisition of the company in August 2018. Because it was an opportunistic acquisition, the DCT acquisition was not known at the time of bonus metric determination and therefore was not factored into such metrics.

- Mr. Reilly delivered strong overall results for the Americas, finishing 2018 with year-end occupancy of 97.3% and rent change on rollover of 25.5%. Mr. Reilly also drove G&A/AUM down across his regions leveraging scale and managing overhead growth. He, Mr. Nekritz and Mr. Olinger led the DCT acquisition and integration.
Mr. Anderson delivered exceptional operational and deployment performance with average occupancy greater than 97% and above target SSNOI growth in Europe and above target occupancy, rent change and SSNOI growth in Asia with record-breaking results in China. Mr. Nekritz led his team in negotiations and execution of over $5 billion in real estate transactions (excluding the DCT transaction) as well as more than 2,000 lease transactions.

- Based on these results, the Compensation Committee scored our portfolio operations metric at 150% of target.



Deployment, Land Bank & Dispositions   **ABOVE TARGET**   **WEIGHTED AT 25%**

- The profitability of our development program continues to be excellent and, overall, above target. While our development stabilization, and land bank utilization results were below target, our development stabilization margin, disposition and contribution results were all substantially above our stretch goals. Our land sales and monetization results were also above target.

- Mr. Curless led our build-to-suit program with 29 development starts with $1.1 billion in total estimated investment. Mr. Anderson delivered strong development activity and margins in Europe and Asia with record-breaking development starts in China. Mr. Reilly also oversaw $1.4 billion of new development starts in the Americas, ahead of plan. Under the leadership of Mr. Curless, we disposed of $2.4 billion in non-strategic assets in 56 transactions. Mr. Curless and Mr. Nekritz led a $1.3 billion global disposition transaction.

- Based on these results, the Compensation Committee scored our development, land bank and dispositions metric at 162.5% of target.

Strategic Capital   **ABOVE TARGET**   **WEIGHTED AT 10%**

- Our strategic capital group had aggressive goals in 2018. Their strategic capital fair value AUM results were above target. Although our private fundraising was below target, the Compensation Committee also considered our deliberate change in strategy to not require fund raising in 2018 in connection with the formation our Brazil joint venture. This decision was prudent but resulted in below target performance. This is another example of how our teams made decisions that were in the best interests of the company even at the risk of missing their bonus targets.

- Fundraising teams under Mr. Reilly and Mr. Anderson raised more than $2 billion in capital. Mr. Nekritz led the negotiations and execution of 35 equity investments, totaling $1.2 billion, in USLF and PELF, our U.S. and European logistics funds. Mr. Reilly and Mr. Nekritz completed the negotiation of our new Brazil joint venture. The committee also considered the strength of our fund returns delivered by Mr. Reilly and Mr. Anderson, and the 30 billion yen secondary offering by NPR, our Japanese public vehicle, led by Mr. Anderson and Mr. Olinger.

- All such factors considered, the Compensation Committee scored our strategic capital metric at above target overall (at 125% of target).

Five Drivers of Competitive Advantage   **BELOW TARGET**   **WEIGHTED AT 25%**

- Our Five Drivers comprise five company priorities to push innovation, get ahead of the evolution of logistics and leverage our scale to capture value beyond real estate. These priorities focus on inclusion and diversity (the centerpiece of the Five Drivers), customer experience, data analytics, procurement and ancillary revenues and services ("PARS"), and continuous improvement.

- We continued to make progress on our Five Drivers. Our inclusion and diversity initiative made significant advances in the representation of women and ethnic diversity in our organization, increasing female representation in the ranks up to vice president, and ethnic diversity amongst professional groups. We also completed key deliverables, including pilots of Prologis Essentials (our logistics customer e-commerce platform), customer data and property characteristics projects, establishment of Prologis Labs and implementation of ways to optimize revenues.

- Mr. Anderson led the roll-out of our PARS initiatives and the pilot of Prologis Essentials and gained significant traction under our LightSmart LED adoption program. Mr. Curless successfully rolled out a number of customer experience deliverables, and Mr. Nekritz led our inclusion and diversity program and our ESG platform, supporting a number of our Five Drivers initiatives. Driving efficiency, Mr. Reilly, Mr. Nekritz and Mr. Olinger further implemented lease automation technology, and Mr. Olinger made progress on our forecasting capabilities.

- Although we advanced the Five Drivers, a number of projects were delivered late or not to the full scope of the original project. For this reason, on our CEO's recommendation, the Compensation Committee determined that our Five Drivers performance was below target (75% of target).



Balance Sheet Considerations

- Under Mr. Olinger's leadership, we maintained our A3/A- ratings by Moody's and S&P[1], respectively, ending the year with $3.7 billion in liquidity and one of the top balance sheets in our industry. Mr. Olinger successfully completed over $5.2 billion in debt transactions with an average rate of 2.1% and average term of 7.2 years and ended the year with U.S. dollar net equity at 92.6%.

- Given that our bonus metrics reflect our current strategic goals, we did not allocate a portion of our bonus determination to a balance sheet/liquidity bonus metric as we have already achieved our balance sheet goals. In short, we did not want to reward our executives for a goal already achieved.

- However, we do account for the maintenance of our balance sheet health in our final assessment of our corporate and individual scores. The Compensation Committee will exercise its downward discretion to reduce the bonus payments if we fail to maintain our balance sheet appropriately.

Overall Corporate Score	ABOVE TARGET

- Under Mr. Moghadam's leadership, the executive team led the company in strong operating performance, reflecting solid execution by our team. We closed the $8.5 billion DCT acquisition of high-quality complementary assets, realizing $80 million in synergies. Results were ahead of plan on most performance targets. We delivered Core FFO of $2.89 per share (excluding promotes), representing an increase of 7% over 2017 and exceeding our 2018 target of $2.85 per share.[2]

- Our credit metrics and balance sheet continue to be strong, showcasing our significant liquidity and capacity to self-fund our growth for the foreseeable future. Our annualized three-year TSR outperformed the Cohen & Steers REIT index by 1191 basis points and the MSCI REIT Index by 1168 basis points. Mr. Moghadam and our other NEOs continue to drive innovation and improvement by leveraging our scale and global expertise to add value to our enterprise beyond our real estate.

- Considering the significantly above-target scores for the bulk of our bonus metrics (portfolio operations, deployment, land bank and dispositions and strategic capital) and the below-target score for our Five Drivers metric, the Compensation Committee determined that our overall corporate score was above target (125% of target).

(1) A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(2) Core FFO per share and SSNOI are non-GAAP measures. See Appendix A for definitions and discussion of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures.



2018 ANNUAL BONUS DECISIONS

NEO	2018 Bonus*		
	2018 Target Bonus Value	% Target**	Amount
Hamid Moghadam	$1,500,000	120%	$1,800,000
Thomas Olinger	$ 750,000	115%	$ 862,500
Eugene Reilly	$ 750,000	130%	$ 975,000
Edward Nekritz	$ 750,000	120%	$ 900,000
Gary Anderson	$ 750,000	120%	$ 900,000
Michael Curless	$ 750,000	120%	$ 900,000

*   Target bonus levels are based on salary for the year.

** Our corporate score equals 125% of target. The Compensation Committee determined individual scores based on assessments of individual contributions to our business plan as described above. Individual scores for Messrs. Moghadam, Olinger, Reilly, Nekritz, Anderson and Curless equate to 100.0% of target, 100.0% of target, 137.5% of target, 112.5% of target, 112.5% of target, and 112.5% of target, respectively. Corporate scores are weighted 80% for Mr. Moghadam and 60% for the other NEOs. Individual scores are weighted 20% for Mr. Moghadam and 40% for the other NEOs.



2018 Compensation Decisions: Annual LTI Equity Awards

Annual LTI equity awards are formulaic, 100% based on performance and not guaranteed.

HOW IT WORKS

Annual LTI Equity Award Formula

100% based on performance

- 50% of target LTI equity awards is tied directly to our three-year annualized TSR performance against a weighted index of a combination of the Cohen & Steers REIT Index and comparison groups of domestic and global logistics REITs.

- The other 50% is awarded based on a qualitative assessment of performance at threshold levels. The intent is to award the 50% if threshold levels are met, but awards can be less than 50%.

- Annual LTI equity award amounts are determined using the linear payout scale set forth to the right (with interpolation between levels).

- The mix between relative TSR and the qualitative component is consistent with our peer average.

No guaranteed minimum

Cap: At 150% of target

Vesting: 4 years



EQUITY AMOUNTS ABOVE 50% OF TARGET

Based on our 3-year TSR vs the weighted 3-year TSR index of logistics and large cap REITs

Cohen & Steers REIT Index TSR
(weighted 50%)

+

Logistics REIT Group TSR
(weighted 50%)

Domestic Logistics REITs (weighted 80%)

Global Logistics REITs (weighted 20%)

PLD 3-Year TSR Basis Points Above/Below Weighted Index TSR	Total Annual LTI Equity Award as % of Target Value
>500 bps and above	150%
+400 bps	140%
+300 bps	130%
+200 bps	120%
+100 bps	110%
0	100%
-100 bps	90%
-200 bps	80%
-300 bps	70%
-400 bps	60%
<=-500 bps	Qualitative component up to 50%

100% Based on performance and not guaranteed



Annual LTI equity award benchmarks are a balance of logistics and large-cap REITs.

- We use two logistics REIT comparison groups (one domestic and one global) to compare our TSR performance against other REITs operating in our asset class. Because the companies in these comparison groups are much smaller than Prologis, we also use a large-cap REIT index, the Cohen & Steers REIT Index, to compare our performance against similarly-sized companies.

- The weightings between the domestic and global logistics REIT comparison groups generally reflect the relative breakdown between our global and domestic AUM.

- Very few logistics REITs and even fewer global logistics REITs exist. The Cohen & Steers REIT Index is a performance benchmark that includes approximately 30 well-capitalized REITs. The Cohen & Steers REIT Index mitigates volatility of our smaller logistics REIT comparison groups and prevents any one company from dominating the index's performance. This index is a measure important to our investors to evaluate our performance against other large-cap REITs.

LTI EQUITY AWARD INDICES

PLD 3-Year Annualized TSR

14.6%

REIT Benchmark Index
(3-Year annualized weighted TSR index of U.S. and global logistics and large-cap REITs)[1]

9.4%

- Cohen & Steers REIT Index

- U.S. Domestic
  - East Group Properties (EGP)
  - First Industrial (FR)
  - DCT Industrial[2] (DCT)
  - Duke Realty (DRE)

- Global
  - Goodman Group (GMG:AX)
  - Segro plc (SGRO:LSE)

PLD Outperforms REIT Benchmark Index

+520 bps

(1) The weighted annualized three-year TSR for the Cohen & Steers REIT Index and the global and U.S. logistics REIT comparison groups were 1.3%, 1.8% and 6.2%, respectively.

(2) In August 2018, we acquired DCT. In our performance calculations, we used DCT's annualized TSR measured from January 1, 2016 until April 27, 2018, the trading day prior to the date of the public announcement of the DCT acquisition.



LTI EQUITY AWARDS FOR THE 2018 PERFORMANCE YEAR (GRANTED IN 2019)[1]

NEO	2018 Target Award Value	2018 Actual Award Value	
		% Target (Capped at 150%)	$
Hamid Moghadam	$8,250,000	150%	$12,375,000
Thomas Olinger	$2,100,000	150%	$ 3,150,000
Eugene Reilly	$2,600,000	150%	$ 3,900,000
Edward Nekritz	$2,100,000	150%	$ 3,150,000
Gary Anderson	$2,100,000	150%	$ 3,150,000
Michael Curless	$1,900,000	150%	$ 2,850,000

(1)   The Compensation Committee considers LTI equity awards granted in 2019 to be part of compensation for the 2018 performance year. These awards will be reported in our Summary Compensation Table for the year 2019.

Annual LTI equity awards for the 2017 performance year (granted in 2018).

■ Although the Summary Compensation Table presentation requires disclosure of LTI equity awards granted in 2018 to be included in aggregate compensation for 2018, the Compensation Committee considers these awards to be compensation for the 2017 performance year. As such, LTI equity awards granted in 2018 are part of the Compensation Committee's assessment of compensation for the 2017 performance year, not the 2018 performance year

■ 2015-2017 company performance resulted in 720 bps outperformance relative to the index of the logistics REIT comparison groups and the Cohen & Steers REIT Index. In accordance with our equity formula, equity awards for the 2017 performance year were paid at 150% of target. See our 2018 proxy statement for further detail.

■ For the 2017 performance year, Mr. Moghadam received $12,375,000; Mr. Reilly received $3,900,000, Mr. Olinger, Mr. Anderson and Mr. Nekritz received $3,150,000 and Mr. Curless received $2,850,000 in LTI equity awards.

2018 Compensation Decisions: Outperformance Plans

■ As discussed earlier, our approach is to target core compensation at the median of our comparison group. To compensate for our much larger size and scope, we offer outperformance plan opportunities that can be earned only if superior performance is achieved.

■ Our outperformance plans extend beyond our NEOs to about 100 participants in total, distributing the compensation pools more broadly beyond the NEOs than most other outperformance plans we reviewed at the inception of the program. The Compensation Committee has allocated 15% of outperformance plan compensation pools to Mr. Moghadam and 6% to each of the other NEOs.



HOW IT WORKS

Prologis Outperformance Plan (POP)

Rewards Significant Relative TSR Outperformance

POP hurdle is High-Reach and 100% Formulaic: Pool funds if our three-year compound annualized TSR exceeds the MSCI U.S. REIT Index three-year compound annualized TSR by 100 basis points. Monte Carlo simulations showed zero pay out in approximately 65% of scenarios modeled.

- POP awards did not fund for the first two performance cycles (2012-2014 and 2013-2015) as hurdles were not achieved.

- Pool equals 3% of excess value created for stockholders, subject to an **absolute maximum cap** of $100M starting with the 2018-2020 performance period.

- 20% of award is paid at the end of the three-year performance period, subject to a **three-year lock-up holding period**. 80% of the award is subject to **additional seven-year cliff vesting**.

Stockholder Alignment: Earned amounts, if any, paid in equity

Incentivizing Team Beyond Executives: ~100 participants

- **No payment when absolute TSR is negative.** Awards expire after seven years if absolute TSR does not become positive.

HOW THE POP PERFORMANCE HURDLE WORKS



HOW POP IS STRUCTURED[1]



(1) This structure applies to POP awards starting with the 2018-2020 performance period. However, our NEOs voluntarily opted to apply this additional vesting construct to the 2016-2018 and 2017-2019 performance periods.



- POP awards cannot be paid at a time when our absolute TSR is negative. If a pool funds because our relative TSR exceeds the POP performance hurdle, but our absolute three-year TSR is not positive, then the awards will not be paid unless and until absolute TSR becomes positive. The award will expire seven years after the end of the performance period if absolute TSR does not become positive within that period.

- POP awards are a small percentage of the overall value created for our stockholders. As discussed in the CEO analysis above, our CEO's POP award for the 2016-2018 performance period was only 0.1% of the $10.1 billion in value created for our stockholders in exceeding the POP hurdle.

CEO POP AWARD WAS

0.1%

of outperformance generated for stockholders by exceeding POP hurdle[1]

(1) The POP hurdle is 100 bps above the three-year compound annualized TSR of the MSCI REIT Index. See footnotes to "CEO POP Award vs. Total Value Created for Stockholders in Exceeding POP Hurdle."

- For performance periods starting prior to 2018, the POP compensation pool for each performance cycle is capped at the greater of $75 million and 0.5% of our equity market capitalization at the start of a performance period.

- In response to stockholder feedback, we reduced the potential size of the pool by applying an absolute maximum cap of $100 million starting with the 2018-2020 performance period and imposed 7-year cliff vesting on the bulk of the earned awards (in lieu of the additional performance hurdles for amounts above $75 million to simplify the plan). Application of the absolute cap reduced the maximum size of the estimated 2018-2020 performance pool by 44% (compared to the pool applying the original cap).

- Under the new construct, only 20% of POP awards are paid, if earned, at the end of the performance period. 80% of such earned awards are subject to the additional 7-year cliff vesting. The 20% that is paid at the end of the 3-year performance period is subject to an additional 3-year holding requirement.

- Although the new construct is effective for performance periods starting in 2018, our NEOs voluntarily elected to apply this construct retroactively to any of their awards earned for the 2016-2018 and 2017-2019 performance periods. The NEOs did not receive any benefit in exchange for their election. Please see Narrative Discussion to Summary Compensation Table for Fiscal Year 2018 for further detail.



HOW IT WORKS

Prologis Promote Plan (PPP)

Rewards Significant Operating Outperformance

Strenuous Hurdle: Hurdles are negotiated with third-party partners whose vested interest is to set hurdles as high as possible. Promotes are earned by PLD when investment rates of return ("IRR") exceed certain pre-negotiated compound annualized return hurdles.

- Common incentive fee/promote structure is 10-20% of returns in excess of 7-9% annualized returns to venture investors calculated over a three-year performance period.

Compensation Pool: The pool is 40% of the promote (after excluding our ownership share).

Cap: Capped at core compensation (excluding outperformance awards) for the two most recent years

Shareholder Alignment: Paid to CEO 100% in equity and to NEOs 65% in equity

Vesting period: 4 years on the equity portion of grant

Performance Period: Typically 3 years depending on the venture

Incentivizing Team Beyond Executives: ~100 participants

HOW THE PPP HURDLE WORKS





Prologis venture IRR performance
Venture returns in excess of promote hurdle
Incentive fee paid to PLD (typically 10-20% of returns above high hurdle)
Promote high reach hurdle (commonly 7-9% annualized return over 3-year period)
40%
of incentive fee = PPP award pool
EXPECTED ANNUALIZED RETURN BY VENTURE

- PPP performance hurdles are the formulaic promote hurdles established by our strategic capital ventures to incentivize superior performance. Promotes are earned by Prologis when returns in certain of our ventures exceed pre-negotiated preferred return hurdles. These promotes are third-party validated measures of operational success.

- For a number of our ventures, meeting a promote hurdle requires an internal rate of return in excess of a 7% to 9% annualized return (based on current hurdles as negotiated with our venture partners). Promotes are often structured such that the company receives 10% to 20% of returns above the negotiated return hurdles. For certain of our ventures, we negotiated a structure with higher management fees and no promotes, determining that the structure was in the best interests of the company (even if the structure would not have promotes eligible for PPP award opportunities). The performance period for promotes with respect to our operating portfolios is generally three years.

- To meet or surpass the promote hurdles, we must make smart capital allocation decisions and manage our assets to produce outstanding returns over an extended period of time.

CEO PPP AWARDS WERE

1.5%

of the total value created for our stockholders when we achieved the promote hurdles[1]

---

(1) See footnotes to "CEO PPP Awards vs. Total Value Created for Stockholders When We Achieved the PPP Hurdles."

- Achievement of promote hurdles means we have created superior returns for our venture investors. This also translates into tremendous value created for our stockholders over the applicable performance periods by increasing the value of our ownership share of the ventures as well as driving earnings from promote and management fee payments.

- When we achieve the difficult promote hurdle and the company earns the promote, the promote proceeds are used to fund a PPP compensation pool. This pool is 40% of the promote (after excluding our ownership share in the applicable venture) typically paid to about 100 participants in total.

- Individual awards under PPP are capped at the participants' compensation (excluding awards under the two outperformance compensation plans) for the two most recently completed years.

- As discussed in the CEO analysis above, our CEO's PPP awards paid in 2018 were only 1.5% of the total value created for our stockholders when we achieved the promote hurdles.



Other Compensation Elements and Considerations

LTIP Units

- LTIP Units are profits interests in Prologis, L.P., our operating partnership. Certain executives, including NEOs, may elect to receive LTIP Units in lieu of RSUs. Generally, our NEOs elected to receive all of their equity awards granted in 2018 in LTIP Units, further aligning NEO and stockholder interests. Mr. Olinger elected to receive his 2018 PPP equity awards as RSUs.

- LTIP Units were structured to be generally economically equivalent to RSUs and generally have the same vesting terms as RSUs.

NEO waivers of retirement eligibility benefits

- For any equity awards granted starting in 2017, Mr. Moghadam waived any vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Vesting under such awards will continue after he terminates employment as long as he continues in a substantial role with the company or its affiliates. Our other NEOs executed a similar waiver applicable to equity awards granted after September 2018.

- To demonstrate their commitment to our company, our NEOs executed these waivers voluntarily without receiving any benefit in exchange.

- Had the NEOs not waived such provisions, they would be entitled to certain benefits such as the acceleration of vesting of their equity awards upon termination of employment after they meet the retirement-eligibility thresholds under our compensation plans.

Senior-level benefits

- In addition to benefits provided to all other U.S. employees, such as our 401(k) plan, health care and welfare coverage, paid time-off, life and accident insurance and short and long-term disability programs, we offer our NEOs the following senior-level benefits:
  - Deferred compensation plans
  - Retiree medical benefits—upon retirement and having served as a member of the management executive committee (our CEO and certain direct reports) for five consecutive years, executives may continue health coverage under our plans at their own expense
  - Financial planning services
  - Company-paid parking
  - Personal use of leased corporate aircraft interest by our CEO if reimbursed by the CEO

Change-in-control benefits

- Our NEOs' benefits include fair and reasonable severance in connection with a change in control to serve the best interests of stockholders during a threatened or actual change in control by:
  - Providing for continuity of our management team's services



- Increasing objectivity of our management team in analyzing a proposed change in control and advising the Board if such proposal is in the best interests of stockholders
  - Such benefits apply on a double-trigger basis (change in control has occurred and NEO's employment status is impacted) and consist of:
    - Cash severance payments that are a multiple of salary and/or cash bonus opportunity levels (two times salary and bonus for NEOs)
    - Accelerated vesting of unvested equity awards, available through change-in-control agreements or long-term equity incentive plans

Other considerations

COMPENSATION GOVERNANCE POLICIES

What We Do	What We Don't Do
✓ Pay aligns with performance: performance measures heavily weighted to three-year relative TSR	✗ No guaranteed salary / bonus increases
✓ Most pay is at-risk and not guaranteed	✗ No employment agreements for NEOs guaranteeing compensation
✓ Robust stock ownership requirements: CEO: $10 million[1] Other NEOs: 3x salary Other Senior Officers: 1x salary Directors: 5x annual cash retainer	✗ No repricing or buyouts of stock options without stockholder approval
✓ Clawback policy for NEOs	✗ No excise tax gross-ups
✓ Double-trigger change-in-control provisions	✗ No hedging or pledging of our common stock
✓ Independent compensation consultant	
✓ Annual compensation risk-related review	
✓ Minimal perquisites	

(1)   Due to our CEO's salary decrease to $1 in 2019, this requirement was changed to $10 million (equal to 10 times his base salary in 2018).

Risk mitigation

- **Annual Compensation Committee risk assessments of our compensation program:** The Compensation Committee monitors the risk profile with respect to compensation policies and practices. No material risks were found.

- **Quarterly reports to Board on company performance against business plan and strategic objectives:** The Board provides oversight to ensure that our compensation structure is not driving the company to take excessive operational risks.

- **Internal management controls:** Controls and procedures ensure operations are completed in line with governance standards to ensure that excessive risks are not taken, including a series of checks and balances with respect to the commitment of capital.

- **Real estate risk management:** Real estate risk management processes monitor key risks associated with our real estate assets, such as levels of occupancy, non-income-producing assets, leverage, foreign currency exposure and other factors.



- **Recoupment policy:** This policy is a mechanism to claw back compensation in the event of a financial restatement.
- **Stock ownership guidelines:** These guidelines align management interests with stockholders.

Stock ownership guidelines

- All NEOs and directors are in compliance.
- The guidelines require stock ownership of at least $10 million for our CEO or a multiple of annual base salary for other officers (3x base salary for other NEOs; and 1x base salary for senior vice presidents, managing directors and regional presidents).
- The guidelines require share ownership for our directors of 5x the annual Board retainer.
- Stock eligible under the guidelines includes common stock, vested, unvested and deferred equity awards (except stock options), associated dividend equivalents, earned LTIP Units and partnership units exchangeable into our common stock. The guidelines require retention of 50% of net shares received under our equity plans upon certain events until ownership thresholds are met.

Hedging and pledging policies

All hedging and pledging of common stock are prohibited: Our insider trading policy prohibits all NEOs, employees and directors from hedging or pledging shares of our common stock. All of our NEOs and directors are currently in compliance with this prohibition.

Compensation recoupment (clawback) policy

The Board has adopted a compensation clawback policy, which provides that in the event of a substantial restatement of our previously issued financial statements, a review will be undertaken by the Board of performance-based compensation awarded to certain officers that was attributable to our financial performance during the time periods restated. If the Board determines that an officer was improperly compensated and that it is in our best interests to recover or cancel such compensation, the Board will pursue all reasonable legal remedies to recover or cancel such performance-based compensation. The policy further provides that if the Board learns of any misconduct by certain officers that caused the restatement, the Board shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer. Such punishment by the Board could include dismissal, legal action for breach of fiduciary duty or such other action to enforce the officer's obligations to us as may fit the facts surrounding the particular case. In determining the appropriate punishment, the Board may take into account punishments imposed by third parties. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such third parties.

Equity grant policy and program administration

Awards are administered by our human resources and stock plan administration departments. Grants are made generally in the first quarter of the year, after promotion, at the time of new hire or in accordance with PPP. Equity grant dates are not scheduled based on the timing of the release of material non-public information.

We discontinued the issuance of stock option awards after February 2011.

Impact of accounting and tax treatment

To the extent reasonable, all executive compensation will be deductible by the company for federal income tax purposes. However, the Compensation Committee may design compensation program components that are not



deductible. Because we intend to qualify as a REIT under the Internal Revenue Code, we generally distribute 100% of our net taxable income each year, and therefore do not pay U.S. federal income tax. As a result, the possible loss of a federal tax deduction would not be expected to have a material impact on us. We intend that executive compensation comply with 409A of the Internal Revenue Code, which may impose additional taxes on our NEOs for arrangements that provide for the payment of deferred compensation that is not exempt or in compliance with Section 409A. In addition, we expense base salaries paid in the year they are earned and annual bonus awarded in cash in the year they are earned. In accordance with ASC Topic 718, we expense the value of equity awards granted over the vesting period of such grants. The Internal Revenue Service has ruled privately that compensation paid by a REIT's operating partnership attributable to services provided to the operating partnership is not subject to Section 162(m).

Talent and Compensation Committee Report

We, the members of the Talent and Compensation Committee, have reviewed and discussed CD&A set forth above with the management of the company and, based on such review and discussion, have recommended to the Board that this CD&A be included in this proxy statement and, through incorporation by reference of this proxy statement, the company's Annual Report on Form 10-K for the year ended December 31, 2018.

Talent and Compensation Committee:

George L. Fotiades (Chair)

David P. O'Connor

William D. Zollars



Summary Compensation Table for Fiscal Year 2018*

Name and Principal Position (a)	Year (b)	Salary[1] ($) (c)	Bonus[1][2][3] ($) (d)	Stock Awards[3][4][5] ($) (e)	Non-Equity Incentive Plan Compensation[5] ($) (g)	All Other Compensation[6] ($) (i)	Total ($) (j)
Hamid Moghadam Chief Executive Officer	2018	$1,000,000	$1,800,000	$25,313,854	—	$ 87,546	$28,201,400
	2017	$1,000,000	$2,062,500	$16,203,727	—	$ 85,900	$19,352,127
	2016	$1,000,000	$2,310,000	$12,126,019	—	$ 106,818	$15,542,837
Thomas Olinger Chief Financial Officer	2018	$ 600,000	$ 862,500	$ 6,990,744	$1,334,760	$ 43,135	$ 9,831,139
	2017	$ 600,000	$ 993,750	$ 4,710,651	$ 612,949	$ 43,940	$ 6,961,290
	2016	$ 600,000	$1,110,000	$ 3,816,211	$ 480,700	$ 43,307	$ 6,050,218
Eugene Reilly CEO, The Americas	2018	$ 600,000	$ 975,000	$ 7,740,763	$1,334,760	$ 40,167	$10,690,690
	2017	$ 600,000	$1,046,250	$ 5,223,773	$ 612,949	$ 34,633	$ 7,517,605
	2016	$ 600,000	$1,147,500	$ 4,075,571	$ 480,700	$ 26,087	$ 6,329,858
Edward Nekritz Chief Legal Officer and General Counsel	2018	$ 600,000	$ 900,000	$ 6,990,744	$1,334,760	$ 40,915	$ 9,866,419
	2017	$ 600,000	$1,038,750	$ 4,721,901	$ 612,949	$ 37,718	$ 7,011,318
	2016	$ 600,000	$1,147,500	$ 3,825,586	$ 480,700	$ 38,087	$ 6,091,873
Gary Anderson CEO, Europe and Asia	2018	$ 600,000	$ 900,000	$ 6,990,744	$1,334,760	$ 40,915	$ 9,866,419
	2017	$ 600,000	$1,046,250	$ 4,723,776	$ 612,949	$ 37,718	$ 7,020,693
	2016	$ 600,000	$1,147,500	$ 3,825,586	$ 480,700	$ 38,087	$ 6,091,873
Michael Curless Chief Investment Officer	2018	$ 600,000	$ 900,000	$ 6,690,772	$1,334,760	$ 43,135	$ 9,568,667
	2017	$ 600,000	$1,008,750	$ 4,514,412	$ 612,949	$ 41,925	$ 6,778,036
	2016	$ 600,000	$1,147,500	$ 3,653,866	$ 480,700	$ 39,407	$ 5,921,473

*   Columns (f) and (h) have been omitted from this table because they are not applicable.

(1) No salary or bonus amounts were deferred under our nonqualified deferred compensation plans in any year (see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2018 table below). Amounts deferred under the Prologis 401(k) Savings Plan ("401(k) Plan") at the election of the NEO, from salary and/or bonus payments are included in the amounts presented in columns (c) or (d) and are as follows:

  ■   Mr. Moghadam, Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless: $24,500 in 2018 and $24,000 in 2017 and 2016.

(2) Bonuses earned for a fiscal year are paid in the subsequent fiscal year (e.g., the bonuses in column (d) earned for performance in 2018 were paid in the first quarter of 2019).

(3) We eliminated the bonus exchange premium for our NEOs starting in 2018. Under the bonus exchange for 2016 and 2017, the NEO elected to receive all or a portion of his cash bonus in equity awards (RSUs or LTIP Units valued at 125% of the cash bonus exchanged (discussed below in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2018 table)). The value of equity awards received is equal to 125% of the cash bonus exchanged for 2017 and 2016. Equity awards granted as part of the 2016 and 2017 bonus exchange have a vesting period of three years (40% in the first year, 40% in the second year and 20% in the third year). For 2018, the value of



equity awards received is equal to 100% of the cash bonus exchanged and was fully vested upon issuance on March 8, 2019. The amount in column (d) includes the actual bonus awarded to the NEO participating in the bonus exchange regardless of whether cash or stock awards were received. The value of the stock awards in excess of the bonus award (the 25% premium) is included in column (e).

Name	Year[i]	Annual Cash Bonus Award[ii]	Amount Exchanged[iii]	25% Premium on Exchange[iv]	Exchanged Equity Value[v]	# of Shares or Units[vi]
Mr. Moghadam	2018	$1,800,000	$1,800,000	—	$1,800,000	25,337
	2017	$2,062,500	$2,062,500	$515,625	$2,578,125	42,740
	2016	$2,310,000	$2,310,000	$577,500	$2,887,500	57,623
Mr. Olinger	2018	$ 862,500	$ 862,500	—	$ 862,500	12,141
	2017	$ 993,750	$ 993,750	$248,438	$1,242,188	20,593
	2016	$1,110,000	$1,110,000	$277,500	$1,387,500	27,689
Mr. Reilly	2018	$ 975,000	$ 975,000	—	$ 975,000	13,724
	2017	$1,046,250	$1,046,250	$261,563	$1,307,813	21,681
	2016	$1,147,500	$1,147,500	$286,875	$1,434,375	28,624
Mr. Nekritz	2018	$ 900,000	$ 900,000	—	$ 900,000	12,668
	2017	$1,038,750	$1,038,750	$259,688	$1,298,438	21,525
	2016	$1,147,500	$1,147,500	$286,875	$1,434,375	28,624
Mr. Anderson	2018	$ 900,000	$ 900,000	—	$ 900,000	12,668
	2017	$1,046,250	$1,046,250	$261,563	$1,307,813	21,681
	2016	$1,147,500	$1,147,500	$286,875	$1,434,375	28,624
Mr. Curless	2018	$ 900,000	$ 900,000	—	$ 900,000	12,668
	2017	$1,008,750	$1,008,750	$252,188	$1,260,938	20,904
	2016	$1,147,500	$ 860,625	$215,156	$1,075,781	21,468

(i) This is the year that the bonus is presented in the Summary Compensation Table. Bonuses for each year were awarded in the first quarter of the following year.

(ii) Represents the bonus awarded to the NEO before the bonus exchange election.

(iii) This column reflects the value of the bonus award that the NEO has elected to exchange. All NEOs elected to exchange 100% of their bonuses for 2018 and 2017. Mr. Moghadam, Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson elected to exchange 100% of their bonuses for 2016. Mr. Curless elected to exchange 75% of his bonus in 2016. Accordingly, the NEOs exchanged the bonus amounts reflected in column (iii) for equity, and received the remainder of their bonus amounts, if any, in cash. As such, Mr. Curless received $286,875 of his 2016 bonus in cash.

(iv) Grants a premium of 25% of the portion of the bonus that is subject to the exchange in 2017 and 2016. Bonus Exchange premiums were not offered to NEOs in 2018.

(v) Represents the sum of the exchanged portion of the bonus and, for 2016 and 2017, the 25% premium. This value is granted to the NEO in the form of equity with vesting over a three-year period (40% in the first year, 40% in the second year and 20% in the third year) for 2016 and 2017. The NEO did not receive any premium for exchanging his 2018 bonus into equity, so the equity received in exchange for his 2018 bonus was fully vested upon issuance.

(vi) Represents the total equity award granted to the NEO under the bonus exchange calculated based on the closing price of our common stock on the date the bonus is awarded. For all years presented, each NEO elected to receive the equity award in the form of LTIP Units.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2018 table below.

(4) Amounts represent the value of equity awards granted in each year including awards granted under our annual LTI equity award program, awards granted under PPP (discussed below) and the allocation of the POP compensation pool to the NEO for the applicable performance period. Column (e) also includes the value of the premium awarded in 2016 and 2017 resulting from the election of the bonus exchange in a particular year (discussed above).

Annual LTI Equity Incentive Awards:

Under our annual LTI equity award program, we generally grant equity awards in the first quarter for the performance period ended in the previous year. For example, the annual awards in column (e) for 2018 were granted in February 2018 but were based on a performance period that ended in 2017. The amount of each NEO's annual award is based on performance criteria and the award is also subject to continued employment.



- 2018 LTIP Units issued on March 7, 2018 (approved by the Compensation Committee on February 9, 2018) were:

  Mr. Moghadam — 205,155 LTIP Units valued at $12,374,950

  Mr. Olinger — 52,221 LTIP Units valued at $3,149,971

  Mr. Reilly — 64,655 LTIP Units valued at $3,899,990

  Mr. Nekritz — 52,221 LTIP Units valued at $3,149,971

  Mr. Anderson — 52,221 LTIP Units valued at $3,149,971

  Mr. Curless — 47,248 LTIP Units valued at $2,849,999

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of February 9, 2018 ($60.32). This is the value used for accounting purposes to expense the grant.

- 2017 LTIP Units issued on March 7, 2017 (approved by the Compensation Committee on February 10, 2017) were:

  Mr. Moghadam — 164,637 LTIP Units valued at $8,249,960

  Mr. Olinger — 41,907 LTIP Units valued at $2,099,960

  Mr. Reilly — 51,885 LTIP Units valued at $2,599,957

  Mr. Nekritz — 41,907 LTIP Units valued at $2,099,960

  Mr. Anderson — 41,907 LTIP Units valued at $2,099,960

  Mr. Curless — 37,916 LTIP Units valued at $1,899,971

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of February 10, 2017 ($50.11). This is the value used for accounting purposes to expense the grant.

- 2016: LTIP Units issued on March 9, 2016 (approved by the Compensation Committee on February 10, 2016) were:

  Mr. Moghadam — 110,589 LTIP Units valued at $4,124,970

  Mr. Olinger — 28,150 LTIP Units valued at $1,049,995

  Mr. Reilly — 34,852 LTIP Units valued at $1,299,980

  Mr. Nekritz — 28,150 LTIP Units valued at $1,049,995

  Mr. Anderson — 28,150 LTIP Units valued at $1,049,995

  Mr. Curless — 25,469 LTIP Units valued at $949,994

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of February 10, 2016 ($37.30). This is the value used for accounting purposes to expense the grant.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2018 table below. Also see "Compensation Discussion and Analysis."

POP:

The values in column (e) include the NEO's allocation of the estimated compensation pool value awarded under POP. This value is included in the NEO's compensation even though there is no assurance that the value of the allocation will ever be realized by the NEO.

- 2018 (2018-2020 Performance Period): Values of the allocation as of the date of the allocation (January 2, 2018) were: Mr. Moghadam ($3,405,000) and all other NEOs (each $1,362,000).
- 2017 (2017-2019 Performance Period): Values of the allocation as of the date of the allocation (January 3, 2017) were: Mr. Moghadam ($3,060,000) and all other NEOs (each $1,224,000).
- 2016 (2016-2018 Performance Period): Values of the allocation as of the date of the allocation (June 3, 2016) were: Mr. Moghadam ($3,990,000) and all other NEOs (each $1,596,000).

POP and the exchange of the compensation pool allocation for POP LTIP Units are discussed below in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2018" table.

(5) Awards in the form of cash and/or equity awards were granted to participating employees, including all of the NEOs, in December 2018, June 2018, January 2018, September 2017, May 2017, December 2016 and March 2016 under PPP. The value of the equity portion of the award is included in column (e) based on the fair value on the grant date of the equity awards. The cash portion of the award is included in column (g). Because it is not possible to determine whether any incentive fees or promotes will be received in future years, only awards resulting from compensation pools that have funded are included in the compensation of the NEOs. All PPP awards paid in 2018 vest over four years, except the January 2018 award that vests over three years. All PPP awards paid in 2017 and 2016 vest over three years.

- PPP awards paid in 2018: All of Mr. Moghadam's 2018 PPP awards were paid in the form of equity (in aggregate, 151,291 LTIP Units or $9,533,904). 35% of the 2018 PPP awards for each of the other NEOs were in the form of cash (in aggregate $1,334,760). Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless received 65% of their 2018 PPP awards in the form of equity (in aggregate, 39,335 LTIP Units or $2,478,773) and Mr. Olinger received 65% of his 2018 PPP awards in equity (in aggregate 39,335 RSUs or $2,478,773). The LTIP Units and RSUs were valued at $62.65, $63.51 and $68.48 per share, the closing price of our common stock on the grant date (January 9, 2018, June 19, 2018 and December 6, 2018, respectively).
- PPP awards paid in 2017: All of Mr. Moghadam's 2017 PPP awards were paid in the form of equity (in aggregate, 79,531 LTIP Units or $4,378,142). 35% of the 2017 PPP awards for each of the other NEOs were in the form of cash (in aggregate $612,949). 65% of their 2017 PPP awards were in the form of equity (in aggregate, 20,677 LTIP Units or $1,138,253). The LTIP Units were valued at $54.60 and $64.02 per share, the closing price of our common stock on the grant date (May 2, 2017 and September 25, 2017, respectively).
- PPP awards paid in 2016: All of Mr. Moghadam's 2016 PPP awards were paid in the form of equity (in aggregate, 75,089 LTIP Units or $3,433,549). 35% of the 2016 PPP awards for each of the other NEOs were in the form of cash (in aggregate $480,700). 65% of their 2016 PPP awards were paid in equity (in aggregate, 19,523 LTIP Units or $892,716). The LTIP Units were valued at $42.61 and $49.95 per share, the closing price of our common stock on the grant date (March 21, 2016 and December 1, 2016, respectively).



Additional information on the allocations of PPP compensation pools and how they are valued is included in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2018" table.

(6) The amounts in column (i) represent the other compensation amounts paid to each of the NEOs in 2018, 2017 and 2016. These amounts include the following items:

		401(k) Plan Match	Financial Planning Services[a]	Parking[a]	Other[b]	Totals[c]
Mr. Moghadam	2018	$8,250	$61,496	$7,800	$10,000	$ 87,546
	2017	$8,100	$60,000	$7,800	$10,000	$ 85,900
	2016	$7,950	$81,458	$7,410	$10,000	$106,818
Mr. Olinger	2018	$8,250	$17,165	$5,220	$12,500	$ 43,135
	2017	$8,100	$16,765	$5,220	$13,855	$ 43,940
	2016	$7,950	$17,637	$5,220	$12,500	$ 43,307
Mr. Reilly	2018	$8,250	$17,165	$2,252	$12,500	$ 40,167
	2017	$8,100	$16,765	$ 518	$ 9,250	$ 34,633
	2016	$7,950	$17,637	—	$ 500	$ 26,087
Mr. Nekritz	2018	$8,250	$17,165	$3,000	$12,500	$ 40,915
	2017	$8,100	$16,765	$ 353	$12,500	$ 37,718
	2016	$7,950	$17,637	—	$12,500	$ 38,087
Mr. Anderson	2018	$8,250	$17,165	$3,000	$12,500	$ 40,915
	2017	$8,100	$16,765	$ 353	$12,500	$ 37,718
	2016	$7,950	$17,637	—	$12,500	$ 38,087
Mr. Curless	2018	$8,250	$17,165	$5,220	$12,500	$ 43,135
	2017	$8,100	$16,765	$5,220	$11,840	$ 41,925
	2016	$7,950	$17,637	$5,220	$ 8,600	$ 39,407

(a) We provide financial planning services, and parking, if applicable, to certain of our employees, including the NEOs, based on their position with the company.

(b) For 2018 includes: matching charitable contributions by the company's charitable foundation.

For 2017 includes: (i) matching charitable contributions by the company's charitable foundation and (ii) service award for Mr. Olinger.

For 2016 includes: matching charitable contributions by the company's charitable foundation.

Our charitable foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. The annual maximum amount of matching contributions in one year applicable to our NEOs is $12,500, not including amounts matched under special matching initiatives related to specific events, such as natural disasters. Matching contributions available in a particular year that are not used may be carried over to the subsequent year. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations during the calendar year to match qualifying contributions made by the NEOs during that year and can also include amounts carried over from previous years.

(c) No perquisite amounts are reported in any year for any of the NEOs as the aggregate amount of the incremental costs of any perquisites for an individual NEO does not exceed $10,000 in any year. In 2016, a leased corporate aircraft was used for a non-business purpose by Mr. Moghadam and Mr. Olinger. The incremental cost to the company for Mr. Moghadam was de minimis and reimbursed by him. There was no incremental cost to the company for Mr. Olinger's personal use of the leased corporate aircraft. In 2017 and 2018, a leased corporate aircraft was used for a non-business purpose by Mr. Moghadam. The incremental cost to the company for Mr. Moghadam was de minimis and was reimbursed by him. These amounts are not included in Mr. Moghadam's or Mr. Olinger's compensation in 2016, 2017 and 2018 because the total of perquisites did not exceed $10,000.



Grants of Plan-Based Awards in Fiscal Year 2018*

Name (a)	Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock Awards ($) (l)
	Grant Date (b)	Maximum ($) (h)		
Annual and PPP Grants:				
Hamid Moghadam	01/02/18[(1)]	$15,000,000	—	$ 3,405,000
	01/26/18[(2)]	—	114,828	$ 7,193,974
	03/07/18[(3)]	—	205,155	$12,374,950
	07/06/18[(2)]	—	31,601	$ 2,006,980
	12/17/18[(2)]	—	4,862	$ 332,950
Thomas Olinger	01/02/18[(1)]	$ 6,000,000		$ 1,362,000
	01/09/18[(2)]	—	29,855	$ 1,870,416
	03/07/18[(3)]	—	52,221	$ 3,149,971
	06/19/18[(2)]	—	8,216	$ 521,798
	12/06/18[(2)]	—	1,264	$ 86,559
Eugene Reilly	01/02/18[(1)]	$ 6,000,000		$ 1,362,000
	01/26/18[(2)]	—	29,855	$ 1,870,416
	03/07/18[(3)]	—	64,655	$ 3,899,990
	07/06/18[(2)]	—	8,216	$ 521,798
	12/17/18[(2)]	—	1,264	$ 86,559
Edward Nekritz	01/02/18[(1)]	$ 6,000,000		$ 1,362,000
	01/26/18[(2)]	—	29,855	$ 1,870,416
	03/07/18[(3)]	—	52,221	$ 3,149,971
	07/06/18[(2)]	—	8,216	$ 521,798
	12/17/18[(2)]	—	1,264	$ 86,559
Gary Anderson	01/02/18[(1)]	$ 6,000,000		$ 1,362,000
	01/26/18[(2)]	—	29,855	$ 1,870,416
	03/07/18[(3)]	—	52,221	$ 3,149,971
	07/06/18[(2)]	—	8,216	$ 521,798
	12/17/18[(2)]	—	1,264	$ 86,559
Michael Curless	01/02/18[(1)]	$ 6,000,000		$ 1,362,000
	01/26/18[(2)]	—	29,855	$ 1,870,416
	03/07/18[(3)]	—	47,248	$ 2,849,999
	07/06/18[(2)]	—	8,216	$ 521,798
	12/17/18[(2)]	—	1,264	$ 86,559

* Columns (c) through (e), (f), (g), (j) and (k) have been omitted from this table because they are not applicable. Does not include bonus exchanged for equity (valued at 100% of the bonus) paid in 2019 for the 2018 performance year. See footnote 3 to the Summary Compensation Table for Fiscal year 2018.



(1) Represents the allocation of the estimated POP compensation pool in January 2018 for the 2018-2020 performance period. Since POP rewards only extraordinary performance, there is no Threshold or Target value. Notwithstanding the values of allocations shown in this table, there can be no assurance that the company's performance at the end of an applicable performance period will result in any payment under POP. The amount in column (h) represents the NEO's allocation of the maximum pool value for the 2018-2020 Performance Period of $100.0 million. The value in column (l) is the grant-date fair value of the NEO's allocation based on a valuation of the future compensation pool using a Monte Carlo simulation as of the grant date to estimate a fair value for accounting purposes, estimated at $22.7 million. Awards under POP may be paid in either cash or equity (with an additional 7-year cliff vesting requirement on 80% of the applicable award and no additional vesting on 20% of the applicable award). The Compensation Committee has determined that the awards for the 2018-2020 Performance Period will be paid in equity, if at all. POP LTIP Units for the 2018-2020 performance period were issued on December 11, 2018.

(2) The NEO was awarded a compensation opportunity through participation in PPP. PPP compensation pools were determined in January 2018, June 2018 and December 2018 after incentive fees, or promotes, were earned and paid to us by three of our co-investment ventures. As a result, the NEOs each earned PPP awards related to these promotes. Mr. Moghadam's entire award was paid in the form of equity, and the remaining NEOs' awards were paid in the form of cash (35%) and equity (65%). Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless elected to receive the equity portion of their award in the form of LTIP Units, and Mr. Olinger elected to receive the equity portion of his award in RSUs. The LTIP Units were issued in January 2018, July 2018 and December 2018, and the RSUs were issued in January 2018, June 2018 and December 2018. LTIP units and RSUs issued in January 2018 vest ratably over a three-year period. LTIP Units and RSUs issued in June, July and December 2018 vest ratably over a four-year period. The values of the LTIP Units granted are included in column (l) of this table based on the fair value of $62.65 per share for the January 2018 grant, $63.51 per share for the July 2018 grant and $68.48 per share for the December 2018 grant and the value of the RSUs issued in June 2018 was 63.51 per share, which were the closing prices of our common stock on the applicable grant dates (the dates the Compensation Committee granted the awards). This value is used for accounting purposes to expense the grant. See "Compensation Discussion and Analysis."

(3) Represents the annual long-term equity incentive awards for the performance year ended in 2017 that were granted in 2018. These awards were approved by the Compensation Committee on February 9, 2018 at which time the NEO elected to receive the award in the form of LTIP Units. The LTIP Units were issued in March 7, 2018 and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $60.32 per share, which was the closing price of our common stock on the February 9, 2018 award grant date. This value is used for accounting purposes to expense the grant. Annual long-term equity incentive awards for the performance year ended in 2018 were granted by the Compensation Committee in February 2019 and are not included in this table. See "Compensation Discussion and Analysis."



Narrative Discussion to the Summary Compensation Table for Fiscal Year 2018 and the Grants of Plan-Based Awards in Fiscal Year 2018 Table

Equity compensation plans

At our annual meeting on May 3, 2012, our stockholders approved and adopted the Prologis, Inc. 2012 Long-Term Incentive Plan (the "2012 LTIP"). The 2012 LTIP enables our executive officers, employees, directors and consultants to participate in the ownership of the company and allows us to attract and retain our executive officers, other employees and directors, as well as provide incentives to such persons to maximize our company performance.

In addition, we have other equity compensation plans under which equity awards were outstanding as of December 31, 2018:

- the Amended and Restated 2002 Stock Option and Incentive Plan and the Third Amended and Restated 1997 Stock Option and Incentive Plan, collectively, the "AMB Plans," which were both approved by our stockholders; and

- the ProLogis 2006 Long-Term Incentive Plan, the ProLogis 2000 Share Option Plan for Outside Trustees and the ProLogis 1997 Long-Term Incentive Plan, collectively, the "Trust Plans," which were assumed by us under the Merger agreement with all outstanding awards converted based on the Merger exchange ratio. The Trust Plans were approved by shareholders of the Trust.

All future equity awards will be granted from the 2012 LTIP and we will no longer grant any awards from the AMB Plans or the Trust Plans. The available shares of common stock reserved for issuance under the AMB Plans and the Trust Plans as of May 3, 2012 were added to the share reserve of the 2012 LTIP. All outstanding awards under the AMB Plans and the Trust Plans will remain outstanding until they vest, expire or are forfeited by the participant. As of December 31, 2018, we had 6.1 million shares of common stock remaining available for future issuance under our plans and 9.8 million shares of common stock subject to outstanding unvested awards.

The 2012 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan's approval. The 2012 LTIP does not permit re-pricing of stock options without stockholder approval. Participants, including non-employee directors, in the 2012 LTIP may receive stock options, stock appreciation rights and full value awards, including dividend equivalents. Only employees may receive incentive stock options under the 2012 LTIP; however, we have not granted incentive stock options in the past and currently do not intend to grant stock options of any kind.

For further detail, please see "Equity Compensation Plans" below.

Equity award terms

We currently intend to grant LTIP Units and RSUs for annual LTI equity and PPP awards. Restricted stock awards were last granted in 2012, and stock options were last granted in 2011. In addition, we provided certain executives with opportunities to earn awards under POP. Beginning in 2014, we offered to certain executives the option to elect to receive LTIP Units in lieu of RSUs that may be granted to them under our compensation program. The general terms of our equity awards outstanding at December 31, 2018 are as follows:

RSUs

Each RSU is convertible into one share of common stock upon vesting. The RSUs granted prior to the 2018 annual grant cycle generally vest ratably over a continued service period of three years, such that the awards vest 34% after the first year, 33% after the second year and 33% after the third year. RSUs granted in the 2018 annual grant cycle vest ratably over a period of four years, such that 25% of the award vests each year of the four-year period. Going



forward, we intend to grant RSUs for annual LTI equity awards and PPP awards with four-year vesting periods. RSUs granted in accordance with the 2018 POP amendment will have a seven-year cliff vesting period (i.e., the entire award vests on a specified future date) after the end of the initial three-year performance period. RSUs have no voting rights. Certain awards, such as special grants due to hiring or retention considerations, may have different vesting terms, including cliff vesting terms. RSUs granted to NEOs as a part of the bonus exchange for 2016 and 2017 generally have a three-year vesting period, such that the bonus exchange awards vest 40% after the first year, 40% after the second year and 20% after the third year. As we eliminated the premium for bonus exchange starting in 2018, equity received by the NEOs in 2019 in exchange for their 2018 bonus did not include a premium and were fully vested upon issuance. Generally, RSUs earn dividend equivalents (either cash or equity) over the vesting period under the same payment terms as dividends paid on our common stock. RSUs are valued based on the closing price of our common stock on the grant date.

LTIP Units

Certain participants in the 2012 LTIP can elect to receive LTIP Units instead of RSUs. LTIP Units have similar terms to RSUs with respect to vesting provisions, voting rights and dividends. LTIP Units are different from POP LTIP Units granted under POP (as discussed below). LTIP Units are structured with the intent that the units will generally be economically equivalent to the RSUs that would be issued for the applicable awards and generally have the same vesting terms as the RSUs that are granted. Under certain conditions, an LTIP Unit is convertible into a common unit and then redeemable for one share of our common stock, or at our option, cash. Among other conditions, LTIP Units cannot be converted until they are vested and a waiting period of two years from the date of issuance is complete. Like RSUs, LTIP Units earn cash distributions equal to the dividend paid on our common stock. After vesting and other conditions are met, LTIP Units remain outstanding until such time as the holder of the LTIP Units elects to convert.

For any equity awards granted starting in 2017, including issuances of LTIP Units, Mr. Moghadam has waived any vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Vesting under such awards will continue after he terminates employment as long as he continues in a substantial role with the company or its affiliates. Our other NEOs executed a similar waiver applicable to equity awards granted after September 2018.

POP Allocations

Please see "Compensation Discussion and Analysis" for a discussion of the general structure of POP and how it fits into our overall compensation program.

Under POP, NEOs are allocated a percentage of a potential compensation pool for each performance period (the "POP Allocations"). We made POP Allocations to the NEOs in 2018 for the 2018-2020 performance period, in 2017 for the 2017-2019 performance period, and in 2016 for the 2016-2018 performance period.

The POP Allocations are valued using a Monte Carlo simulation as of the grant date. POP Allocations were structured with the intent that the allocations have no economic value to the participants unless and until performance criteria are met and an award is paid for the applicable performance period.

For each performance period, the Compensation Committee made POP Allocations to the NEOs such that 15% of the compensation pool will be paid to Mr. Moghadam and 6% of the compensation pool will be paid to each of the other NEOs if such awards are earned. In allocating the percentage of the compensation pools to the NEOs, the Compensation Committee took into consideration external market data concerning the typical ratio of CEO compensation to that of other NEOs and employees. The Compensation Committee generally allocated a smaller portion of the total compensation pool to the NEOs relative to the other participants than is typical in the outperformance plans of other companies the committee reviewed at the inception of the plan. The compensation pool for each performance period covered approximately 100 participants at the beginning of each performance period.

Earned POP awards can be paid in either cash or equity. The Compensation Committee has determined that the awards will be paid, if at all, in equity. Earned POP awards cannot be paid unless and until absolute TSR becomes



positive. Any earned POP award will expire seven years after the end of the performance period, if absolute TSR does not become positive within that period.

POP LTIP Units. Certain members of the executive management team, including the NEOs, elected to exchange their POP Allocations for special LTIP Units (the "POP LTIP Units") as defined under the operating partnership agreement of Prologis, L.P., as amended and/or restated from time to time.

The POP LTIP Units are structured with the intent that the units will be comparable economically to the awards under POP. A participant electing to receive the POP LTIP Units will receive the same percentage of the pool as if the participant had not participated in the exchange. Like other forms of awards under the plan, the POP LTIP Units will have no economic value to the participants until and unless the performance criteria are achieved at the end of a performance period and other conditions are met. Once the Compensation Committee determines whether the performance criteria have been met, the POP LTIP Units will be forfeited to the extent not earned based on the terms of POP. To the extent an award is earned, a NEO will retain the number of POP LTIP Units equal in economic value to the percentage of the performance pool originally allocated to the NEO at the beginning of the applicable performance period. Any POP LTIP Units in excess of such amount will be forfeited. Additional LTIP Units will be issued to true up the original number of POP LTIP units issued for the performance period to the extent such original issuance was insufficient to cover the value of the earned award.

Upon the satisfaction of certain conditions, including achievement of the relevant performance criteria, each POP LTIP Unit may be convertible into a common unit of the operating partnership and then redeemable for one share of our common stock, or cash at our option.

As has become standard tax structuring for profits interests that only vest if performance hurdles are met, the POP LTIP Units are entitled to distributions during the performance period equal to 10% of our common stock dividend. However, contrary to most performance-based programs at other REITs, we are requiring participants to make a significant, non-refundable capital contribution for the POP LTIP Units they receive. This feature is intended to make POP LTIP Units comparable economically to POP Allocations to applicable participants. This structure is designed so that participants receive no additional compensation as a result of the exchange of POP Allocations into POP LTIP Units. This creates downside risk for participants if the performance hurdles are not achieved causing the forfeiture of the capital invested in their POP LTIP Units.

As such, the issuance of POP LTIP Units in exchange for POP Allocations does not affect the compensation amounts for the NEOs in the Summary Compensation Table or in the Grants of Plan-Based Awards Table. The exchange of the POP LTIP Units for POP Allocations does not result in incremental fair value for accounting purposes and does not change the total compensation of the NEOs. As a result, the issuance of the POP LTIP Units in exchange for POP Allocations does not change the presentation of the value of the POP Allocations in the Summary Compensation Table or in the Grants of Plan-Based Awards Table. The POP LTIP Units are included in the Outstanding Equity Awards at Fiscal Year-End table at their threshold value at December 31, 2018.

As discussed in CD&A, the POP compensation pool only funds if and to the extent our three-year, compound annualized TSR exceeds the three-year compound annualized TSR of the MSCI REIT Index by 100 basis points.

- **2016-2018 performance period:** This performance period began on January 1, 2016 and ended on December 31, 2018, including 110 participants at its start. The value of the potential compensation pool on June 3, 2016, the date POP Allocations were awarded, was $26.6 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 23%; (ii) expected volatility of the MSCI REIT Index of 18%; and (iii) correlation between our common stock and the MSCI REIT Index of 89%. The potential compensation pool was capped at $115.0 million, which was 0.5% of our equity market capitalization at December 31, 2015. As of December 31, 2018, the value of this compensation pool was $115.0 million. Awards for the 2016-2018 performance period were determined by the Compensation Committee on January 9, 2019, resulting in a $11.3 million award paid to Mr. Moghadam and $4.5 million paid to each of our NEOs. The remaining amount will be paid in accordance with the plan as described below.

- **2017-2019 performance period:** This performance period began on January 1, 2017 and will end on December 31, 2019, including 112 participants at its start. The value of the potential compensation pool on January 3, 2017, the



date POP Allocations were awarded, was $20.4 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 25%; (ii) expected volatility of the MSCI REIT Index of 19%; and (iii) correlation between our common stock and the MSCI REIT Index of 88%. The potential compensation pool was capped at $142.1 million, which was 0.5% of our equity market capitalization at December 31, 2016. As of December 31, 2018, the projected value of this compensation pool was $142.1 million.

■ **2018-2020 performance period:** This performance period began on January 1, 2018 and will end on December 31, 2020, including 113 participants at its start. The value of the potential compensation pool on January 2, 2018, the date POP Allocations were awarded, was $22.7 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 19%; (ii) expected volatility of the MSCI REIT Index of 14%; and (iii) correlation between our common stock and the MSCI REIT Index of 87%. The potential compensation pool was capped at $100.0 million. As of December 31, 2018, the projected value of this compensation pool was zero.

The 2016 amendment of POP, applicable to the 2016-2018 and 2017-2019 performance periods, requires us to exceed the initial performance hurdle (100 basis points above the three-year compound annualized TSR of the MSCI REIT Index) to earn awards for the applicable performance period. If the initial performance hurdle is met, the portion of the compensation pool up to $75 million will be paid out at the end of the initial three-year performance period. One-third of the excess amount of the compensation pool above $75 million will be paid at the end of each of the three years following the initial three-year performance period, if we perform at or above the index at the end of each applicable year. A holding requirement applies to any equity paid under the plan until the sixth year after the beginning of the performance period. If our absolute TSR is not positive, we will not be paid any amounts under the plan unless and until our absolute TSR turns positive. If our absolute TSR fails to turn positive within seven years after achieving the performance hurdle at the end of the initial three-year performance period, our awards will be forfeited.

In the case of the 2016-2018 performance period, we met the initial performance hurdle and the Compensation Committee determined that the size of the compensation pool was $115.0 million (at the maximum cap of 0.5% of our market capitalization). As a result of such determination, awards of $75 million in aggregate were paid to approximately 100 participants in accordance with POP. One-third of $40.0 million (the amount of the total compensation pool exceeding $75 million) will be paid to all applicable participants according to their POP Allocations at the end of 2019, 2020 and 2021 only if we continue to perform at or above the MSCI REIT Index at the end of those years. If we meet these additional performance hurdles, then Mr. Moghadam has the opportunity to receive $2.0 million and the other NEOs have the opportunity to receive $0.8 million in POP awards after the end of each of the next three years.

In 2018, our NEOs voluntarily elected to apply long-term cliff vesting to 80% of any awards earned for the 2016-2018 and 2017-2019 performance periods. Under their election, 20% of amounts earned under applicable hurdles will be paid at the time applicable hurdles are met. A holding requirement will apply to these amounts until the sixth year after the beginning of the performance period. 80% of amounts earned under applicable hurdles will be subject to cliff vesting until the tenth year after the beginning of the performance period. In the case of the 2016-2018 performance period, for example, Mr. Moghadam was paid an initial award of $11.3 million. 20% of the $11.3 million award was paid to him in LTIP units in January 2019. A holding period applies to this amount until 2022 (the sixth year after the beginning of the performance period). LTIP units comprising 80% of the $11.3 million are subject to cliff vesting until 2026 (ten years after the beginning of the performance period). If we meet or exceed the MSCI REIT Index at the end of 2019, Mr. Moghadam will be paid 20% of $2 million in LTIP units in January 2020 once the award is approved by the Compensation Committee. A holding period applies to this amount until 2022. LTIP units comprising 80% of the $2 million will be subject to cliff vesting until 2026. The same vesting construct will be applied to each of the $2 million awards that can be paid at the end of 2020 and 2021 if the additional performance hurdles are met, subjecting 80% of such awards to cliff vesting until 2026. See discussion of POP for the 2018-2020 performance period in "Compensation Discussion and Analysis" for further details.

PPP Allocations

Please see "Compensation Discussion and Analysis" for a discussion of the general structure of PPP and how it fits into our overall compensation program.



Under PPP, NEOs receive an allocation representing their share of a potential compensation pool (the "PPP Allocations") that, if funded, will be awarded to the NEO in a percentage of equity with any remainder in cash. The equity portion of the earned award would be paid in RSUs or LTIP Units with a four-year vesting period (or three-year vesting period for awards granted prior to the 2018 annual grant cycle). The PPP Allocations have no value unless and until an incentive fee or promote is received and the Compensation Committee grants the applicable PPP award. No awards or values are reported as of the date of the PPP Allocations because it is not possible to determine whether any incentive fees or promotes will be received in future years from a particular venture. For accounting purposes, the cash awards will be expensed when earned and paid to participants and the equity awards are expensed over the vesting period.

For each applicable venture, the Compensation Committee made PPP Allocations to the NEOs such that 15% of the compensation pool will be paid to Mr. Moghadam and 6% of the compensation pool will be paid to each of the other NEOs if such awards are earned. In determining the PPP Allocations to the NEOs, the Compensation Committee utilized a similar rationale as with the POP Allocations discussed above.

PPP compensation pools were funded in 2018, 2017 and 2016. The value of a PPP award earned by a NEO is reported as compensation in the year the award is paid to the NEO on the date of determination by the Compensation Committee. The cash awards earned by the NEOs in 2018, 2017 and 2016 under PPP are included as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for Fiscal Year 2018 for the respective year. The equity awards (LTIP Units) are included as "Stock Awards" in the Summary Compensation Table for Fiscal Year 2018 for the respective year.

Stock options

We discontinued the issuance of stock options prior to the Merger in June 2011. Stock options outstanding are all vested and exercisable. Stock options granted generally vested ratably over a continued service period of three years, however; certain stock options previously granted as a result of the bonus exchange vested over a one-year period (25% per quarter). Stock options were granted with an exercise price equal to the closing price of our common stock on the grant date. The exercise price for any outstanding stock option may not be decreased after the grant date except for reductions approved by our stockholders or if there is an overall adjustment to our outstanding shares, such as an adjustment triggered by a stock split. Stock options expire on the tenth anniversary of the grant date.



Outstanding Equity Awards at Fiscal Year-End
(December 31, 2018)

	Option Awards[1]			Stock Awards[1]			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Hamid Moghadam				52,014[2]	$ 3,054,262		
				14,402[3]	$ 845,685		
				10,627[4]	$ 624,017		
				108,660[5]	$ 6,380,515		
				34,573[6]	$ 2,030,127		
				50,490[7]	$ 2,964,773		
				2,530[8]	$ 148,562		
				114,828[9]	$ 6,742,700		
				205,155[10]	$ 12,046,702		
				42,740[11]	$ 2,509,693		
				31,601[12]	$ 1,855,611		
				4,862[13]	$ 285,497		
						234,179[17]	—[17]
						171,520[18]	—[18]
						168,615[19]	—[19]
Thomas Olinger	5,200	$22.14	2/11/2020				
				16,882[2]	$ 991,311		
				3,744[3]	$ 219,848		
				2,763[4]	$ 162,243		
				27,658[5]	$ 1,624,078		
				16,613[6]	$ 975,515		
				13,127[7]	$ 770,817		
				657[8]	$ 38,579		
				29,855[14]	$ 1,753,086		
				52,221[10]	$ 3,066,417		
				20,593[11]	$ 1,209,221		
				8,216[15]	$ 482,444		
				1,264[16]	$ 74,222		
						93,671[17]	—[17]
						68,608[18]	—[18]
						67,446[19]	—[19]



	Option Awards[1]			Stock Awards[1]			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Eugene Reilly				19,811[2]	$ 1,163,302		
				3,744[3]	$ 219,848		
				2,763[4]	$ 162,243		
				34,244[5]	$ 2,010,808		
				17,174[6]	$ 1,008,457		
				13,127[7]	$ 770,817		
				657[8]	$ 38,579		
				29,855[9]	$ 1,753,086		
				64,655[10]	$ 3,796,542		
				21,681[11]	$ 1,273,108		
				8,216[12]	$ 482,444		
				1,264[13]	$ 74,222		
						93,671[17]	—[17]
						68,608[18]	—[18]
						67,446[19]	—[19]
Edward Nekritz				17,117[2]	$ 1,005,110		
				3,744[3]	$ 219,848		
				2,763[4]	$ 162,243		
				27,658[5]	$ 1,624,078		
				17,174[6]	$ 1,008,457		
				13,127[7]	$ 770,817		
				657[8]	$ 38,579		
				29,855[9]	$ 1,753,086		
				52,221[10]	$ 3,066,417		
				21,525[11]	$ 1,263,948		
				8,216[12]	$ 482,444		
				1,264[13]	$ 74,222		
						93,671[17]	—[17]
						68,608[18]	—[18]
						67,446[19]	—[19]



| | Option Awards[1] | | | Stock Awards[1] | | | |
| | | | | | | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)		
Gary Anderson				16,782[2]	$ 985,439		
				3,744[3]	$ 219,848		
				2,763[4]	$ 162,243		
				27,658[5]	$ 1,624,078		
				17,174[6]	$ 1,008,457		
				13,127[7]	$ 770,817		
				657[8]	$ 38,579		
				29,855[9]	$ 1,753,086		
				52,221[10]	$ 3,066,417		
				21,681[11]	$ 1,273,108		
				8,216[12]	$ 482,444		
				1,264[13]	$ 74,222		
						93,671[17]	—[17]
						68,608[18]	—[18]
						67,446[19]	—[19]
Michael Curless				16,232[2]	$ 953,143		
				3,744[3]	$ 219,848		
				2,763[4]	$ 162,243		
				25,024[5]	$ 1,469,409		
				12,880[6]	$ 756,314		
				13,127[7]	$ 770,817		
				657[8]	$ 38,579		
				29,855[9]	$ 1,753,086		
				47,248[10]	$ 2,774,403		
				20,904[11]	$ 1,227,483		
				8,216[12]	$ 482,444		
				1,264[13]	$ 74,222		
						93,671[17]	—[17]
						68,608[18]	—[18]
						67,446[19]	—[19]

Columns (c and d) have been omitted from this table because they are not applicable.

(1) Dollar amounts are based on the closing price of our common stock on December 31, 2018, which was $58.72 per share.

(2) LTIP Units: vested on March 9, 2019.

(3) LTIP Units: will vest on April 19, 2019.



(4) LTIP Units: will vest on December 16, 2019.

(5) LTIP Units: vested on March 7, 2019 (50%) and will vest on March 7, 2020 (50%).

(6) LTIP Units: vested on March 7, 2019 (67%) and will vest on March 7, 2020 (33%).

(7) LTIP Units: will vest in equal amounts on each May 18, 2019 and 2020.

(8) LTIP Units: will vest in equal amounts on each October 12, 2019 and 2020.

(9) LTIP Units: vested on January 26, 2019 (34%) and remainder will vest in equal amounts on each January 26, 2020 and 2021.

(10) LTIP Units: vested on March 7, 2019 (25%) and remainder will vest in equal amounts on each of March 7, 2020, 2021, and 2022.

(11) LTIP Units: vested on March 7, 2019 (40%) and will vest on March 7, 2020 (40%) and March 7, 2021 (20%).

(12) LTIP Units: will vest in equal amounts on each July 6, 2019, 2020, 2021 and 2022.

(13) LTIP Units: will vest in equal amounts on each December 17, 2019, 2020, 2021 and 2022.

(14) RSU: vested on January 9, 2019 (34%) and remainder will vest in equal amounts on each January 9, 2020 and 2021.

(15) RSU: will vest in equal amounts on each June 19, 2019, 2020, 2021 and 2022.

(16) RSU: will vest in equal amounts on each December 6, 2019, 2020, 2021 and 2022.

(17) For the 2016-2018 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation originally allocated to the NEO approved on June 3, 2016. No value is presented in column (j) because awards under POP have no threshold value. Actual awards were determined and paid after the end of the three-year performance period. As of December 31, 2018, the value of the compensation pool for the 2016-2018 Performance Period was $115.0 million. As a result, on January 10, 2019, Mr. Moghadam and each other NEO earned 180,346 and 72,138 POP LTIP units, respectively, for the 2016-2018 Performance Period. See the narrative discussion of POP LTIP Units that follows the Grants of Plan-Based Awards Table for 2018.

(18) For the 2017-2019 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO approved on January 3, 2017. No value is presented in column (j) because awards under POP have no threshold value. Actual awards will not be determined or paid unless and relevant performance hurdles are met. As of December 31, 2018, the projected value of the compensation pool for the 2017-2019 Performance Period was $142.1 million. See the narrative discussion of LTIP Units that follows the Grants of Plan-Based Awards Table for 2018.

(19) For the 2018-2020 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO under POP approved on January 2, 2018. No value is presented in column (j) because awards under POP have no threshold value. Actual awards will not be determined or paid until the end of the three-year performance period. As of December 31, 2018, the projected value of the compensation pool for the 2018-2020 Performance Period was zero. See the narrative discussion of LTIP Units that follows the Grants of Plan-Based Awards Table for 2018.



Option Exercises and Stock Vested in Fiscal Year 2018

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Hamid Moghadam	—	—	524,621[1][2]	$32,999,994[1][2]
Thomas Olinger	—	—	185,541[1][3]	$11,662,654[1][3]
Eugene Reilly	—	—	195,796[1][4]	$12,308,220[1][4]
Edward Nekritz	—	—	186,607[1][5]	$11,729,815[1][5]
Gary Anderson	—	—	185,641[1][6]	$11,668,385[1][6]
Michael Curless	—	—	176,102[1][7]	$11,069,948[1][7]

(1) Under certain conditions, an LTIP Unit is convertible into a common unit of the operating partnership which can then be redeemed into one share of our common stock (or cash at our election). Among other conditions, LTIP Units cannot be converted until they are vested and after the completion of a requisite waiting period from the date of issuance. See "Narrative Discussion to the Summary Compensation Table for Fiscal Year 2018 and the Grants of Plan-Based Awards in Fiscal Year 2018 Table."

(2) Represents the vesting of LTIP Units as presented below:

- 62,601 units with a value of $3,967,025, issued on March 13, 2015, vested on March 13, 2018;
- 67,534 units with a value of $4,301,240, issued on March 9, 2016, vested on March 9, 2018;
- 14,403 units with a value of $939,508, issued on April 19, 2016, vested on April 19, 2018;
- 10,627 units with a value of $688,736, issued on December 16, 2016, vested on December 16, 2018;
- 79,027 units with a value of $4,893,352, issued on March 7, 2017, vested on March 7, 2018;
- 25,246 units with a value of $1,596,557, issued on May 18, 2017, vested on May 18, 2018.
- 1,265 units with a value of $79,113, issued on October 12, 2017, vested on October 12, 2018;
- 263,918 units with a value of $16,534,463, issued on December 14, 2015, vested on January 9, 2018.

(3) Represents the vesting of LTIP Units as presented below:

- 16,771 units with a value of $1,062,778, issued on March 13, 2015, vested on March 13, 2018;
- 24,477 units with a value of $1,558,940, issued on March 9, 2016, vested on March 9, 2018;
- 3,745 units with a value of $244,286, issued on April 19, 2016, vested on April 19, 2018;
- 2,763 units with a value of $179,070, issued on December 16, 2016, vested on December 16, 2018;
- 25,325 units with a value of $1,568,124, issued on March 7, 2017, vested on March 7, 2018;
- 6,564 units with a value of $415,107, issued on May 18, 2017, vested on May 18, 2018;
- 329 units with a value of $20,576, issued on October 12, 2017, vested on October 12, 2018;
- 105,567 units with a value of $6,613,773, issued on December 14, 2015, vested on January 9, 2018.

(4) Represents the vesting of LTIP Units as presented below:

- 19,614 units with a value of $1,242,939, issued on March 13, 2015, vested on March 13, 2018;
- 28,123 units with a value of $1,791,154, issued on March 9, 2016, vested on March 9, 2018;
- 3,745 units with a value of $244,286, issued on April 19, 2016, vested on April 19, 2018;
- 2,763 units with a value of $179,070, issued on December 16, 2016, vested on December 16, 2018;
- 29,091 units with a value of $1,801,315, issued on March 7, 2017, vested on March 7, 2018;
- 6,564 units with a value of $415,107, issued on May 18, 2017, vested on May 18, 2018;
- 329 units with a value of $20,576, issued on October 12, 2017, vested on October 12, 2018;
- 105,567 units with a value of $6,613,773, issued on December 14, 2015, vested on January 9, 2018.

(5) Represents the vesting of LTIP Units as presented below:

- 16,994 units with a value of $1,076,910, issued on March 13, 2015, vested on March 13, 2018;
- 24,946 units with a value of $1,588,811, issued on March 9, 2016, vested on March 9, 2018;
- 3,745 units with a value of $244,286, issued on April 19, 2016, vested on April 19, 2018;
- 2,763 units with a value of $179,070, issued on December 16, 2016, vested on December 16, 2018;
- 25,699 units with a value of $1,591,282, issued on March 7, 2017, vested on March 7, 2018;



- 6,564 units with a value of $415,107, issued on May 18, 2017, vested on May 18, 2018;
- 329 units with a value of $20,576, issued on October 12, 2017, vested on October 12, 2018;
- 105,567 units with a value of $6,613,773, issued on December 14, 2015, vested on January 9, 2018.

(6) Represents the vesting of LTIP Units as presented below:

- 16,699 units with a value of $1,058,216, issued on March 13, 2015, vested on March 13, 2018;
- 24,275 units with a value of $1,546,075, issued on March 9, 2016, vested on March 9, 2018;
- 3,745 units with a value of $244,286, issued on April 19, 2016, vested on April 19, 2018;
- 2,763 units with a value of $179,070, issued on December 16, 2016, vested on December 16, 2018;
- 25,699 units with a value of $1,591,282, issued on March 7, 2017, vested on March 7, 2018;
- 6,564 units with a value of $415,107, issued on May 18, 2017, vested on May 18, 2018;
- 329 units with a value of $20,576, issued on October 12, 2017, vested on October 12, 2018;
- 105,567 units with a value of $6,613,773, issued on December 14, 2015, vested on January 9, 2018.

(7) Represents the vesting of LTIP Units as presented below:

- 11,592 units with a value of $734,585, issued on March 13, 2015, vested on March 13, 2018;
- 24,062 units with a value of $1,532,509, issued on March 9, 2016, vested on March 9, 2018;
- 3,745 units with a value of $244,286, issued on April 19, 2016, vested on April 19, 2018;
- 2,763 units with a value of $179,070, issued on December 16, 2016, vested on December 16, 2018;
- 21,480 units with a value of $1,330,042, issued on March 7, 2017, vested on March 7, 2018;
- 6,564 units with a value of $415,107, issued on May 18, 2017, vested on May 18, 2018;
- 329 units with a value of $20,576, issued on October 12, 2017, vested on October 12, 2018;
- 105,567 units with a value of $6,613,773, issued on December 14, 2015, vested on January 9, 2018.



Nonqualified Deferred Compensation in Fiscal Year 2018*

Name (a)	Plans	Executive Contributions in Last FY ($) (b)	Aggregate Earnings In Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Hamid Moghadam	AMB NQ Plans & 2012 NQDC Plan	—	$(4,406,697)[1]	—	$64,764,701
	Notional Account NQDC Plan[2]	—	$(2,960,481)	—	$30,439,059
Thomas Olinger	AMB NQ Plans & 2012 NQDC Plan	—	$ (109,869)[1]	—	$ 1,916,184
Eugene Reilly		—	—	—	—
Edward Nekritz		—	—	—	—
Gary Anderson		—	—	—	—
Michael Curless		—	—	—	—

*   Column (c) has been omitted from this table because it is not applicable.

(1)   Represents earnings that are computed based on the specific investment options that are elected by the NEO, as described in the narrative discussion that follows these footnotes. Primarily these earnings consist of the dividends paid on the shares of our common stock deferred by the NEO and the change in the market value of those shares. These amounts are not included in the NEO's total compensation presented in the Summary Compensation Table for Fiscal Year 2018 above.

(2)   Participants in our nonqualified deferred compensation plans prior to the Merger received a lump-sum payment, triggered by the Merger, equal to the value of their account balance in June 2011. After the Merger, we established a new nonqualified deferred compensation plan that is discussed in further detail below. Under this Notional Account NQDC Plan, an initial account credit value was established for the NEO who received distributions from this plan in June 2011 as a result of the Merger. Participants in the Notional Account NQDC are credited with the excess in value, if any, of their Notional Earnings Account (representing the initial account credit value plus the cumulative earnings or losses associated with the underlying, hypothetical investments, if any) over the initial account credit value. The amount in column (f) represents the excess of the participant's notional earnings account value over the initial account credit value as of December 31, 2018. The extent to which this excess is attributable to changes in values during 2018 is reflected as earnings for 2018 in column (d). The initial account credit value is not reflected in this table because the participant does not have a right to the initial account credit value. See the narrative discussion that follows these footnotes.

Narrative Discussion to Nonqualified Deferred Compensation in Fiscal Year 2018 Table

2012 NQDC Plan

Effective 2012, we established a nonqualified deferred compensation plan (the "2012 NQDC Plan"). The 2012 NQDC Plan allows certain eligible employees and non-employee directors of the company and our participating subsidiaries to elect to defer up to 100% of their eligible compensation, such as annual salary, bonus, equity awards and directors' fees, that were earned and vested on or after January 1, 2012. The deferred compensation under the 2012 NQDC Plan is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plan to earn investment credits on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to shares of our common stock that have been deferred, the dividends earned on that stock and the change in market value of the stock during the period. The 2012 NQDC Plan offers a variety of investment choices with respect to cash contributions. Our common stock is not an investment option available with respect to deferrals of cash compensation. The NEOs did not elect to defer any of their 2018 compensation (salary, bonus or equity awards) under the 2012 NQDC Plan.



If a participant elects to defer the receipt of an equity award, the underlying common stock is held in the rabbi trust, which cannot be reinvested in any other investment option. Cash dividends earned on these shares of our common stock after deferral are credited with earnings and losses based on specific investment options, other than our common stock, that are selected by the participant. Distributions under these plans are made in a lump sum payment upon termination of employment, or service as a non-employee director, or in the event of a change in control or death of a participant. With respect to equity awards deferred by non-employee directors, participants may elect to receive distributions prior to termination of service.

We have reserved the right under the 2012 NQDC Plan to make discretionary matching contributions to participant accounts from time to time. No such discretionary contributions have been made. The participants' elective deferrals and matching contributions, if any, are fully vested at all times. We pay all of the administrative costs associated with the 2012 NQDC Plan. Generally, the compensation that is deferred is tax-deferred until it is distributed to the participant. However, amounts deferred are subject to FICA and Medicare employee and employer taxes in accordance with statutory requirements.

In December 2014, the 2012 NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event.

AMB NQ Plans

Prior to the Merger, we maintained two nonqualified deferred compensation plans: (i) the Amended and Restated AMB 2005 Nonqualified Deferred Compensation Plan (the "2005 NQ Plan") and (ii) the Amended and Restated Nonqualified Deferred Compensation Plan (the "2002 NQ Plan") (together, the "AMB NQ Plans"). The AMB NQ Plans allowed our directors and certain eligible employees to defer certain compensation, including the receipt of restricted stock awards and, in the case of the 2002 NQ Plan, gains from exercise of stock options, received under our equity compensation plans. The AMB NQ Plans provided that upon a change in control, such as the Merger in June 2011, participants would receive a lump-sum payment equal to the vested account balance. Such distributions were made in 2011.

Compensation subject to deferral elections made under the AMB NQ Plans prior to the Merger with respect to compensation earned in 2011 and beyond was not subject to the distributions under the AMB NQ Plans triggered by the Merger. Mr. Moghadam has deferred certain gains resulting from the exercise of stock options under the 2002 NQ Plan. In addition, Mr. Moghadam and Mr. Olinger have deferred shares of our common stock received upon vesting of certain equity awards under the 2005 NQ Plan.

The deferred compensation under the AMB NQ Plans is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plans to receive investment credit on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to deferred shares of our common stock, the dividends earned on the stock and the change in market value of the stock during the period. Cash dividends earned on shares of our common stock after deferral are credited earnings and losses based on specific investment options, other than our common stock, selected by the participant. Distributions under these plans are made in either a lump sum payment or installments. Participants can elect a specific distribution date in accordance with Section 409A of the Internal Revenue Code or, if no election is made, the amounts will be distributed upon termination of the participant's employment with us. Distributions are also made in the event of change in control or a participant's death or disability.

In December 2014, the 2005 NQ Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under the plan.



Notional Account NQDC Plan

The Notional Account NQDC Plan was adopted in conjunction with the Merger with the purpose of providing the opportunity for certain participants of the AMB NQ Plans to continue to receive tax deferred earnings with respect to taxes on distributions triggered by the Merger.

Each participant in the AMB NQ Plans who continued to be employed by us after the Merger or continued as a non-employee director after the Merger received an initial account credit in a notional earnings account under the Notional Account NQDC Plan. Mr. Moghadam and Mr. Olinger participate in the Notional Account NQDC Plan. The initial account credit value for a participant was equal to the deemed amount of the tax liability on the distributions they received in 2011 that were triggered by the Merger. The initial account credit value is either invested in our common stock or hypothetically invested in measurement funds selected by the participant, which do not include our common stock. Measurement funds are used for measurement purposes only and plan participants do not have rights in or to the underlying hypothetical investments.

A notional earnings account is credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments in measurement funds. Upon a distribution event under the plan, the participant is entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over the initial account credit value.

Mr. Moghadam's initial account credit value was in the amount of $25,798,616. A rabbi trust was created to hold shares of our common stock and cash in the amount of Mr. Moghadam's initial account credit balance. We issued 803,945 shares of our common stock to the rabbi trust representing Mr. Moghadam's initial account credit value. The number of shares was determined based on the price of our common stock at the time, $32.09 per share. Mr. Moghadam is entitled to direct the voting of these shares and, as such, they are reflected as beneficially owned by him in the stock ownership table presented below. Mr. Moghadam is not entitled to receive these shares upon distribution of his notional earnings account under the plan. Upon a distribution event under the plan, Mr. Moghadam is entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying common stock, if any) over the initial account credit value.

Mr. Olinger's initial account credit value was hypothetically invested in measurement funds selected by him. The initial account credit value for Mr. Olinger was $122,697.

In December 2014, the Notional Account NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under the plan.



Investment funds and returns for 2018

The participants in our nonqualified deferred compensation plans can elect measurement funds that are the same investment funds that are available to participants in our 401(k) Plan, with the exception of investments in our company stock. Our company stock is not an available investment option under the nonqualified deferred compensation plans. These investment funds are shown below with the returns earned by these investment funds in 2018:

Vanguard Treasury M/M Fund	1.80%	Metropolitan West High Yield Bond I	-0.93%
PIMCO Real Return/Institutional	-1.97%	Vanguard Interm. Term Bond Index Inst.	-0.15%
Vanguard Short-Term Bond Index Admiral	1.35%	Vanguard Balanced Index Fund (Instl)	-2.82%
Vanguard Target Retirement Income	-1.99%	Vanguard Target Retirement 2015	-2.97%
Vanguard Target Retirement 2020	-4.24%	Vanguard Target Retirement 2025	-5.15%
Vanguard Target Retirement 2030	-5.86%	Vanguard Target Retirement 2035	-6.58%
Vanguard Target Retirement 2040	-7.32%	Vanguard Target Retirement 2045	-7.90%
Vanguard Target Retirement 2050	-7.89%	Vanguard Target Retirement 2055	-7.89%
Vanguard Target Retirement 2060	-7.87%	Vanguard Target Retirement 2065	-7.94%
American Beacon Small Cap Value I	-15.59%	American Funds Growth Fund of Am.R6	-2.60%
American Funds Wash. Mutual Inv R6	-2.66%	Vanguard Growth Index Fund (Inst)	-3.33%
Vanguard Institutional Index	-4.42%	Vanguard Small Cap Growth Index (Inst)	-5.69%
Vanguard Mid-cap Index	-9.24%	Artisan International Institutional	-10.64%
Vanguard Total Intl Stock Index Admiral	-14.39%	Invesco Global Real Estate R5	-5.92%



Potential Payments Upon Termination or Change in Control

We have change in control and noncompetition agreements (the "CIC Agreements") with our NEOs. The CIC Agreements are subject to automatic one-year extensions. Some form of severance benefits (cash payments and/or acceleration of vesting of unvested equity awards) are provided to our NEOs for: (i) in the CIC Agreements; (ii) under the equity award agreements; or (iii) under the terms of POP. These benefits are available under the following scenarios: (1) death; (2) disability; (3) retirement (as defined and under certain circumstances); and (4) termination without cause or termination by employee for good reason within two years of a change in control (as defined).

In the event of a change in control, the CIC Agreements provide for severance benefits on a "double-trigger" basis with severance benefits payable only upon termination of employment (which is, generally, termination without cause or termination by employee for good reason as such term is defined in the CIC Agreements), within two years following the change in control. Under the CIC Agreements, in consideration for the rights to receive such severance payments, the NEO is subject to confidentiality obligations during employment and after termination, non-competition obligations during the term of employment and non-solicitation obligations for two years after the date of termination. A change of control, as defined in the CIC Agreements, generally occurs upon: (i) the consummation of a transaction, approved by our stockholders, to merge or consolidate the company with another entity, sell or otherwise dispose of all or substantially all of its assets or adopt a plan of liquidation; provided, however, that a change in control shall not occur if a transaction results in 50% or more of the beneficial ownership of the voting power of the company or other relevant entity being held by the same persons (although not necessarily in the same proportion) who held the voting power of the company immediately prior to the transaction (except that upon the completion of the transaction, employees or employee benefit plans of the company may be a new holder of such beneficial ownership); (ii) the beneficial ownership of securities representing 50% or more of the combined voting power of the company is acquired, other than from the company, by any person (with certain exceptions); or (iii) at any time during any period of two consecutive years, board members at the beginning of such period cease to constitute at least a majority of the Board (unless the election or the nomination for election of each new director was approved by a vote of at least two-thirds of the directors still in office at the time of such election or nomination who were directors at the beginning of such period).

Potential payments due to the NEOs under the scenarios listed above are presented in the table below based on the assumption that a termination occurred as of December 31, 2018. The acceleration of vesting of unvested equity awards benefit is estimated using the closing stock price of our common stock on December 31, 2018 of $58.72 per share. Under our company policy, each of our employees would be paid for their earned and unused vacation benefits upon termination under any termination scenario, so the value of this benefit is not included in the amounts below. Because the termination scenarios are as of December 31, 2018, the NEOs would have completed the performance year such that they would receive their annual bonus and their annual long-term equity incentive award for the 2018 performance year. Therefore, these payments are not considered to be severance benefits and such amounts are not included in the amounts presented.



Name of Executive/Type of Benefit	Death	Disability	After Change in Control: Termination without Cause or Voluntary Termination for Good Reason[1]
Hamid Moghadam			
Cash severance (salary and bonus)[2]	$ 1,500,000	—	$ 5,000,000
Health and welfare benefits[3]	—	—	$ 87,062
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6][7]	$71,276,178	$71,276,178	$71,276,178
Total Estimated Value	**$72,776,178**	**$71,276,178**	**$76,363,240**
Thomas Olinger			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 87,062
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$25,892,581	$25,892,581	$25,892,581
Total Estimated Value	**$26,242,581**	**$25,892,581**	**$28,679,643**
Eugene Reilly			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 87,062
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$27,278,256	$27,278,256	$27,278,256
Total Estimated Value	**$27,628,256**	**$27,278,256**	**$30,065,318**
Edward Nekritz			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 87,062
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$25,994,049	$25,994,049	$25,994,049
Total Estimated Value	**$26,344,049**	**$25,994,049**	**$28,781,111**
Gary Anderson			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 87,062
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$25,983,538	$25,983,538	$25,983,538
Total Estimated Value	**$26,333,538**	**$25,983,538**	**$28,770,600**
Michael Curless			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 95,348
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$25,206,790	$25,206,790	$25,206,790
Total Estimated Value	**$25,556,790**	**$25,206,790**	**$28,002,138**

(1) Cause is generally defined in the CIC Agreements as: (i) the willful and continued failure by the executive to substantially perform specified duties; (ii) the engaging in conduct that is demonstrably injurious to the company (monetarily or otherwise); or (iii) the engaging in egregious misconduct involving serious moral turpitude. Termination by employee for good reason, as generally defined in the CIC Agreements, can occur should we: (i) change the executive's duties such that they are inconsistent with the position held prior to the change in control and



results in a material diminution in the executive's authority, duties, or responsibilities; (ii) material reduction in the executive's annual base compensation after the change in control; (iii) relocate the executive's place of employment more than 50 miles from the current location or require the executive to be based anywhere other than where the executive was based prior to the change in control without the executive's written consent resulting in a material change to geographic location; or (iv) not comply with the provisions of the agreements or arrangements pertaining to the officer's compensation and benefits.

(2) Under the death and disability scenarios contained in the CIC Agreements, the NEO would receive a cash severance payment equal to his annual base salary plus the annual bonus amount that he received or was entitled to receive for the most recent annual period (target level for 2018) less amounts that would be paid to the executive from other company benefits. The starting amount under each scenario ($2,500,000 for Mr. Moghadam and $1,350,000 for each of the other NEOs) is based on the executive's annual base salary as of December 31, 2018 ($1,000,000 for Mr. Moghadam and $600,000 for each of the other NEOs) and the executive's annual bonus at target for 2018 ($1,500,000 for Mr. Moghadam and $750,000 for each of the other NEOs). Under the death scenario, each executive's severance payment has been reduced by $1,000,000, which is the approximate present value of the life insurance benefit provided by the company. The life insurance benefit provided by the company is two times base salary with a limit of $1,000,000. Under the disability scenario, the starting amount is the same as under the death scenario and each executive's severance payment has been reduced to zero based on the expected present value of future disability benefits that the executive would receive that are provided and funded by the company. The annual disability benefit provided by the company is 60% of base salary subject to a maximum of $204,000 per year. For this purpose, it is assumed that the present value of the future annual disability benefits to be received will be in excess of the payments required under the CIC Agreements. Under the change in control scenario, the NEO would receive cash severance equal to two times his annual base salary and two times his annual bonus (at target) for the current year.

(3) In the change in control scenario contained in the CIC Agreements, the NEO would receive a cash payment equal to the cost of continuation of health insurance coverage in place at the date of termination for 24 months. Additionally, the CIC Agreements provide for the payment of an amount equal to two times the company's matching contribution under the 401(k) Plan ($16,800) and for outplacement services for one year with an estimated value of $25,000.

(4) The CIC Agreements provide for the reduction of any payments to which the NEO is entitled after a change in control should such payments constitute a "parachute payment" (as defined in Section 280G of the Internal Revenue Code). Such payments shall be either (a) reduced (but not below zero) so that the aggregate present value of the payment shall be $1.00 less than three times the officer's "base amount" (also as defined in Section 280G of the Internal Revenue Code) so that no portion of the payment will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or (b) paid in full, whichever produces the better net after-tax result for the NEO (taking into account any applicable excise tax under Section 4999 and any applicable income taxes). Under the scenarios for 2018, none of the NEOs would receive a better net after-tax result with a reduction.

(5) The estimates for each scenario reflect the value that would be realized as of December 31, 2018 as a result of accelerated vesting of earned but unvested stock awards, LTIP Units and POP LTIP Units. Values are included to the extent that vesting would be accelerated under the applicable scenario under the terms of the applicable agreements. All stock options held by the NEOs are vested so no additional value is realized under any scenario related to stock options. For each scenario, the value attributable to stock awards is computed based on the closing price of our common stock on December 31, 2018 ($58.72).

Under the death and disability scenarios, awards under POP would not be paid until the end of the applicable performance period and the actual awards paid would be based on performance for the entire performance period. Under these scenarios, the value of the POP Allocation to each NEO (and the POP LTIP Units exchanged for such POP Allocations) for the 2017-2019 performance period and 2018-2020 performance period is computed as of December 31, 2018 using estimated compensation pools based on actual performance for the performance period through December 31, 2018. As of December 31, 2018, the estimated value of the aggregate compensation pool for these performance periods is $142.1 million for the 2017-2019 performance period and zero for the 2018-2020 performance period. We have included values based on these estimated amounts assuming that applicable performance hurdles will be met at the applicable measurement dates.

As of December 31, 2018, the value of the aggregate compensation pool for the 2016-2018 performance period is $115.0 million. Awards for the 2016-2018 performance period were determined by the Compensation Committee on January 9, 2019. The portion of that award that vested immediately in January 2019 is excluded from the death, disability, and change in control calculations (as the participant would have been paid this portion regardless of death, disability or a change in control). The portion of the award that is subject to seven year cliff vesting or performance hurdles (which have not yet been met) are included in the death, disability and change in control calculations, assuming that such performance hurdles are met.

Under the change in control scenario, the Compensation Committee would determine the size of the compensation pool and pay awards according to the applicable POP agreements. Under this scenario, the value of the POP Allocations allocated to each NEO (and the POP LTIP Units exchanged for such POP Allocations) for the 2017-2019 and 2018-2020 performance periods is computed consistently with the value applicable to the death and disability scenarios (assuming that, upon a change in control, the Compensation Committee awards the full estimated value of the compensation pools (assuming all applicable performance hurdles are met) as of December 31, 2018). As we are including amounts that are contingent upon future performance, there is no assurance that these estimates will be realized.

(6) Any applicable retirement benefit with respect to equity compensation has been waived by our NEOs. Therefore, no acceleration benefit is reported for a retirement scenario except as stated below with respect to Mr. Moghadam.

(7) Mr. Moghadam had 221,319 shares for which retirement eligibility had not been waived. Therefore, the vesting of these shares would accelerate under the retirement scenario on December 31, 2018. The value attributable to these shares is $12,995,852 based on the closing price of our common stock on December 31, 2018 ($58.72).



CEO Pay Ratio

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans and other benefits. As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO, Mr. Moghadam:

For 2018, our last completed fiscal year:

- the annual total compensation of the employee identified at the median of our company as of December 31, 2018 (other than the CEO) was $115,368; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $28,201,400.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 244 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

- To identify the median employee, we calculated compensation of our employees using their 2018 annual base salaries, bonuses for the 2018 performance year (including any bonus exchange premium received), annual LTI equity awards paid in 2018, value of POP Allocations for the 2018-2020 performance period, PPP awards paid in 2018 and company contributions to applicable retirement plans.

- We identified our median compensated employee as of December 31, 2018 and as of that date, our employee population consisted of 1,617 individuals. The total number of U.S. and non-U.S. employees were 878 and 739, respectively.

- We did not exclude any employees from our employee population. We excluded a limited number of temporary agency employees, whose compensation is determined by the agency and who are not considered our employees for purposes of the pay ratio calculation.

- We annualized the base pay and cash incentive bonus for 2018 new hires.

- Foreign salaries were converted to U.S. dollars at the December 31, 2018 exchange rate.

- No cost of living adjustments were utilized in the compensation calculation.

- Once the median employee was identified, we calculated the total compensation for our median employee using the same methodology we used to calculate Mr. Moghadam's total compensation in the Summary Compensation Table for the Fiscal Year 2018.



Advisory Vote to Approve the Company's Executive Compensation for 2018 (Proposal 2)

The Dodd-Frank Act allows our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with SEC rules.

The compensation of our NEOs is discussed above under "Executive Compensation." Our executive compensation programs are designed to attract, motivate and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term and strategic goals and the realization of increased stockholder value. Please read CD&A for additional details about our executive compensation programs, including information about the compensation of our NEOs for 2018.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation that is described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the company's stockholders approve, on an advisory basis, the company's 2018 executive compensation, as discussed and disclosed in the company's proxy statement for the 2019 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narratives."

You may vote for, vote against or abstain from voting to approve the above resolution on the company's executive compensation for 2018. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock having voting power present in person or by proxy at the annual meeting. Abstentions and broker non-votes are considered voting power present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

As an advisory vote, this proposal is not binding on the company. However, the Compensation Committee values the opinions of our stockholders and reviews and considers the voting results when making executive compensation decisions. The company currently intends to hold an advisory vote on its executive compensation on an annual basis.

> **The Board unanimously recommends that the stockholders vote, on an advisory basis, "FOR" the approval of our 2018 executive compensation, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**



Director Compensation



Director Compensation

Non-employee directors are compensated with a mix of cash and equity-based compensation, with a higher percentage of the overall mix in equity-based compensation. An employee who also serves as a member of the Board, such as Mr. Moghadam, does not receive additional compensation for service on the Board.

In May 2018, FW Cook conducted a competitive review of our non-employee director compensation to ensure that our compensation levels are competitive and the structure of the program is consistent with corporate governance best practices. The Compensation Committee has targeted our non-employee director compensation at the 75th percentile of the S&P 500, but not to exceed the 90th percentile of a comparison group of 10 large-cap REITs. These REITs are the same companies that are in the comparison group that is used to evaluate executive compensation and are listed above under "Compensation Discussion and Analysis." The targeted percentiles are reflective of our overall size, scope and breadth of our business, which approximates the 75th percentile of the S&P 500 and exceeds that of most of the companies in the comparison group.

FW Cook's review found that (i) our non-employee director compensation is near the 75th percentile of the comparison group and near the median of the S&P 500, assuming a 5% increase from 2017 compensation levels for the comparison group and the S&P 500 and (ii) the mix between the cash and equity components of our non-employee director compensation (40% in cash and 60% in equity) was consistent with median competitive practice of both the comparison group and the S&P 500.

FW Cook's analysis supported an increase in director compensation to target compensation closer to the 75th percentile of the S&P 500 (not to exceed the 90th percentile of the comparison group). As a result, the Compensation Committee recommended an increase of $10,000 to the director annual cash retainer and $25,000 to the director annual equity grant, which maintains the mix of 40% in cash and 60% in equity consistent with median competitive practice. The recommendations were approved by the full Board.

Compensation applicable to service on the Board by our non-employee directors for 2018 (starting in July 2018) was as follows:

- **Annual cash retainer:** $120,000

- **Annual equity awards:** Valued on the grant date at $190,000
    - In the form of deferred share units ("DSUs"), each convertible into one share of our common stock, that will vest upon the earlier of one year from the grant date or the date of the next annual meeting. After vesting, receipt of the underlying common stock is deferred until at least three years from the grant date. The DSUs earn dividend equivalent units ("DEUs") while they are outstanding.

- **Lead independent director retainer:** $50,000

- **Annual retainer for serving as chair of a committee:**
    - Audit: $30,000
    - Compensation: $25,000
    - Governance: $20,000
    - Executive: None

- **Excess meeting fee:** Meeting fee of $1,500 for each meeting attended in excess of a combined 20 Board and committee meetings per year.

The equity component of the compensation paid to our directors is awarded under the terms of the 2012 LTIP. See the narrative discussion that follows the Grants of Plan-Based Awards for Fiscal Year 2018 table above under "Executive Compensation." In addition, we reimburse our directors for reasonable travel costs incurred to attend the meetings of the Board and its committees.



Nonqualified Deferred Compensation Plans for Directors

2012 NQDC Plan and AMB NQ Plans

Messrs. Fotiades, Losh and Webb elected to defer receipt of their annual retainers and other fees earned, as applicable, in 2018. The compensation earned by these directors has been converted into phantom shares in a hypothetical fee deferral account, under the terms of the 2012 NQDC Plan. The footnotes to the Director Compensation for Fiscal Year 2018 table below contain information on the amount of deferrals applicable to these directors.

In 2012, Mr. Fotiades deferred his annual cash retainer into a cash account under the 2012 NQDC Plan. As of December 31, 2018, Mr. Fotiades' balance in the cash account under the 2012 NQDC Plan was $168,940, including losses in 2018 of $9,705.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2018 table above under "Executive Compensation."

Notional Account NQDC Plan

Under the Notional Account NQDC Plan, Mr. Losh and Ms. Kennard received an initial account credit value in a notional earnings account equal to the amount of the deemed tax liability on the distributions they received in 2011 triggered by the Merger. The initial account credit value is hypothetically invested in measurement funds selected by the participant, which do not include our company stock. Measurement funds are used for measurement purposes only and plan participants do not have rights in or to the underlying hypothetical investments. Notional earnings accounts are credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments. Upon their retirement from the Board, Mr. Losh and Ms. Kennard are entitled to the excess, if any, of the value in their notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over their initial account credit value.

The initial account credit values for Mr. Losh and Ms. Kennard were $469,558 and $98,047, respectively. As of December 31, 2018, the value of the notional earnings account exceeded the initial account credit value for Mr. Losh by $453,433, including a decrease attributable to 2018 of $43,168, and for Ms. Kennard by $25,081, including a decrease attributable to 2018 of $7,992.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2018 table above under "Executive Compensation."

ProLogis Deferred Fee Plan for Trustees

This plan, which was assumed by us in the Merger, allowed members of the Trust's board to receive their fees currently or elect to defer the receipt of their fees until after their board service ended. Deferrals were in the form of cash or Trust common shares. For those choosing shares, fees earned were credited to hypothetical fee deferral accounts based on the closing price of the common shares as of the date of the deferral. Under the Merger agreement, the Trust common shares in the deferral account were converted to our common stock using the Merger exchange ratio. Each share in the hypothetical account represents one share of our common stock and earns dividends under the same terms as dividends paid on our common stock. Upon retirement from the Board, the participant will be issued the shares of common stock included in their hypothetical fee deferral account pursuant to specific deferral elections, which generally delay payment until the next fiscal year after service on the Board ends. No additional deferrals could be made under this plan after December 31, 2011.



Mr. Fotiades participated in this plan at the time of the Merger. As of December 31, 2018, including amounts earned as dividends, Mr. Fotiades had a balance of 23,895 shares in his hypothetical fee deferral account.

Mr. Lyons and Mr. Zollars have hypothetical fee deferral accounts associated with prior service on the Trust's board but were not participants in this plan at the time of the Merger. Mr. Lyons' balance (255 shares as of December 31, 2018) is being distributed to him in five annual installments that began in 2015. Mr. Zollars' balance (1,552 shares as of December 31, 2018) is being distributed to him in ten annual installments through 2020.

Director Compensation for Fiscal Year 2018*

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards ($) (c)	All Other Compensation ($) (g)	Total[1] ($) (h)
Cristina Bita	$ 78,190	$189,977[3]	—[5]	$268,167
George Fotiades	$140,000[2]	$189,977[3]	$12,500[5]	$342,477
Philip Hawkins	$ 42,923	—	$12,500[5]	$ 55,423
Lydia Kennard	$115,000	$189,977[3][4]	$12,500[5]	$317,477
J. Michael Losh	$145,000[2]	$189,977[3]	$12,500[5]	$347,477
Irving Lyons III	$165,000	$189,977[3]	$12,500[5]	$367,477
David O'Connor	$115,000	$189,977[3]	$12,500[5]	$317,477
Olivier Piani	$115,000	$189,977[3]	—[5]	$304,977
Jeffrey Skelton	$135,000	$189,977[3][4]	$12,500[5]	$337,477
Carl Webb	$115,000[2]	$189,977[3]	$12,500[5]	$317,477
William Zollars	$115,000	$189,977[3]	$12,500[5]	$317,477

*   Columns (d), (e) and (f) have been omitted from this table because they are not applicable.

(1)   The compensation structure for the Board is described in the narrative discussion that precedes this table. Mr. Moghadam is an employee of the company and does not receive additional compensation associated with his service on the Board.

(2)   Directors may elect to defer their compensation under the 2012 NQDC Plan. Under this plan, the cash compensation is converted into phantom shares that are held in a hypothetical fee deferral account under the terms of the 2012 NQDC Plan. As of December 31, 2018, the balance in the hypothetical fee deferral accounts under the 2012 NQDC Plan (which also includes deferrals prior to 2018) and the years in which the deferral was elected were as follows:

- ■ Mr. Fotiades (2013 to 2016):   12,615 shares (including 374 DEUs earned in 2018)
- ■ Mr. Losh (2012 to 2018):   21,746 shares (including 601 DEUs earned in 2018)
- ■ Mr. Webb: (2013 to 2018):   13,878 shares (including 377 DEUs earned in 2018)

Based on their individual elections, each of the directors' phantom shares will be distributed to them upon termination of service on the Board. See the discussion above and also the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2018 table above under "Executive Compensation."

(3)   Represents the grant date fair value of 2,934 DSUs awarded to each of our non-employee directors who were elected at our annual meeting on May 2, 2018. The value of the DSUs is based on the closing price of our common stock on the date of grant which was $64.75 per share. The DSUs vest on the earlier of the date of our next annual meeting or the one-year anniversary of the grant date. These awards are expected to vest on May 1, 2019, the date of our 2019 annual meeting. Receipt of the vested DSUs is deferred until three years from the grant date. Messrs. Fotiades, Losh, Lyons and O'Connor have elected to further defer the receipt of the DSUs granted in 2018 until their service on the Board ends. While they are outstanding, DSUs earn DEUs, which are vested and paid to the director under the same terms as the underlying DSU award.

We awarded DSUs under similar terms to our directors in 2015, which were distributed (3,651 shares) in April 2018 to all directors other than Messrs. Fotiades, Losh and Lyons, each of whom had previously elected to defer receipt under our 2012 NQDC Plan, and Messrs. Hawkins and Piani and Ms. Bita who were not members of the Board in 2015. Awards granted in 2016 and 2017 are now fully vested and are scheduled to be distributed in May 2019 and May 2020, respectively, unless a specific deferral election has been made by the director.

Prior to the Merger, we granted restricted stock to our directors, and the Trust granted DSUs to members of its board. The restricted stock had a one-year vesting period and directors could elect to defer the awards after vesting under the AMB NQ Plans discussed above. The DSUs granted by the Trust were immediately vested but were required to be deferred until after the director's service ended. The DSUs held by



those trustees who joined our Board after the Merger were assumed by us under the Merger agreement, were converted based on the Merger exchange ratio, and continue to be deferred. These DSUs earn DEUs while they are outstanding.

DSUs and associated accrued DEUs outstanding as of December 31, 2018 were as follows and are vested unless otherwise noted (including DSUs and accrued DEUs granted by the Trust prior to the Merger):

- Ms. Bita: 3,001 shares (3,001 shares unvested)
  3,001 shares to be distributed in May 2021

- Mr. Fotiades: 45,495 shares (3,001 shares unvested)
  Receipt of all shares deferred until service on the Board ends

- Ms. Kennard: 10,138 shares (3,001 shares unvested)
  3,911 shares to be distributed in May 2019; 3,226 shares to be distributed in May 2020; 3,001 shares to be distributed in May 2021

- Mr. Losh: 26,343 shares (3,001 shares unvested)
  Receipt of all shares deferred until service on the Board ends

- Mr. Lyons: 23,091 shares (3,001 shares unvested)
  2,973 shares were distributed in January 2019 per specific deferral election; receipt of remaining shares deferred until service on the Board ends

- Mr. O'Connor: 10,138 shares (3,001 shares unvested)
  Receipt of all shares deferred until service on the Board ends

- Mr. Piani: 6,227 shares (3,001 shares unvested)
  3,226 shares to be distributed in May 2020; 3,001 shares to be distributed in May 2021

- Mr. Skelton: 10,138 shares (3,001 shares unvested)
  3,911 shares to be distributed in May 2019; 3,226 shares to be distributed in May 2020; 3,001 shares to be distributed in May 2021

- Mr. Webb: 10,138 shares (3,001 shares unvested)
  3,911 shares to be distributed in May 2019; 3,226 shares to be distributed in May 2020; 3,001 shares to be distributed in May 2021

- Mr. Zollars: 10,138 shares (3,001 shares unvested)
  3,911 shares to be distributed in May 2019; 3,226 shares to be distributed in May 2020; 3,001 shares to be distributed in May 2021

(4) In the past, stock options were granted to non-employee directors as part of their equity compensation (including stock options granted to those directors who previously served on the Trust's board, which were assumed by us under the Merger agreement and converted based on the Merger exchange ratio). All stock options held by our current directors are fully vested and exercisable and were as follows as of December 31, 2018:

- Ms. Kennard: 21,142 options with exercise prices ranging from $17.71 to $26.58 and expiration dates ranging from May 7, 2019 to May 6, 2020.

- Mr. Skelton: 21,142 options with exercise prices ranging from $17.71 to $26.58 and expiration dates ranging from May 7, 2019 to May 6, 2020.

(5) The Prologis Foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations to match qualifying contributions made by the director. The annual maximum amount of matching contributions in one year applicable to our directors is $12,500. Matching contributions in a particular year that are not used may be carried over to the subsequent year.



Security Ownership

The number of shares of our common stock beneficially owned, as of the date indicated in the footnotes below, by each person known to us to be the beneficial owner of five percent or more, in the aggregate, of our outstanding common stock as of the date indicated in the footnotes below is as follows:

Name and Address[1]	Number of Shares Beneficially Owned	% of Outstanding Shares of Common Stock
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	80,962,195	12.86%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10022	66,637,462	10.60%
State Street Corporation[4] State Street Financial Center One Lincoln Street Boston, MA 02111	35,199,651	5.60%

(1) Entities included have filed a Schedule 13G representing that the shares of common stock they are reporting were acquired and are held in the ordinary course of business, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Prologis and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

(2) Information regarding beneficial ownership of our common stock by The Vanguard Group, Inc. ("Vanguard"), Vanguard Fiduciary Trust Company ("VFTC"), a wholly owned subsidiary of Vanguard, and Vanguard Investments Australia, Ltd. ("VIA"), a wholly owned subsidiary of Vanguard, is included herein based on a Schedule 13G/A filed with the SEC on February 12, 2019, relating to such common shares beneficially owned as of December 31, 2018. Such report provides that Vanguard: (i) is the beneficial owner of all such common shares (533,791 and 1,745,560 of such common shares are beneficially owned as a result of its ownership of VFTC and VIA, respectively); (ii) has sole voting power with respect to 1,286,405 of such common shares; (iii) has shared voting power with respect to 818,582 of such common shares; (iv) has sole dispositive power with respect to 79,435,458 of such common shares; and (v) has shared dispositive power with respect to 1,526,737 of such common shares. The number of shares reported as beneficially owned by Vanguard in Vanguard's Schedule 13G/A includes 29,998,446 common shares, representing 4.76% of our outstanding common stock, that Vanguard Specialized Funds — Vanguard REIT Index Fund ("Vanguard REIT Fund") separately reported as beneficially owned in a Schedule 13G/A filed with the SEC on January 31, 2019. According to Vanguard REIT Fund's Schedule 13G/A, Vanguard REIT Fund has sole voting power with respect to all such common shares and no dispositive power with respect to any such common shares.

(3) Information regarding beneficial ownership of our common stock by entities related to BlackRock, Inc. is included herein based on a Schedule 13G/A filed with the SEC on January 31, 2019, relating to such common shares beneficially owned as of December 31, 2018. Such report provides that BlackRock Inc.: (i) is the beneficial owner of all such common shares and has sole dispositive power with respect to all such common shares and (ii) has sole voting power with respect to 58,929,482 of such common shares.

(4) Information regarding beneficial ownership of our common stock by entities related to State Street Corporation is included herein based on a Schedule 13G filed with the SEC on February 14, 2019, relating to such common shares beneficially owned as of December 31, 2018. Such report provides that State Street Corporation is the beneficial owner of all such common shares and has shared dispositive with respect to all such common shares and shared voting power over 31,646,589.



The following table shows the number of shares of our common stock beneficially owned, as of March 6, 2019, by:
(i) our CEO; (ii) our chief financial officer; (iii) our other NEOs currently employed by us; (iv) each of our directors; and
(v) our directors and all of our executive officers as a group.

	Shares Beneficially Owned				
Name[1]	Number of Shares of Common Stock as of March 6, 2019[2]	Number of Shares of Common Stock That May Be Acquired by May 5, 2019[3][4][5][6][7]	Total Beneficial Ownership**	% of Outstanding Shares of Common Stock[8]	% of Outstanding Shares of Common Stock and Units[9]
NEOs:					
Hamid Moghadam[10]	3,527,223	1,061,102	4,588,325	0.73%	0.71%
Thomas Olinger[11]	43,602	388,024	431,626	*	*
Eugene Reilly[12]	20,496	509,732	530,228	*	*
Edward Nekritz	69,557	472,577	542,134	*	*
Gary Anderson	1,789	225,513	227,302	*	*
Michael Curless	—	225,901	225,901	*	*
Directors:					
Cristina Bita	—	—	—		
George Fotiades	24,049	—	24,049	*	*
Philip Hawkins	44,511	—	44,511		
Lydia Kennard	32,323	10,673	42,996	*	*
J. Michael Losh[13]	25,339	—	25,339	*	*
Irving Lyons III[14]	91,816	—	91,816	*	*
David O'Connor	19,035	—	19,035	*	*
Olivier Piani	—	—	—		
Jeffrey Skelton	44,090	10,673	54,763	*	*
Carl Webb	71,255	3,911	75,166	*	*
William Zollars	9,045	3,911	12,956	*	*
All directors and executive officers as a group (17 total)	4,024,130	2,912,017	6,936,147	1.10%	1.07%

* Represents less than 0.1% of the outstanding shares of common stock and limited partnership units, as applicable.

** This column does not include LTIP Units held by NEOs that will not meet the waiting period and other applicable conditions for conversion and redemption by May 5, 2019. Our NEOs have elected to take most, if not all, their equity awards in the form of LTIP Units since 2014. This column also does not include deferred stock units held by our directors that are deferred per their terms or by election until after May 5, 2019.

(1) The principal address of each person is: c/o Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

(2) This column includes shares of our common stock beneficially owned as of the date indicated. Includes vested shares of our common stock owned through our 401(k) Plan and our nonqualified deferred compensation plans, as applicable. Unless indicated otherwise, all interests are owned directly and the indicated person has sole voting and dispositive power. For discussion of our nonqualified deferred compensation plans, see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2018 table above under "Executive Compensation."

(3) This column includes shares of our common stock that may be acquired within 60 days of March 6, 2019 through (i) the exercise of vested, non-voting options to purchase our common stock, (ii) scheduled vesting or payment of restricted stock, restricted stock units, or DSUs and associated accrued DEUs and (iii) the exchange of limited partnership units beneficially owned directly or indirectly. Unvested and unearned awards granted under our employee stock plans that do not vest, or are not earned, by May 5, 2019 or vested awards that do not have a scheduled payment date by May 5, 2019, are not included. Vested LTIP Units earned under our employee stock plans that have not been held for the minimum holding period and cannot be converted to common partnership units by May 5, 2019, are not included. Unless indicated otherwise, all interests are owned directly and the indicated person will have sole voting and dispositive power upon receipt.



(4) This column does not include shares of phantom stock held in hypothetical fee deferral accounts under the terms of our nonqualified deferred compensation plans, all of which are non-voting. Phantom share balances as of March 6, 2019 were as follows:

- Mr. Fotiades: 12,615 shares
- Mr. Losh: 21,746 shares
- Mr. Webb: 13,878 shares

Generally, the director has deferred receipt of the underlying common stock until his service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2018."

(5) This column does not include shares of phantom stock held in hypothetical fee deferral accounts by directors who were formerly members of the Trust's board, all of which are non-voting. Balances as of March 6, 2019 were as follows:

- Mr. Fotiades: 23,895 shares
- Mr. Zollars: 776 shares

Mr. Zollars' phantom stock is currently being distributed ratably over a 10-year period that began in January 2011 and will end in January 2020. Mr. Fotiades' phantom stock will be distributed to him in January of the year following his termination from the Board. See "Director Compensation—Director Compensation for Fiscal Year 2018."

(6) This column does not include vested DSUs and associated accrued DEUs, all of which are non-voting, which were earned by directors who were formerly members of the Trust's board. Balances as of March 6, 2019 were as follows:

- Mr. Fotiades: 19,152 shares
- Mr. Lyons: 8,826 shares

Generally, these awards are payable to the director when his or her service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2018."

(7) This column does not include vested DSUs and associated accrued DEUs, all of which are non-voting, receipt of which has been deferred to a date later than May 5, 2019, pursuant to a specific deferral election. See "Director Compensation—Director Compensation for Fiscal Year 2018." Balances as of March 6, 2019 were as follows:

- Mr. Fotiades: 23,342 shares
- Ms. Kennard: 3,226 shares
- Mr. Losh: 23,342 shares
- Mr. Lyons: 11,264 shares
- Mr. O'Connor: 7,137 shares
- Mr. Piani: 3,226 shares
- Mr. Skelton: 3,226 shares
- Mr. Webb: 3,226 shares
- Mr. Zollars: 3,226 shares

(8) The percentage of shares of common stock beneficially owned by a person assumes that all the limited partnership units held by the person that can be exchanged as of May 5, 2019 are exchanged for shares of our common stock, that none of the limited partnership units held by any other persons are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 5, 2019 held by the person are exercised in full, and that no options for the purchase of shares of our common stock held by any other persons are exercised. The percentage of shares of common stock beneficially owned by all directors and executive officers as a group assumes that all the limited partnership units held by the group that can be exchanged as of May 5, 2019 are exchanged for shares of our common stock, that none of the limited partnership units held by any person outside of the group are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 5, 2019, held by the group are exercised in full, and that no options for the purchase of shares of our common stock held by any other persons outside of the group are exercised.

(9) The percentage of shares of common stock and units beneficially owned by a person assumes that all of the limited partnership units held by the person that can be exchanged as of May 5, 2019 are exchanged for shares of our common stock, that all of the limited partnership units held by other persons that can be exchanged as of May 5, 2019 are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 5, 2019 held by the person are exercised in full, and that no options for the purchase of shares of our common stock held by other persons are exercised. The percentage of shares of common stock and units beneficially owned by all directors and executive officers as a group assumes that all of the limited partnership units held by the group that can be exchanged as of May 5, 2019 are exchanged for shares of our common stock, that all of the limited partnership units held by other persons outside of the group that can be exchanged as of May 5, 2019 are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 5, 2019, held by the group are exercised in full, and that no options for the purchase of shares of our common stock held by other persons outside of the group are exercised.

(10) Includes 131,775 shares that are indirectly held through a trust of which Mr. Moghadam is the trustee, 982,414 shares are held through a rabbi trust pursuant to the AMB NQ Plans and the 2012 NQDC Plan, for which the trustee holds all voting power, 803,945 shares are indirectly held through the Notional Account NQDC Plan for which Mr. Moghadam has voting power. In addition, Mr. Moghadam shares voting and dispositive power with his spouse with respect to 1,609,089 of such shares.

(11) Includes 14,432 shares directly owned and 29,170 shares held through a rabbi trust pursuant to the AMB NQ Plans and the 2012 NQDC Plan, for which the trustee holds all voting power.

(12) Includes 17,685 shares directly owned and 2,811 shares held through a trust for which Mr. Reilly's spouse is the trustee.

(13) Includes 21,339 shares directly owned and 4,000 shares indirectly owned through accounts of Mr. Losh's children.

(14) Includes 90,816 shares that are held through a family trust of which Mr. Lyons and his spouse are trustees and 1,000 shares held in trust for the benefit of Mr. Lyons' daughter for which Mr. Lyons is the trustee.



Equity Compensation Plans

We currently grant equity awards only under the 2012 LTIP. However, we do have awards outstanding that were granted under the AMB Plans and the Trust Plans. All future equity awards will be granted from the 2012 LTIP. The available shares of common stock reserved for issuance under the AMB Plans and the Trust Plans as of May 3, 2012, the date our stockholders approved the 2012 LTIP, were added to the share reserve of the 2012 LTIP. All outstanding awards under the AMB Plans and the Trust Plans will remain outstanding until they vest, expire, or are forfeited by the participant. The 2012 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan approval. Information about our equity compensation plans as of December 31, 2018 is as follows:

Plan Category (a)	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (b)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (c)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (b)) (d)
Equity compensation plans approved by security holders[1][2]	9,803,105	$27.17	6,105,422
Equity compensation plans not approved by security holders	—	—	—

(1) The amount in column (b) includes 332,336 shares of common stock that can be issued upon the exercise of outstanding stock options (all of which are vested), 1,429,219 outstanding RSUs, DSUs, DEUs and phantom shares (of which 170,550 are vested), and 8,041,550 LTIP Units (of which 3,292,585 are vested).

(2) The weighted average exercise price in column (c) relates to 332,336 outstanding stock options reflected in column (b), which have a weighted average term to expiration of 1.5 years. Of the amount in column (b), 9,470,769 will be issued for no consideration.



Audit Matters



Audit Committee Report

The purpose of the Audit Committee is to be an informed, vigilant and effective overseer of our financial accounting and reporting processes consistent with risk mitigation appropriate in the circumstances. The committee is directly responsible for the appointment, compensation and oversight of our independent registered public accounting firm. The committee is comprised of the five directors named below. Each member of the committee is independent as defined by SEC and NYSE rules. In addition, the Board has determined that each member of the Audit Committee is an audit committee financial expert and is financially literate in accordance with applicable NYSE and SEC rules. Management is responsible for the company's internal controls and the financial reporting process. The company's independent registered public accounting firm is responsible for performing an independent audit of the company's consolidated financial statements and the effectiveness of the company's internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and issuing reports thereon. The Audit Committee is responsible for overseeing the conduct of these activities. The committee's function is more fully described in its charter which has been approved by the Board. The charter can be viewed, together with any future changes, on our website at http://ir.prologis.com/governance.

We have reviewed and discussed the company's audited financial statements for the fiscal year ended December 31, 2018 and unaudited financial statements for the quarterly periods ended March 31, June 30 and September 30, 2018 with management and KPMG LLP, the company's independent registered public accounting firm. We also reviewed and discussed management's assessment of the effectiveness of the company's internal controls over financial reporting. The committee has discussed with KPMG LLP the matters that are required to be discussed by Auditing Standard No. 1301, Communication With Audit Committees, issued by the PCAOB. KPMG LLP has provided to the company the written disclosures and the letter required by applicable PCAOB requirements regarding their communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG LLP its independence. The committee also concluded that KPMG LLP's performance of non-audit services to us and our affiliates, as pre-approved by the committee and described in the next section, does not impair KPMG LLP's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for 2018. The foregoing report is provided by the following independent directors, who constitute the committee.

Audit Committee:

J. Michael Losh (Chair)
Cristina G. Bita
Philip L. Hawkins
Olivier Piani
Carl B. Webb

Independent Registered Public Accounting Firm

The Audit Committee engaged KPMG LLP as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017. KPMG LLP was also retained to provide certain audit-related and tax services in 2018 and 2017.

In the course of the provision of services on our behalf, we recognize the importance of our independent registered public accounting firm's ability to maintain objectivity and independence in its audit of our financial statements and the importance of minimizing any relationships that could appear to impair that objectivity. To that end, the Audit Committee has adopted policies and procedures governing the pre-approval of audit and non-audit work performed by our independent registered public accounting firm. The independent registered public accounting firm is



authorized to perform specified pre-approved services up to certain annual amounts and up to specified amounts for specific services. Such limits vary by the type of service provided. Individual engagements anticipated to exceed pre-established thresholds must be separately approved. All of the fees reflected below for 2018 and 2017 were either specifically pre-approved by the Audit Committee or pre-approved pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy. These policies and procedures also detail certain services which the independent registered public accounting firm is prohibited from providing to us.

The following table represents fees for professional audit services rendered for the audit of our consolidated financial statements for the years ended December 31, 2018 and 2017 and fees billed for other services rendered in each year.

Types of Fees	2018	2017
Audit fees[1]	$4,921,937	$4,365,612
Audit-related fees[2]	$ 65,000	$ 7,500
Tax fees[3]	$ 380,180	$ 383,669
All other fees[4]	—	—
Totals	**$5,367,117**	**$4,756,781**

(1)   Audit fees consists of fees for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, including all services required to comply with the standards of the PCAOB, and fees associated with performing the integrated audit of internal controls over financial reporting (Sarbanes-Oxley Section 404 work). Additionally, amounts include fees for services associated with comfort letters, statutory audits and reviews of documents filed with the SEC.

(2)   Audit-related fees consist of fees for assurance and related services associated with the issuance of attestation reports.

(3)   Tax fees are primarily fees for tax compliance, tax return preparation and pre-approved tax consultations.

(4)   No other fees were billed for 2018 or 2017.



Ratification of the Appointment of the Independent Registered Public Accounting Firm (Proposal 3)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm retained to audit our financial statements. The Audit Committee has appointed KPMG LLP as our independent registered public accounting firm for the year 2019. KPMG LLP has been our external auditors since 2002. The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of KPMG LLP. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. In conjunction with the mandated rotation of KPMG LLP's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of KPMG LLP's new lead engagement partner. The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent registered public accounting firm is in the best interest of the company and our stockholders.

We are asking our stockholders to ratify the selection of KPMG LLP as our independent registered public accounting firm for the year 2019. In the event our stockholders do not approve the appointment, the appointment will be reconsidered by the Audit Committee.

KPMG LLP representatives are expected to attend the 2019 annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

You may vote for, vote against, or abstain from voting on ratifying the appointment of KPMG LLP as our independent registered public accounting firm for the year 2019. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock having voting power present in person or by proxy at the annual meeting. Abstentions and broker non-votes are considered voting power present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

> **The Board unanimously recommends that the stockholders vote FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year 2019.**



Additional Information



Proxy Materials and Voting Information

Proxy and Annual Meeting FAQ

Proxy materials

We are required under SEC regulations to provide you with a proxy statement when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is a legal designation of another person to vote the stock you own, which person is also referred to as your "proxy." This designation may be done in a written document that is called a "proxy" or "proxy card."

The proxy materials consist of our 2019 Proxy Statement and our 2018 Annual Report to Stockholders, which includes our 2018 Annual Report on Form 10-K.

Your vote is very important. For this reason, our Board is requesting that you permit your common stock to be represented and voted at the annual meeting by the proxies named on the proxy card.

Notice of Internet Availability

We have implemented the Notice and Access Rule enacted by the SEC for distribution of materials for our annual meeting. Accordingly, we are sending a Notice of Internet Availability to many of our stockholders of record and our beneficial owners. All stockholders will be able to access the proxy materials. We believe that the electronic availability of materials is an appropriate proxy communication solution that will allow us to provide our stockholders with the materials they need, while lowering the cost of delivery and reducing the environmental impact of our annual meetings. Stockholders may request to receive printed copies of the proxy materials.

Distribution of proxy materials

On or about March 22, 2019, the Notice of Annual Meeting and Internet Availability of Proxy Materials ("Notice of Internet Availability") will be distributed to many of our stockholders, either in printed form by mail or electronically by email, in lieu of mailing the printed proxy materials. The Notice of Internet Availability instructs stockholders as to how they may: (i) access and review all of the proxy materials through the Internet; (ii) submit their proxy; and (iii) receive printed proxy materials. Also on or about March 22, 2019, printed proxy materials, including our 2019 Proxy Statement and our Annual Report on Form 10-K for 2018, will be mailed to all other stockholders, as requested or required. On the mailing date, all stockholders and beneficial owners will have the ability to access all of the proxy materials on the Internet at www.proxyvote.com or http://ir.prologis.com/annuals.cfm.

Stockholders may request to receive proxy materials electronically by email on an ongoing basis by selecting the link "Consent for Electronic Delivery" at http://ir.prologis.com/annual-reports. You can also sign up for electronic delivery of proxy materials by following the instructions on the proxy card and Notice of Internet Availability with respect to how to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. If you register to receive future proxy materials electronically by email, you will receive an email next year with instructions on how to access those proxy materials and how to vote. If you change your



email address, you will need to update your registration. Your election on how to receive proxy materials will remain in effect until you terminate it.

Stockholders will receive printed copies of the proxy materials if they have elected this form of delivery or they are participants in our 401(k) Plan. Printed copies of the proxy materials will be provided upon request at no charge by submitting a written notice to Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Voting in person at the annual meeting

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares and a Notice of Internet Availability or printed proxy materials and a proxy card are being sent directly to you. As the stockholder of record, you have the right to vote in person at the annual meeting. If you choose to vote in person at the annual meeting, you can bring the proxy card mailed to you if you received printed proxy materials, or you can vote using a ballot that will be provided to you at the annual meeting. Even if you plan to attend the annual meeting, we recommend that you authorize your proxy to vote your shares in advance so that your vote will be counted should you later decide not to attend the annual meeting.

Most of our stockholders hold their shares in street name through a broker, bank, trustee, or other nominee rather than directly in their own name. In this case, you are considered the beneficial owner of shares held in street name, and a Notice of Internet Availability or printed proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the annual meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares, which will give you the right to vote the shares at the annual meeting. You will need to contact your broker, bank, trustee, or nominee to obtain a legal proxy. You will need to bring that legal proxy to the annual meeting in order to vote in person.

Voting without attending the annual meeting

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, trustee, or nominee. In most cases, you will be able to do this by telephone, through the Internet, or by mail. If you are a stockholder of record, please refer to the summary instructions on the proxy card included with your proxy materials or the instructions on how to vote contained in the Notice of Internet Availability. If you hold your shares in street name, the voting instructions will be communicated to you by your broker, bank, trustee, or nominee. The Notice of Internet Availability also provides instructions on how you can request a printed copy of the proxy materials and proxy card, if you desire.

By Telephone or through the Internet—If you have telephone or Internet access, you may submit your proxy by following the instructions included with your proxy materials or, if you requested a printed copy of the proxy materials, on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

By Mail—If you requested a printed copy of the proxy materials, you may submit your proxy by mail by signing the proxy card or, for shares held in street name, by following the voting instruction card included by your broker, bank, trustee, or nominee and mailing it in the postage-paid envelope that is included. If you provide specific voting instructions, your shares will be voted as you have instructed.

The telephone and Internet proxy voting facilities for stockholders of record will close at 11:59 p.m., Eastern time, on April 30, 2019, unless the meeting is postponed or adjourned, in which case such voting facilities may remain open or be reopened until the day before the postponed or adjourned meeting.



The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee, or nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee, or nominee.

If you vote by telephone or through the Internet, you do not have to return a proxy card or voting instruction card.

The telephone and Internet proxy voting procedures are designed to authenticate stockholders by use of a control number and to allow stockholders to confirm that their instructions have been properly recorded. The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend the annual meeting in person.

Changing your vote

You may revoke your proxy at any time and change your vote at any time before the final vote at the annual meeting. If you are a stockholder of record, you may do this by signing and submitting a written notice to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, by submitting a new proxy card with a later date, by voting again by telephone or through the Internet (your latest telephone or Internet proxy is counted), or by attending the annual meeting in person and voting by ballot at the annual meeting. If you hold your shares beneficially in street name, you will need to contact your broker, bank, trustee, or nominee to determine the process for revoking a voting instruction. Merely attending the annual meeting will not revoke a proxy unless you specifically request your proxy to be revoked.

All shares that have been properly voted (for which proxies have not been revoked) will be voted at the annual meeting.

Specific voting instructions not given

If you hold your shares directly in your name, and you sign and return a proxy card without giving specific voting instructions, the shares of common stock represented by that proxy will be voted as recommended by the Board. If you hold your shares in street name through a broker, bank, trustee, or nominee and you do not provide specific voting instructions, your broker, bank, trustee, or nominee will have discretion to vote such shares but only with respect to routine matters (Proposal 3).

If no voting instructions are received from you, and you hold your shares in street name, your broker, bank, trustee or nominee will not turn in a proxy card for your shares on the non-routine matters proposed at our annual meeting. Non-routine matters are the election of directors (Proposal 1) and the advisory vote to approve the company's executive compensation for 2018 (Proposal 2).

If you hold shares in your 401(k) Plan account and do not provide the trustee of the 401(k) Plan with specific voting instructions, the trustee will vote all uninstructed shares held in our 401(k) Plan in the same proportion as how instructed shares held in the 401(k) Plan are voted.

Vote required for proposals

Vote Required for Proposal 1 (Election of Directors): You may vote for, vote against or abstain from voting for any of the director nominees. Assuming a quorum is present, to elect a particular director nominee, the number of votes cast "For" a director nominee must exceed the number of such votes cast "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the election. A more detailed description of these majority voting procedures is provided below under "Majority Voting."



Vote Required for Proposal 2 (Advisory Vote to Approve the Company's Executive Compensation for 2018): You may vote for, vote against or abstain from voting for the resolution on the company's executive compensation for 2018. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting. Abstentions and broker non-votes, if any, are considered shares present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

Vote Required for Proposal 3 (Ratification of the Appointment of Independent Registered Accounting Firm): You may vote for, vote against or abstain from voting on ratifying the appointment of KPMG LLP as our independent registered public accounting firm for the year 2019. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting. Abstentions and broker non-votes, if any, are considered shares present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

Proxy solicitation

We pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our directors, officers, or employees, in person or by telephone, facsimile, or other electronic means. These people will not be specially compensated for their solicitation of proxies.

In accordance with the rules and regulations of the SEC and NYSE, we will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares of our common stock.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROLOGIS, INC. SINCE THE DATE OF THIS PROXY STATEMENT.

Admission to the annual meeting

Stockholders must bring proof of current ownership of our common stock to be admitted to and to attend the 2019 annual meeting.

Board's voting recommendations

The Board recommends a vote:

- "for" the election of each of the twelve nominees to the Board named in the proxy statement (Proposal 1);
- "for" the approval of the company's executive compensation for 2018 (Proposal 2); and
- "for" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year 2019 (Proposal 3).



Who can vote

Each issued and outstanding share of common stock is entitled to one vote on each matter properly brought before the annual meeting. Holders of record of Prologis common stock at the close of business on the record date, March 6, 2019, are entitled to notice of and to vote at the annual meeting. As of March 6, 2019, there were 630,700,214 shares of our common stock outstanding.

Quorum requirement

There is no right to cumulative voting. A quorum is met if a majority of the shares of common stock outstanding as of the record date are represented, in person or by proxy, at the annual meeting. Your shares are counted as present at the meeting if you are present and entitled to vote in person at the meeting, if you have properly submitted a proxy card, or if you authorize your proxy to vote your shares by telephone or through the Internet.

If you are present at the annual meeting in person or by proxy, but you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote for purposes of determining a quorum.

Broker non-votes are also counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares of our common stock for a beneficial owner is present at the meeting, in person or by proxy, and entitled to vote, but does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions on how to vote with respect to that item from the beneficial owner.

Majority voting

Our bylaws provide that the vote required for election of directors is a "majority vote of the votes cast" in uncontested elections of directors. Accordingly, directors are required to be elected by the majority of votes cast by the shares present in person or represented by proxy with respect to such director in uncontested elections. A majority of the votes cast means that the number of shares voted "For" a director nominee by the holders of shares of common stock entitled to vote on the election of directors and represented in person or by proxy at the annual meeting must exceed the number of such shares voted "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

In a contested election (where a determination is made that the number of director nominees is expected to exceed the number of directors to be elected at a meeting), the vote standard will be a plurality of the votes cast with respect to such director. In the event of a contested election where the plurality vote standard applies, stockholders shall be permitted to vote only "for" a director nominee or to designate their vote be "withheld" from such nominee.

If a nominee who is serving as a director is not elected by a majority vote at the annual meeting, then, under Maryland law, such director would continue to serve as a "holdover director." Under our bylaws, any director who fails to be elected by a majority vote shall tender his or her resignation to the Board, subject to acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will then act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of election results. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is duly elected and qualified. The director who tenders his or her resignation will not participate in the Board's decision. Non-incumbent directors who are not elected at the annual meeting would not become directors and would not serve on the Board as a "holdover director."



Proxy access

In 2016, we adopted proxy access with a "3/3/20/20" market standard. The amendment and restatement of our bylaws provides that, subject to certain requirements, a stockholder, or a group of up to 20 stockholders, owning three percent or more of our outstanding common stock continuously for at least three years, can require us to include in our annual meeting proxy materials director nominations for up to 20% of the number of directors, or two directors, whichever is greater. Proxy access rights are subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

Stockholder recommended nominees for director

The Governance Committee will evaluate nominees for director recommended by stockholders against the same criteria that it uses to evaluate other director nominees, as described under "Board of Directors and Corporate Governance—Director Qualifications, Skills and Experience." The committee will consider nominees to the Board recommended by stockholders with respect to elections to be held at an annual meeting if notice of the nomination is timely delivered in writing to our secretary prior to the meeting. See "Submitting Stockholder Proposals" for notice requirements prescribed by our Bylaws.

Additional matters present at the annual meeting

We do not anticipate any other business to be brought before the 2019 annual meeting of stockholders. In addition to the scheduled items, however, the meeting may consider properly presented stockholder proposals and matters relating to the conduct of the meeting. As to any other business, the proxies, in their discretion, are authorized to vote on other matters that may properly come before the meeting and any adjournments or postponements of the meeting.

Submitting Stockholder Proposals

There are no stockholder proposals for consideration at the 2019 annual meeting. You may submit proposals, including director nominations, for consideration at our next annual meeting expected to be held in 2019 as follows:

Deadline for submitting stockholder proposals for inclusion in our 2020 proxy statement. Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act") provides that certain stockholder proposals must be included in the proxy statement for our annual meeting. For a stockholder proposal to be considered for inclusion in the 2020 proxy statement for our 2020 annual meeting, it must be received at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) no later than November 23, 2019. The proposal must comply with the SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in our proxy materials. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

If, however, the date of the 2020 annual meeting is advanced or delayed by more than 30 days from May 1, 2020, we must receive notice a reasonable time before we begin to print and distribute our proxy materials.

Deadline for submitting stockholder proposals or director nominations not to be included in our 2020 Proxy Statement. If you intend to present a proposal or nomination for director at our 2020 annual meeting, but you do not intend to have it included in our 2020 proxy statement, the notice of proposal or nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than January 2, 2020 and not later than February 1, 2020.



If, however, the date of the 2020 annual meeting is advanced or delayed by more than 30 days from May 1, 2020, we must receive the notice of proposal or nomination not more than 120 days prior to the date of the 2020 annual meeting and not less than 90 days prior to the date of the 2020 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2020 annual meeting (which was advanced or delayed by more than 30 days from May 1, 2020) is given or made to stockholders, the deadline to receive the notice of proposal or nomination is the close of business on the 10th day following the day on which notice of the 2020 annual meeting date was mailed or publicly disclosed. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Deadline for submitting proxy access director nominations to be included in our 2020 proxy statement. If you intend to present a nomination for director at our 2020 annual meeting pursuant to the proxy access provisions in our bylaws, the notice of proxy access nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than January 2, 2020 and not later than February 1, 2020.

If, however, the date of the 2020 annual meeting is advanced or delayed by more than 30 days from May 1, 2020, we must receive the notice of nomination not more than 120 days prior to the date of the 2020 annual meeting and not less than 90 days prior to the date of the 2020 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2020 annual meeting (which was advanced or delayed by more than 30 days from May 1, 2020) is given or made to stockholders, the deadline to receive the notice of nomination is the close of business on the 10th day following the day on which notice of the 2020 annual meeting date was given or publicly disclosed. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Stockholder notice. As set forth in our bylaws, for stockholder proposals other than director nominations, such stockholder's notice must contain, among other things, with respect to each proposed matter:

- a brief description of the business and the reasons for conducting such business at the annual meeting;

- the name of the stockholder and any "stockholder associated person" (as defined in our bylaws);

- the record address or current address, if different, of the stockholder and any stockholder associated person;

- the class, series and number of shares the stockholder and any stockholder associated person beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares);

- any material interest the stockholder or any stockholder associated person has in such business;

- whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf, or by a stockholder associated person or on that person's behalf (including any agreement, arrangement, or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes, or to increase the voting power of such stockholder or stockholder associated person) and a general description of such activity; and

- to the extent known by the stockholder giving notice, the name and address of any other stockholder supporting a proposal of other business.

Please review our bylaws for more information regarding requirements to submit a stockholder proposal outside of Rule 14a-8.

As set forth in our bylaws, for director nominations, a stockholder's notice must contain, among other things, with respect to each proposed nominee:

- the name, age, business address and residence address of the proposed nominee;

- the principal occupation or employment of the proposed nominee;



- the class, series, and number of shares beneficially held by the proposed nominee, the date such shares were acquired, and the investment intent of such acquisition;

- any other information relating to the proposed nominee that is required to be disclosed under Regulation 14A of the Exchange Act;

- the proposed nominee's written consent to serve as a director if elected and, with respect to proxy access nominations, to be named in our proxy materials;

- a statement whether such person, if elected or re-elected, or as a condition thereto, will tender an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board; and

- with respect to the stockholder giving the notice: (i) the name of the stockholder, the record address (or current address, if different) of the stockholder, and the class, series and number of shares the stockholder beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares); (ii) whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf (including any agreement, arrangement, or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes, or to increase the voting power of such stockholder) and a general description of such activity; and (iii) to the extent known by the stockholder giving notice, the name and address of any other stockholder giving notice, the name and address of any other stockholder supporting the nominee for election or re-election as a director, as well as similar information regarding any stockholder associated person.

We may require a proposed nominee to furnish other information to determine the eligibility of such proposed nominee to serve as one of our directors. Please review our bylaws for more information regarding proxy access eligibility, procedural and disclosure requirements and other relevant requirements to nominate directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires our directors, certain officers and certain beneficial owners of our common stock to file reports of holdings and transactions in our common stock with the SEC and the NYSE. Based on our records and other information available to us, we believe that, in 2018, all of the above persons and entities met all applicable SEC filing requirements except in 2018, a report for Mr. Olinger and Mr. Lyons was not filed on a timely basis due to an administrative error.

Annual Report to Stockholders and Corporate Governance Documents

We will provide copies of our annual report to requesting stockholders, free of charge, by contacting Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, telephone (415) 394-9000. Our Code of Ethics and Business Conduct, Governance Guidelines and our Audit, Compensation and Governance Committee charters can be viewed on our website at http://ir.prologis.com/governance. In addition, copies of our Code of Ethics and Business Conduct, Governance Guidelines, our Audit, Compensation and Governance Committee charters and our bylaws can be obtained by any stockholder, free of charge, upon written request to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

March 22, 2019

San Francisco, California



Definitions and Reconciliations of GAAP and Non-GAAP Financial Measures



Please refer to our annual and quarterly financial statements filed with the Securities and Exchange Commission on Forms 10-K and 10-Q and other public reports for further information about us and our business.

Annualized TSR is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid. We annualize TSR by converting the total return of the stock at the end of a prescribed time period to an annualized basis.

Asset Management Fees represents the third-party share of asset management and transactional fees from both consolidated and unconsolidated co-investment ventures.

Assets Under Management ("AUM") represents the estimated fair value of the real estate we own or manage through both our consolidated and unconsolidated entities. We calculate AUM by adding Investment Capacity and the third-party investors' share of the estimated fair value of the assets in the co-investment ventures to our share of total market capitalization (calculated as market equity plus our share of total debt).

BREEAM, also referred to as Building Research Establishment's Environmental Assessment Method, is a certification process to assess building sustainability.

Calculation of Per Share Amounts (in thousands, except per share amounts):

	2018	2017	2016	2015	2014
Net earnings					
Net earnings	$1,643,426	$1,641,931	$1,203,218	$862,788	$622,235
Noncontrolling interest attributable to exchangeable limited partnership units	49,743	46,280	37,079	13,120	3,636
Gains, net of expenses, associated with exchangeable debt assumed exchanged	—	—	—	(1,614)	—
Adjusted net earnings—Diluted	**$1,693,169**	**$1,688,211**	**$1,240,297**	**$874,294**	**$625,871**
Weighted average common shares outstanding—Basic	567,367	530,400	526,103	521,241	499,583
Incremental weighted average effect on exchange of limited partnership units	17,768	15,945	16,833	8,569	3,501
Incremental weighted average effect of equity awards	5,104	5,955	3,730	1,961	3,307
Incremental weighted average effect on exchangeable debt assumed exchanged[1]		—	—	2,173	—
Weighted average common shares outstanding—Diluted	**590,239**	**552,300**	**546,666**	**533,944**	**506,391**
Net earnings per share—Basic	**$ 2.90**	**$ 3.10**	**$ 2.29**	**$ 1.66**	**$ 1.25**
Net earnings per share—Diluted	**$ 2.87**	**$ 3.06**	**$ 2.27**	**$ 1.64**	**$ 1.24**



	2018	2017	2016	2015	2014
Core FFO					
Core FFO	$1,788,149	$1,551,153	$1,400,498	$1,181,290	$953,147
Noncontrolling interest attributable to exchangeable limited partnership units	1,531	2,903	4,273	213	209
Interest expense on exchangeable debt assumed exchanged	—	—	—	3,506	16,984
Core FFO—Diluted	**$1,789,680**	**$1,554,056**	**$1,404,771**	**$1,185,009**	**$970,340**
Weighted average common shares outstanding—Basic	567,367	530,400	526,103	521,241	499,583
Incremental weighted average effect on exchange of limited partnership units	17,768	15,945	16,833	6,897	1,964
Incremental weighted average effect of equity awards	5,104	5,955	3,730	1,961	3,307
Incremental weighted average effect on exchangeable debt assumed exchanged [1]	—	—	—	2,173	11,879
Weighted average common shares outstanding—Diluted	**590,239**	**552,300**	**546,666**	**532,272**	**516,733**
Core FFO per share—Diluted	**$ 3.03**	**$ 2.81**	**$ 2.57**	**$ 2.23**	**$ 1.88**

(1) In March 2015, the exchangeable debt was settled primarily through the issuance of common stock. The adjustment in 2015 assumes the exchange occurred on January 1, 2015.

Comprehensive Assessment System for Built Environment Efficiency ("CASBEE") is a system for evaluating and rating the environmental performance of buildings.

CDP (formerly the "Carbon Disclosure Project") runs a global disclosure system that enables companies, cities, states and regions to measure and manage their environmental impacts.

Compound Annual Growth Rate, also referred to as CAGR, is used to determine the annual growth rate over a specified period of time longer than one year. The compound annual growth is calculated by dividing the ending value by the beginning value and multiplying the result to the power of one divided by the number of years in the calculation and then subtracting one from the result. We determined the three-year compound annual growth rate of our Core FFO per share at December 31, 2018, to be 10.8% by dividing the 2018 diluted Core FFO per share of $3.03 by 2015 diluted Core FFO per share of $2.23, then multiplying the result to the one-third power and then subtracting one from the result.

Deutsche Gesellschaft für Nachhaltiges Bauen ("DGNB"), the German Sustainable Building Council, assesses the sustainability of buildings and urban districts.

The **Dow Jones Sustainability Indices ("DJSI")** are global sustainability indices offered cooperatively by RobecoSAM and S&P Dow Jones Indices, tracking the stock performance of companies in terms of economic, environmental and social criteria.

Energy Performance Certificate ("EPC") scores and rates buildings for energy efficiency within the European Union.

EXP (formerly ITEP) is a Southern California-based nonprofit that helps young people develop skills and training to succeed in school and in their professional lives.

Estimated Value Creation represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI and does not include any fees or promotes we may earn. Estimated Value Creation for our value-added properties that are sold includes the realized economic gain.



Estimated Weighted Average Margin is calculated on developed properties as the Value Creation less estimated closing costs and taxes, if any, on properties expected to be sold or contributed, divided by the TEI.

The **FTSE4Good** Index Series is designed to measure the performance of companies demonstrating strong ESG practices.

Funds from Operations attributable to common stockholders and unitholders ("FFO"). FFO is a non-GAAP financial measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings.

The National Association of Real Estate Investment Trusts ("NAREIT" or "Nareit") defines FFO as earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales, along with impairment charges, of previously depreciated properties. We also exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. We exclude similar adjustments from our unconsolidated entities and the third parties' share of our consolidated co-investment ventures.

Our FFO Measures. Our FFO measures begin with NAREIT's definition and we make certain adjustments to reflect our business and the way that management plans and executes our business strategy. While not infrequent or unusual, the additional items we adjust for in calculating *FFO, as modified by Prologis,* and *Core FFO*, both as defined below, are subject to significant fluctuations from period to period. Although these items may have a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long term. These items have both positive and negative short-term effects on our results of operations in inconsistent and unpredictable directions that are not relevant to our long-term outlook.

We calculate our FFO measures, as defined below, based on our proportionate ownership share of both our unconsolidated and consolidated ventures. We reflect our share of our FFO measures for unconsolidated ventures by applying our average ownership percentage for the period to the applicable reconciling items on an entity-by-entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by adjusting our FFO measures to remove the noncontrolling interests' share of the applicable reconciling items based on our average ownership percentage for the applicable periods.

These FFO measures are used by management as supplemental financial measures of operating performance and we believe that it is important that stockholders, potential investors and financial analysts understand the measures management uses. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We analyze our operating performance primarily by the rental revenues of our real estate and the revenues from our strategic capital business, net of operating, administrative and financing expenses. This income stream is not directly impacted by fluctuations in the market value of our investments in real estate or debt securities.

FFO, as modified by Prologis attributable, to common stockholders and unitholders ("FFO, as modified by Prologis").

To arrive at FFO, as modified by Prologis, we adjust the NAREIT-defined FFO measure to exclude the impact of foreign currency-related items and deferred tax, specifically:

- deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

- current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure;

- unhedged foreign currency exchange gains and losses resulting from debt transactions between us and our foreign consolidated subsidiaries and our foreign unconsolidated entities;

- foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third-party debt of our foreign consolidated and unconsolidated entities; and



- mark-to-market adjustments associated with derivative financial instruments.

  We use FFO, as modified by Prologis, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S.

Core FFO attributable to common stockholders and unitholders ("Core FFO"). In addition to FFO, as modified by Prologis, we also use *Core FFO.* To arrive at *Core FFO,* we adjust *FFO, as modified by Prologis*, to exclude the following recurring and nonrecurring items that we recognized directly in *FFO, as modified by Prologis*:

- gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

- income tax expense related to the sale of investments in real estate and third-party acquisition costs related to the acquisition of real estate;

- impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties;

- gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock; and

- expenses related to natural disasters.

We use Core FFO, including by segment and region, to: (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (vi) evaluate how a specific potential investment will impact our future results.

Limitations on the use of our FFO measures. While we believe our modified FFO measures are important supplemental measures, neither NAREIT's nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly, these are only a few of the many measures we use when analyzing our business. Some of the limitations are:

- The current income tax expenses and acquisition costs that are excluded from our modified FFO measures represent the taxes and transaction costs that are payable.

- Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Furthermore, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of logistics facilities are not reflected in FFO.

- Gains or losses from non-development property and dispositions or impairment charges related to expected dispositions represent changes in value of the properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

- The deferred income tax benefits and expenses that are excluded from our modified FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our modified FFO measures do not currently reflect any income or expense that may result from such settlement.

- The foreign currency exchange gains and losses that are excluded from our modified FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

- The gains and losses on extinguishment of debt that we exclude from our Core FFO may provide a benefit or cost to us as we may be settling our debt at less or more than our future obligation.

- The natural disaster expenses that we exclude from Core FFO are costs that we have incurred.



We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures to our net earnings computed under GAAP as follows (in millions).

	2018	2017	2016	2015	2014
Reconciliation of net earnings to FFO measures:					
Net earnings attributable to common stockholders	$1,643.4	$1,641.9	$1,203.2	$ 862.8	$ 622.2
Add (deduct) NAREIT defined adjustments:					
Real estate related depreciation and amortization	912.8	847.5	899.8	854.5	617.8
Gains on dispositions of real estate properties, net (excluding development properties and land)	(371.2)	(855.4)	(423.0)	(500.8)	(553.2)
Reconciling items related to noncontrolling interests	23.1	(39.0)	(104.8)	(78.1)	47.9
Our share of reconciling items included in earnings from unconsolidated entities	141.8	147.5	162.1	185.6	186.5
Subtotal—NAREIT defined FFO	**2,349.9**	**1,742.5**	**1,737.3**	**1,324.0**	**921.2**
Add (deduct) our modified adjustments:					
Unrealized foreign currency and derivative losses (gains), net	(120.4)	69.4	(7.5)	1.0	19.0
Deferred income tax benefit	1.4	(5.0)	(5.5)	(5.1)	(87.2)
Current income tax expense on dispositions related to acquired tax assets	1.2	2.3	0.0	3.5	30.5
Reconciling items related to noncontrolling interests	(0.2)	(0.0)	0.7	(1.3)	—
Our share of reconciling items included in earnings from unconsolidated entities	(0.3)	(14.7)	(22.9)	(13.6)	4.0
FFO, as modified by Prologis	**2,231.6**	**1,794.5**	**1,702.1**	**1,308.5**	**887.5**
Adjustments to arrive at Core FFO:					
Gains on dispositions of development properties and land, net	(469.8)	(327.5)	(334.4)	(258.1)	(172.4)
Current income tax expense (benefit) on dispositions	17.1	19.1	24.2	(0.2)	15.4
Acquisition expenses	—	—	4.6	47.0	4.2
Losses (gains) on early extinguishment of debt and preferred stock repurchase, net	2.6	72.3	(2.5)	86.3	171.8
Reconciling items related to noncontrolling interests	6.2	(0.4)	4	(11)	—
Our share of reconciling items included in earnings from unconsolidated entities	0.4	(6.8)	2.2	8.9	46.6
Core FFO	**$1,788.1**	**$1,551.2**	**$1,400.5**	**$1,181.3**	**$ 953.1**

General and Administrative Expenses ("G&A"). Generally our property management personnel perform the property-level management of the properties in our owned and managed portfolio, which include properties we consolidate and those we manage that are owned by the unconsolidated co-investment ventures. We allocate the costs of our property management function to the properties we consolidate (included in rental expenses) and the properties owned by the unconsolidated co-investment ventures (included in strategic capital expenses) by using the square feet owned by the respective portfolios. Strategic capital expenses also include the direct expenses associated with the asset management of the unconsolidated co-investment ventures provided by our employees who are assigned to our strategic capital segment. We do not allocate indirect costs to strategic capital expenses.

GRESB ("Global Real Estate Sustainability Benchmark") assesses the sustainability performance of real estate and infrastructure portfolios and assets worldwide.



GRI (formerly the "Global Reporting Institute") Sustainability Reporting Standards (GRI Standards) are widely adopted global standards for sustainability reporting.

Hauté Qualite Environmentale ("HQE") is a sustainability certification that can be earned by building construction, management and urban planning projects in France.

Investment Capacity is our estimate of the gross real estate, which could be acquired by our co-investment ventures through the use of existing equity commitments from us and our partners assuming the ventures' maximum leverage limits are used.

LEED. The U.S. Green Building Council ("USGBC") established the Leadership in Energy and Environmental Design ("LEED") rating system to assess buildings against key sustainability standards.

LED lighting. LED stands for "light-emitting diode." LED lighting is a type of energy efficient lighting.

LEED Volume Program streamlines the LEED certification process for high volume property owners.

Liquidity is equal to the sum of the current availability of our consolidated credit facilities ($3.4 billion) plus our consolidated cash and cash equivalents ($0.3 billion).

Loan-to-Market Value, or debt as a percentage of gross market capitalization, is a non-GAAP measure used by us to analyze the leverage risk in our debt risk portfolio. We make adjustments to reflect our economic ownership in each entity in which we invest, whether consolidated or unconsolidated. The following table presents the calculation of Loan-to-Market Value for the years ended December 31 (in thousands).

	2018	2017	2016	2015	2014	2013	2012
Debt as a % of gross real estate assets:							
Consolidated debt (at par)	$11,161,326	$ 9,469,106	$10,632,534	$11,620,995	$ 9,293,367	$ 8,970,567	$14,917,427
Noncontrolling interests share of consolidated debt (at par)	(13,119)	(70,422)	(634,945)	(674,048)	(383,455)	(175,211)	(364,164)
Prologis share of unconsolidated debt (at par)	2,048,777	2,040,271	1,557,561	1,768,900	1,853,320	2,101,573	1,781,510
Total Prologis share of debt (at par)	13,196,984	11,438,955	11,555,150	12,715,847	10,763,232	10,896,929	13,500,081
Prologis share of outstanding foreign currency derivatives	(1,519)	4,965	(22,349)	(34,769)	(102,080)	20,828	21,610
Consolidated cash and cash equivalents	(343,856)	(447,046)	(807,316)	(264,080)	(350,692)	(491,129)	(100,810)
Noncontrolling interests share of consolidated cash and cash equivalents	71,078	55,827	52,519	51,204	45,236	7,904	27,854
Prologis share of unconsolidated cash and cash equivalents	(203,997)	(132,276)	(138,773)	(163,595)	(111,629)	(145,186)	(283,979)
Total Prologis share of debt, net of adjustments	**$12,718,690**	**$10,920,425**	**$10,639,231**	**$12,304,607**	**$10,244,067**	**$10,289,346**	**$13,164,756**
Total outstanding common stock and limited partnership units	648,488	546,355	542,660	540,067	511,265	502,517	464,200
Share price at year end	58.72	64.51	52.79	42.92	43.03	36.95	$ 36.49
Total equity capitalization	38,079,215	35,245,361	28,647,021	23,179,676	21,999,733	18,568,003	16,938,658
Total Prologis share of debt, net of adjustments	12,718,690	10,920,425	10,639,231	12,304,607	10,244,067	10,289,346	13,164,756
Gross market capitalization	$50,797,905	$46,165,786	$39,286,252	$35,484,283	$32,243,800	$28,857,349	$30,103,414
Debt as a % of gross market capitalization	**25.0%**	**23.7%**	**27.1%**	**34.7%**	**31.8%**	**35.7%**	**43.7%**

Nareit (or NAREIT) is the worldwide representative voice for real estate investment trusts—REITs—and publicly traded real estate companies with an interest in U.S. real estate and capital markets.



Net Operating Income ("NOI") is a non-GAAP financial measure used to evaluate our operating performance and represents rental revenue less rental expenses.

Net Promote includes actual promotes earned from third-party investors during the period, net of related cash expenses.

Same Store. Our "same store" metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net-effective and cash basis. We evaluate the performance of the operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, which allows us to analyze our ongoing business operations.

We define our same store population for the three months ended December 31, 2018 as our owned and managed properties that were in the operating portfolio at January 1, 2017 and owned throughout the end of the same three-month period in both 2018 and 2017. The same store population excludes non-industrial real estate properties and properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2017) and properties acquired or disposed of to third parties during the period. Beginning January 1, 2018, we modified our definition of same store to align on consistent methodologies with members of the industrial REIT group. This did not materially change our historical amounts reported. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period end exchange rate to translate from local currency into the U.S. dollar, for both periods. We believe the factors that affect rental revenues, rental recoveries, rental expenses and NOI in the same store portfolio are generally the same as for our consolidated portfolio.

As same store is a non-GAAP financial measure, it has certain limitations as an analytical tool and may vary among real estate companies. As a result, we provide a reconciliation of rental revenues, rental recoveries and rental expenses from our Consolidated Financial Statements prepared in accordance with GAAP to same store property NOI. In addition, we further remove certain noncash items (straight-line rent adjustments and amortization of lease intangibles) included in the financial statements prepared in accordance with GAAP to reflect a cash same store number. To clearly label these metrics, they are categorized as same store portfolio NOI – net effective and same store portfolio NOI – cash.

We evaluate the results of our same store portfolio on a quarterly basis. The following table summarizes same store NOI and the change from the prior period for the four quarters of 2018 and on a cumulative annual basis and the square feet of the portfolio used in the calculation (dollars and square feet in millions):

	Three Months Ended				
	March 31,[1]	June 30,[1]	September 30,[1]	December 31,	Full Year
2018 NOI—same store portfolio	$787.8	$776.1	$766.3	$766.4	$3,096.6
2017 NOI—same store portfolio	$740.0	$730.2	$726.8	$733.6	$2,930.6
Percentage change	6.5%	6.3%	5.4%	4.5%	5.7%
Square feet of portfolio	582.5	565.1	562.1	560.3	

(1) A reconciliation of our same store results for these fiscal quarters to the Consolidated Statements of Income is provided in our previously filed quarterly reports on Form 10-Q for the respective quarter.



The following is a reconciliation of our consolidated rental revenues, rental recoveries, rental expenses and property NOI for the full year, as included in the Consolidated Statements of Income and within Note 19 to the Consolidated Financial Statements, in our annual reports on Form 10-K for year ended December 31, 2018, to the respective amounts in our same store portfolio analysis for the three months ended December 31 (dollars in millions):

| | Three Months Ended | | | | |
	March 31,	June 30,	September 30,	December 31,	Full Year
Property NOI					
2017					
Rental revenues	$ 439.9	$ 448.0	$ 416.4	$ 433.5	$1,737.8
Rental recoveries	127.0	128.4	114.8	117.1	$ 487.3
Rental expenses	(152.7)	(147.8)	(128.7)	(140.3)	$ (569.5)
Property NOI	$ 414.2	$ 428.6	$ 402.5	$ 410.3	$1,655.6
2018					
Rental revenues	$ 427.9	$ 426.5	$ 476.9	$ 527.6	$1,858.9
Rental recoveries	128	118.1	132.1	151.6	529.8
Rental expenses	(142.9)	(133.3)	(147.2)	(177.2)	(600.6)
Property NOI	$ 413.0	$ 411.3	$ 461.8	$ 502.0	$1,788.1

| | Three Months Ended December 31, | | |
	2018	2017	Percentage Change
Rental Revenues			
Rental revenues	$ 527,574	$433,568	
Rental recoveries	151,621	117,081	
Per the Consolidated Statements of Income [1]	679,195	550,649	
Adjustments to derive same store results:			
Properties not included in same store portfolio and other adjustments [1][2]	(187,095)	(75,250)	
Unconsolidated co-investment ventures [1]	537,126	516,687	
Same Store—rental revenues—net effective	**$1,029,226**	**$992,086**	**3.7%**
Straight-line rent adjustments	(9,159)	(12,580)	
Fair value lease adjustments	319	106	
Same Store-rental revenues—cash	**$1,020,386**	**$979,612**	**4.2%**
Rental Expenses[1][3]			
Per the Consolidated Statements of Income [1]	$ 177,194	$140,338	
Adjustments to derive same store results:			
Properties not included in same store portfolio and other adjustments [1][3]	(47,015)	(12,739)	
Unconsolidated co-investment ventures [1]	123,798	118,447	
Same store portfolio—rental expenses—net effective and cash	**$ 253,977**	**$246,046**	**3.2%**
Same Store—NOI—Net Effective	**$ 775,249**	**$746,040**	**3.9%**
Same Store—NOI—Net Effective—Prologis Share [4]	**$ 448,752**	**$429,587**	**4.5%**
Same Store—NOI—Cash	**$ 766,409**	**$733,566**	**4.5%**
Same Store—NOI—Cash—Prologis Share [4]	**$ 443,501**	**$424,408**	**4.5%**

(1) We include 100% of the same store NOI from the properties in our same store portfolio. During the periods presented, certain properties owned by us were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor



those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g., the results of a contributed property are included in our consolidated results through the contribution date and in the results of the unconsolidated entities subsequent to the contribution date). As a result, only line items labeled "same store portfolio" are comparable period over period.

(2)   We exclude non-industrial real estate properties and properties held for sale, along with development properties that were not stabilized at the beginning of the reporting period or properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees to allow us to evaluate the growth or decline in each property's rental revenues without regard to one-time items that are not indicative of the property's recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term.

(3)   Rental expenses include the direct operating expenses of the property such as property taxes, insurance and utilities. In addition, we include an allocation of the property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management services are recognized as part of our consolidated rental expenses. These expenses fluctuate based on the level of properties included in the same store portfolio and any adjustment is included as "effect of changes in foreign currency exchange rates and other" in this table.

(4)   Same Store- NOI- Prologis Share is calculated using the underlying building information from the Same Store NOI – Net Effective and NOI—Cash calculations and applying our ownership percentage as of December 31, 2018 to the NOI of each building for both periods.

Scope 1 GHG are greenhouse gas emissions from sources owned or controlled by Prologis and

Scope 2 GHG are indirect greenhouse gas emissions associated with consumption of purchased electricity and gas.

Scope 3 GHG emissions are all other indirect emissions not included in Scope 2 (e.g. employee travel).

Solar PV array is a solar photovoltaic (PV) system for capturing sunlight and converting to renewable energy.

Stabilization is defined as the earlier of when a property that was developed has been completed for one year or is 90% occupied. Upon Stabilization, a property is moved into our operating portfolio.

Stabilized NOI is equal to the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses.

Total Expected Investment ("TEI") represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change.

Total Stockholder Return ("TSR") is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid.

WELL Building Standard is a design standard for buildings that promotes health and wellness. The WELL Building Standard was developed and is overseen by the International WELL Building Institute™ (IWBI™).

